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2009 Annual Report

IRET

INVESTORS REAL ESTATE TRUST

Selected Consolidated Financial Data

The following table sets forth selected financial data as of and for each of the fiscal years ended April 30, 2005 through 2009. The table illustrates the significant growth in revenue and real estate investment IRET experienced over the period reported, most of which was attributable to our addition of properties through acquisitions. These historical results are not necessarily indicative of the results to be expected in the future. This information is only a summary, and you should refer to our Consolidated Financial Statements and notes thereto, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K, for additional information.

(in thousands, except per share data)

Years Ended April 30,	2009	2008	2007	2006	2005
Consolidated Income Statement Data					
Revenue	$ 240,005	$ 221,170	$ 197,538	$ 170,171	$ 152,759
Income before minority interest and discontinued operations and gain on sale of other investments	$ 10,659	$ 15,021	$ 14,255	$ 11,119	$ 9,871
Gain on sale of real estate, land, and other investments	$ 54	$ 556	$ 4,602	$ 3,293	$ 8,605
Minority interest portion of operating partnership income	$ (2,227)	$ (3,524)	$ (3,217)	$ (1,892)	$ (1,727)
Income from continuing operations	$ 8,526	$ 11,675	$ 11,026	$ 8,766	$ 7,768
Income from discontinued operations	$ 0	$ 413	$ 3,084	$ 2,801	$ 7,308
Net income*	$ 8,526	$ 12,088	$ 14,110	$ 11,567	$ 15,076
Consolidated Balance Sheet Data					
Total real estate investments	$ 1,472,575	$ 1,456,178	$ 1,316,534	$ 1,126,400	$ 1,067,345
Total assets	$ 1,605,091	$ 1,618,026	$ 1,435,389	$ 1,207,315	$ 1,151,158
Mortgages payable	$ 1,070,158	$ 1,063,858	$ 951,139	$ 765,890	$ 708,558
Shareholders' equity	$ 333,935	$ 345,006	$ 284,969	$ 289,560	$ 295,172
Consolidated Per Common Share Data (basic and diluted)					
Income from continuing operations	$ .11	$ .17	$ .18	$ .14	$ .13
Income from discontinued operations	$ .00	$ .01	$ .06	$ .06	$ .17
Net income	$ .11	$ .18	$ .24	$ .20	$ .30
Distributions	$ .68	$ .67	$ .66	$ .65	$ .65
Funds From Operations**	$ 64,622	$ 64,182	$ 56,994	$ 46,711	$ 42,314
Funds From Operations per share and unit**	$ .81	$ .87	$ .88	$ .79	$ .76

* *Includes both continuing operations and discontinued operations (real estate that we sold) for the indicated fiscal years.*

** *For the definition of Funds From Operations and a reconciliation of this measure to measures under generally accepted accounting principles, you should refer to the section entitled "Funds From Operations" within the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Annual Report on Form 10-K.*



Revenue
in millions of dollars
152.8
170.2
197.5
221.2
240.0
05 06 07 08 09
Funds From Operations
in millions of dollars
42.3
46.7
57.0
64.2
64.6
05 06 07 08 09
Distributions
cents per share
.645
.653
.661
.669
.677
05 06 07 08 09
Total Assets
in billions of dollars
1.2
1.2
1.4
1.6
1.6
05 06 07 08 09

Photos on the front cover: *Southdale Medical Center, Edina, MN (top right) and 2828 Medical Building, Minneapolis, MN (bottom left)*

Photos on the back cover: *Southdale Medical Center, Edina, MN (interior, top right) and 2828 Medical Building, Minneapolis, MN (interior, bottom left)*



Thomas A. Wentz, Sr.
President & CEO

Letter to Our Shareholders

Fellow Shareholders,

This will be my last Annual Report letter to you as President and Chief Executive Officer of Investors Real Estate Trust. In January of this year, I announced my plans to retire from those positions, effective in September 2009 at IRET's Annual Meeting of Shareholders. Timothy Mihalick, currently IRET's Chief Operating Officer and long-time IRET executive and trustee, will become President and CEO, and Thomas Wentz, Jr., currently Senior Vice President, Asset Management and Finance, will become COO. I will continue with IRET on a part-time basis, in the role of Senior Vice President and Chief Investment Officer focusing on acquisitions to IRET's property portfolio.

Both Tim and Tom, Jr. are well known to IRET shareholders. Tim has been with IRET since 1981, and has been COO since 1997 and a trustee since 1999. Tom, Jr. joined IRET in 1999, and has served as a trustee since 1996. I have the utmost confidence in their experience, integrity and judgment, and in their dedication to managing the business in the best interests of our shareholders, as has been our history since Roger Odell and I founded IRET 39 years ago.

In IRET's 39-year history, we have experienced many business cycles, recessions, credit crunches and economic contractions, but few with the velocity and severity of the current downturn. The global financial markets have been in prolonged turmoil, and many economists continue to project little or no sustainable economic growth for the remainder of calendar year 2009, with unemployment continuing to rise. However, despite the challenges during our past fiscal year and the sharp contraction of business activity, we were able to deliver respectable financial results from our core operating activities, and we continued to pay our distribution as scheduled and in cash, when many of our real estate investment trust peers found it necessary to reduce their distributions or pay a portion in shares rather than cash. We remain optimistic about the future of the real estate industry in general, and IRET in particular.







IRET Corporate Plaza, Minot, ND (Interior)

IRET Corporate Plaza, Minot, ND

Highlights of IRET's 39th year were:

- Funds From Operations (FFO) increased to $64.6 million during fiscal year 2009, from $64.2 million in the previous fiscal year; however, on a per share and unit basis, FFO decreased from 87 cents per share and unit to 81 cents per share and unit.
- Cash distributions to our shareholders and unitholders increased for the 39th consecutive year, from 66.9 cents to 67.7 cents per share and unit.
- We acquired or placed in service $33.8 million of real estate properties, including IRET Corporate Plaza, our new headquarters building.
- We continued to make good progress in expanding our in-house property management capabilities.
- To strengthen our liquidity position, we entered into a continuous equity offering program, pursuant to which we may sell our common shares from time to time through a sales agent; during the fourth quarter of fiscal year 2009, we sold approximately 633,000 newly-issued common shares under this program, for total proceeds (before offering expenses but after underwriting discounts and commissions) of $6.0 million.

Fiscal 2009 Financial Results

Important financial indicators for IRET's 39th year which ended April 30, 2009 are:

(in thousands, except per share amounts)

Fiscal Year	2009	2008	% Change
Real Estate Owned (before depreciation)	$1,729,585	$ 1,648,259	+4.9%
Revenue	$ 240,005	$ 221,170	+8.5%
Interest Expense	$ 68,743	$ 63,439	+8.4%
Depreciation/Amortization of Real Estate Portfolio	$ 54,646	$ 50,042	+9.2%
Utilities, Maintenance and Real Estate Tax Expense	$ 77,021	$ 69,508	+10.8%
Administrative Expense	$ 4,430	$ 4,745	-6.6%
Other Expenses*	$ 25,428	$ 21,175	+20.1%
Net Income	$ 8,526	$ 12,088	-29.5%
Funds From Operations	$ 64,622	$ 64,182	+0.7%
Funds From Operations per share and unit	$ 0.81	$ 0.87	-6.9%
Cash Distributions per share and unit	$ 0.677	$ 0.669	+1.2%

* *Includes insurance, property management expenses, advisory and trustee services, other expenses, amortization related to non-real estate investments and impairment of real estate investment.*

$33.8 Million of Property Acquisitions and Development Projects Placed in Service

During fiscal year 2009, IRET acquired or placed in service:

	(in thousands)
7 apartment communities with 169 units	$ 17,301
2 office properties with approximately 72,860 square feet of leasable space	$ 5,807
2 medical properties with approximately 87,882 square feet of leasable space	$ 5,831
1 industrial property with approximately 69,984 square feet of leasable space	$ 4,000
2 parcels of unimproved land	$ 890
Total Fiscal 2009 Acquisitions or Properties Placed in Service	$ 33,829

We had no material property dispositions in fiscal year 2009.

IRET's new headquarters building, IRET Corporate Plaza, was among the development projects we placed in service during fiscal year 2009. Our new office premises give us the space and technology improvements we need to accommodate our continued growth. We invite our shareholders to tour our new premises at an Open House we are sponsoring on September 15, 2009, from 4:00 to 6:30 p.m. Stop by for refreshments and a chance to meet our employees and see our new headquarters facilities at 3015 16th Street SW, and then plan to attend our 2009 Annual Shareholders Meeting that evening at 7:00 p.m. at the Grand International, Minot, North Dakota.

39 Years of Increased Cash Distributions to Shareholders and Unitholders

IRET again increased its cash distributions to its shareholders and unitholders during each quarter of fiscal year 2009, paying out 67.7 cents per share and unit, an increase of 1.2% over the 66.9 cents per share and unit paid in fiscal year 2008. IRET has increased its annual distribution every year since paying its first distribution on July 1, 1971, and has increased its distribution each



Cottonwood by IRET, Bismarck, ND



C. Morris Anderson



John Decker

calendar quarter since 1988. The July 2009 distribution of 17.05 cents per share and unit was our 153rd consecutive quarterly distribution.

<u>Income Tax Benefits for IRET Shareholders</u>

I again want to remind IRET shareholders that, when comparing IRET common shares with other investments, it is important to understand that the cash distributions paid by IRET to its shareholders and unitholders are partially tax-deferred. For the 2008 calendar year, 46.6% of IRET's shareholder and unitholder distributions were classified as "return of capital" and thus not included in current taxable income. The percentage of distributions sheltered from current-year taxation as return of capital in calendar year 2007 was 46.8% and in calendar year 2006 was 56.8%. Compared to income that is fully taxable, IRET's cash distribution is further enhanced by this income tax treatment.

<u>Continued Conservative Financial Management</u>

At the end of fiscal year 2009, IRET held cash and marketable securities totaling $33.7 million. Of the $1.1 billion of mortgages payable at year-end, only $9.6 million are variable rate mortgages, and only $140.5 million will come due during the current fiscal year. The weighted average interest rate on our outstanding mortgage debt as of April 30, 2009 was 6.30%.

<u>Fiscal 2010 Goals</u>

We will continue to focus on our ongoing, announced plans to manage more of our properties, and in particular our multi-family residential properties, with our own employees, as opposed to hiring third-party management firms. In these difficult economic times, we are also continuing our efforts to preserve liquidity and maintain financing flexibility.

Specific goals are to:

- continue our policy of regular increases in our quarterly cash distributions to our shareholders and unitholders;
- maintain our conservative financial management practices of adequate cash reserves, lines of credit, fixed-rate debt and an overall indebtedness ratio of 60% or less of the current fair market value of our portfolio;
- add to our real estate portfolio as appropriately-priced, financeable transactions are identified;
- continue our investment in additional employees, office space and technology to support our internal property-management initiative, and in particular our plans to self-manage more of our multi-family residential portfolio;

and, of course, do our very best to improve our earnings.

<u>Remembering C. Morris Anderson and John Decker</u>

In conclusion, I note that the IRET family suffered the loss this year of two valued former trustees, C. Morris "Morrie" Anderson, who passed away in July 2009 at the age of 80, and John Decker, who passed away in February 2009 at the age of 92. Morrie and John were two of the seven original trustees at IRET's formation in 1970. Morrie served as an IRET trustee for 32 years, and John served as a trustee for 28 years. The counsel and support of both Morrie and John contributed to IRET's success, and I want to take this opportunity to express my appreciation for their service to IRET.

I would also like to thank all of our employees and trustees for their hard work and dedication over the years. Additionally, I thank our loyal shareholders, to whom we are very grateful. I am proud of all that IRET has accomplished, and I look forward to continuing to participate in IRET's bright future.

Sincerely,

Thomas A. Wentz, Sr.
President and Chief Executive Officer

Total Shareholder Returns

38 Calendar Year Performance Comparison

$10,000 invested in IRET common shares at the close of trading on December 31, 1971, with distributions reinvested, would be worth $1,193,040 as of December 31, 2008. This presentation excludes brokerage costs and income taxes.



IRET
Peer Group(1)
S&P 500(2)
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$1,193,040
$509,746
$285,661
72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

(1) The peer group consists of the real estate investment trusts included by the National Association of Real Estate Investment Trusts in its NAREIT Equity REIT Index.

(2) Standard and Poor's ("S&P") 500 Stock Index

Source: Research Data Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 000-14851

Investors Real Estate Trust
(Exact name of Registrant as specified in its charter)

North Dakota	**45-0311232**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

3015 16th Street SW, Suite 100
Minot, North Dakota 58701
(Address of principal executive offices)

701-837-4738
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Shares of Beneficial Interest *(no par value)* - NASDAQ Global Select Market
Series A Cumulative Redeemable Preferred Shares of Beneficial Interest *(no par value)* - NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

☐ Yes ☑ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by checkmark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☑ Accelerated filer
☐ Non-accelerated filer ☐ Smaller reporting Company

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

The aggregate market value of the Registrant's outstanding common shares of beneficial interest held by non-affiliates (i.e., by persons other than officers and trustees of the Registrant as reflected in the table in Item 12 of this Form 10-K, incorporated by reference from the Registrant's definitive Proxy Statement for its 2009 Annual Meeting of Shareholders) was $561,436,684 based on the last reported sale price on the NASDAQ Global Select Market on October 31, 2008.

The number of common shares of beneficial interest outstanding as of June 30, 2009, was 63,460,743.

References in this Annual Report on Form 10-K to the "Company," "IRET," "we," "us," or "our" include consolidated subsidiaries, unless the context indicates otherwise.

Documents Incorporated by Reference: Portions of IRET's definitive Proxy Statement for its 2009 Annual Meeting of Shareholders to be held on September 15, 2009 are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) hereof.

INVESTORS REAL ESTATE TRUST

INDEX

	PAGE
PART I	
Item 1. Business	5
Item 1A. Risk Factors	10
Item 1B. Unresolved Staff Comments	20
Item 2. Properties	21
Item 3. Legal Proceedings	31
Item 4. Submission of Matters to a Vote of Security Holders	31
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6. Selected Financial Data	33
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A. Quantitative and Qualitative Disclosures about Market Risk	55
Item 8. Financial Statements and Supplementary Data	56
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	56
Item 9A. Controls and Procedures	56
Item 9B. Other Information	58
PART III	
Item 10. Trustees, Executive Officers and Corporate Governance	58
Item 11. Executive Compensation	58
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	58
Item 13. Certain Relationships and Related Transactions, and Trustee Independence	58
Item 14. Principal Accountant Fees and Services	59
PART IV	
Item 15. Exhibits, Financial Statement Schedules	59
Exhibit Index	59
Signatures	61
Report of Independent Registered Public Accounting Firm and Financial Statements	F-1 to F-41

Special Note Regarding Forward Looking Statements

Certain statements included in this Annual Report on Form 10-K and the documents incorporated into this document by reference are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include statements about our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as "believe," "expect," "intend," "project," "plan," "anticipate," "potential," "may," "will," "designed," "estimate," "should," "continue" and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

- the economic health of the markets in which we own and operate multi-family and commercial properties, in particular the states of Minnesota and North Dakota, or other markets in which we may invest in the future;
- the economic health of our commercial tenants;
- market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;
- our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;
- the level and volatility of prevailing market interest rates and the pricing of our common shares of beneficial interest;
- financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;
- compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and
- the availability and cost of casualty insurance for losses.

Readers should carefully review our financial statements and the notes thereto, as well as the section entitled "Risk Factors" in Item 1A of this Annual Report on Form 10-K and the other documents we file from time to time with the Securities and Exchange Commission ("SEC").

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this Annual Report on Form 10-K should not be construed as exhaustive.

PART I

Item 1. Business

Overview

Investors Real Estate Trust ("IRET" or the "Company") is a self-advised equity Real Estate Investment Trust ("REIT") organized under the laws of North Dakota. Since our formation in 1970, our business has consisted of owning and operating income-producing real estate properties. We are structured as an Umbrella Partnership Real Estate Investment Trust or UPREIT and we conduct our day-to-day business operations through our operating partnership, IRET Properties, a North Dakota Limited Partnership ("IRET Properties" or the "Operating Partnership"). Our investments consist of multi-family residential properties and commercial office, medical, industrial and retail properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. For the twelve months ended April 30, 2009, our real estate investments in these two states accounted for 68.5% of our total gross revenue. Our principal executive offices are located in Minot, North Dakota. We also have an office in Minneapolis, Minnesota, and property management offices in Omaha, Nebraska; Kansas City, Kansas; St. Louis, Missouri and Jamestown, North Dakota.

We seek to diversify our investments among multi-family residential and office, medical, industrial and retail properties. As of April 30, 2009, our real estate portfolio consisted of:

- 77 multi-family residential properties, containing 9,645 apartment units and having a total real estate investment amount net of accumulated depreciation of $426.8 million;
- 67 office properties containing approximately 5.0 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $498.6 million;
- 49 medical properties (including senior housing) containing approximately 2.3 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $345.9 million;
- 18 industrial properties containing approximately 2.9 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $95.2 million; and
- 33 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $100.2 million.

Our residential leases are generally for a one-year term. Our commercial properties are typically leased to tenants under long-term lease arrangements. As of April 30, 2009, no single tenant accounted for more than 10% of our total rental revenues.

Structure

We were organized as a REIT under the laws of North Dakota on July 31, 1970.

Since our formation, we have operated as a REIT under Sections 856-858 of the Internal Revenue Code of 1986, as amended (the "Code"), and since February 1, 1997, we have been structured as an UPREIT. Since restructuring as an UPREIT, we have conducted all of our daily business operations through IRET Properties. IRET Properties is organized under the laws of North Dakota pursuant to an Agreement of Limited Partnership dated January 31, 1997. IRET Properties is principally engaged in acquiring, owning, operating and leasing multi-family residential and commercial real estate. The sole general partner of IRET Properties is IRET, Inc., a North Dakota corporation and our wholly-owned subsidiary. All of our assets (except for qualified REIT subsidiaries) and liabilities were contributed to IRET Properties, through IRET, Inc., in exchange for the sole general partnership interest in IRET Properties. As of April 30, 2009, IRET, Inc. owned a 74.3% interest in IRET Properties. The remaining ownership of IRET Properties is held by individual limited partners.

Investment Strategy and Policies

Our business objective is to increase shareholder value by employing a disciplined investment strategy. This strategy is focused on growing assets in desired geographical markets, achieving diversification by property type and location, and adhering to targeted returns in acquiring properties.

We generally use available cash or short-term floating rate debt to acquire real estate. We then replace such cash or short-term floating rate debt with fixed-rate secured debt. In appropriate circumstances, we also may acquire one or more properties in exchange for our common shares of beneficial interest ("common shares") or for limited partnership units of IRET Properties ("limited partnership units" or "UPREIT Units"), which are convertible, after the expiration of a minimum holding period of one year, into cash or, at our sole discretion, into our common shares on a one-to-one basis.

Our investment strategy is to invest in multi-family residential properties, and in office, medical, industrial and retail commercial properties that are leased to single or multiple tenants, usually for five years or longer, and are located throughout the upper Midwest. We operate mainly within the states of North Dakota and Minnesota, although we also have real estate investments in South Dakota, Montana, Nebraska, Colorado, Idaho, Iowa, Kansas, Michigan, Missouri, Texas and Wisconsin.

In order to implement our investment strategy we have certain investment policies. Our significant investment policies are as follows:

Investments in the securities of, or interests in, entities primarily engaged in real estate activities and other securities. While we are permitted to invest in the securities of other entities engaged in the ownership and operation of real estate, as well as other securities, we currently have no plans to make any investments in other securities.

Any policy, as it relates to investments in other securities, may be changed by a majority of the members of our Board of Trustees at any time without notice to or a vote of our shareholders.

Investments in real estate or interests in real estate. We currently own multi-family residential properties and/or commercial properties in 13 states. We may invest in real estate, or interests in real estate, located anywhere in the United States; however, we currently plan to focus our investments in those states in which we already have property, with specific concentration in Minnesota, North Dakota, Nebraska, Iowa, Colorado, Montana, South Dakota, and Kansas. Similarly, we may invest in any type of real estate or interest in real estate including, but not limited to, office buildings, apartment buildings, shopping centers, industrial and commercial properties, special purpose buildings and undeveloped acreage. Under our Third Restated Trustees' Regulations (Bylaws), however, we may not invest more than 10.0% of our total assets in unimproved real estate, excluding property being developed or property where development will be commenced within one year.

It is not our policy to acquire assets primarily for capital gain through sale in the short term. Rather, it is our policy to acquire assets with an intention to hold such assets for at least a 10-year period. During the holding period, it is our policy to seek current income and capital appreciation through an increase in value of our real estate portfolio, as well as increased revenue as a result of higher rents.

Any policy, as it relates to investments in real estate or interests in real estate may be changed by our Board of Trustees at any time without notice to or a vote of our shareholders.

Investments in real estate mortgages. While not our primary business focus, from time to time we make loans to others that are secured by mortgages, liens or deeds of trust covering real estate. We have no restrictions on the type of property that may be used as collateral for a mortgage loan; provided, however, that except for loans insured or guaranteed by a government or a governmental agency, we may not invest in or make a mortgage loan unless an appraisal is obtained concerning the value of the underlying property. Unless otherwise approved by our Board of Trustees, it is our policy that we will not invest in mortgage loans on any one property if in the aggregate the total indebtedness on the property, including our mortgage, exceeds 85.0% of the property's appraised value. We can invest in junior mortgages without notice to, or the approval of, our shareholders. As of April 30, 2008 and 2009, we had no junior mortgages outstanding. We had two contracts for deed outstanding as of April 30, 2008, with a combined balance of approximately $541,000, net of reserves, due to us. We had one contract for deed outstanding as of April 30, 2009, with a balance of approximately $160,000, net of reserves, due to us.

Our policies relating to mortgage loans, including second mortgages, may be changed by our Board of Trustees at any time, or from time to time, without notice to, or a vote of, our shareholders.

Policies With Respect to Certain of Our Activities

Our current policies as they pertain to certain of our activities are described as follows:

Cash distributions to shareholders and holders of limited partnership units. One of the requirements of the Internal Revenue Code of 1986, as amended, for a REIT is that it distribute 90% of its net taxable income, excluding net capital gains, to its shareholders. There is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu thereof. We intend to continue our policy of making cash distributions to our common shareholders and the holders of limited partnership units of approximately 65.0% to 90.0% of our funds from operations and to use the remaining funds for capital improvements or the purchase of additional properties. This policy may be changed at any time by our Board of Trustees without notice to, or approval of, our shareholders. We have increased our cash distributions every year since our inception 39 years ago and every quarter since 1988.

Issuing senior securities. On April 26, 2004, we issued 1,150,000 shares of 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the "Series A preferred shares"). Depending on future interest rate and market conditions, we may issue additional preferred shares or other senior securities which would have dividend and liquidation preference over our common shares.

Borrowing money. We rely on borrowed funds in pursuing our investment objectives and goals. It is generally our policy to seek to borrow up to 65.0% to 75.0% of the appraised value of all new real estate acquired or developed. This policy concerning borrowed funds is vested solely with our Board of Trustees and can be changed by our Board of Trustees at any time, or from time to time, without notice to, or a vote of, our shareholders. Such policy is subject, however, to the limitation in our Bylaws, which provides that unless approved by a majority of the independent members of our Board of Trustees and disclosed to our shareholders in our next quarterly report along with justification for such excess, we may not borrow in excess of 300.0% of our total Net Assets (as such term is used in our Bylaws, which usage is not in accordance with GAAP, "Net Assets" means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities). Our Bylaws do not impose any limitation on the amount that we may borrow against any one particular property. As of April 30, 2009, our ratio of total real estate mortgages to total real estate assets was 72.7% while our ratio of total indebtedness as compared to our Net Assets (computed in accordance with our Bylaws) was 141.8%.

Offering securities in exchange for property. Our organizational structure allows us to issue shares and to offer limited partnership units of IRET Properties in exchange for real estate. The limited partnership units are convertible into cash, or, at our option, common shares on a one-for-one basis after a minimum one-year holding period. All limited partnership units receive the same cash distributions as those paid on common shares. Limited partners are not entitled to vote on any matters affecting us until they convert their limited partnership units to common shares.

Our Articles of Amendment and Third Restated Declaration of Trust does not contain any restrictions on our ability to offer limited partnership units of IRET Properties in exchange for property. As a result, any decision to do so is vested solely in our Board of Trustees. This policy may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders. For the three most recent fiscal years ended April 30, we have issued the following limited partnership units of IRET Properties in exchange for properties:

	(in thousands)		
	2009	**2008**	**2007**
Limited partnership units issued	362	2,309	6,705
Value at issuance	$ 3,730	$ 22,931	$ 62,427

Acquiring or repurchasing shares. As a REIT, it is our intention to invest only in real estate assets. Our Articles of Amendment and Third Restated Declaration of Trust does not prohibit the acquisition or repurchase of our common or preferred shares or other securities so long as such activity does not prohibit us from operating as a REIT under the Code. Any policy regarding the acquisition or repurchase of shares or other securities is vested solely in our

Board of Trustees and may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders.

During fiscal year 2009, we did not repurchase any of our outstanding common shares, preferred shares or limited partnership units, except for the redemption of a nominal amount of fractional common shares held by shareholders, upon request, and except for the redemption for cash of 15,758 limited partnership units from a limited partner of the Operating Partnership.

To make loans to other persons. Our organizational structure allows us to make loans to other persons, subject to certain conditions and subject to our election to be taxed as a REIT. All loans must be secured by real property or limited partnership units of IRET Properties. Our mortgage loans receivables (including contracts for deed), net of reserves, totaled approximately $160,000 as of April 30, 2009, and $541,000 as of April 30, 2008.

To invest in the securities of other issuers for the purpose of exercising control. We have not, for the past three years, engaged in, and we are not currently engaging in, investment in the securities of other issuers for the purpose of exercising control. Our Articles of Amendment and Third Restated Declaration of Trust does not impose any limitation on our ability to invest in the securities of other issuers for the purpose of exercising control. Any decision to do so is vested solely in our Board of Trustees and may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders.

Information about Segments

We currently operate in five reportable real estate segments: multi-family residential, office, medical (including senior housing), industrial and retail. For further information on these segments and other related information, see Note 11 of our consolidated financial statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report on Form 10-K.

Our Executive Officers

Set forth below are the names, ages, titles and biographies of each of our executive officers as of July 1, 2009.

Name	Age	Title
Thomas A. Wentz, Sr.	73	President and Chief Executive Officer
Timothy P. Mihalick	50	Senior Vice President and Chief Operating Officer
Thomas A. Wentz, Jr.	43	Senior Vice President
Diane K. Bryantt	45	Senior Vice President and Chief Financial Officer
Michael A. Bosh	38	Secretary and General Counsel

Thomas A. Wentz, Sr. is a graduate of Harvard College and Harvard Law School, and has been associated with us since our formation on July 31, 1970. Mr. Wentz was a member of our Board of Trustees from 1970 to 1998, Secretary from 1970 to 1987, Vice President from 1987 to July 2000, and has been President and Chief Executive Officer since July 2000. Previously, from 1985 to 1991, Mr. Wentz was a Vice President of our former advisor, Odell-Wentz & Associates, L.L.C., and, until August 1, 1998, was a partner in the law firm of Pringle & Herigstad, P.C.

Timothy P. Mihalick joined us as a financial officer in May 1981, after graduating from Minot State University. He has served in various capacities with us over the years and was named Vice President in 1992. Mr. Mihalick has served as the Chief Operating Officer since 1997, as a Senior Vice President since 2002, and as a member of our Board of Trustees since 1999.

Thomas A. Wentz, Jr. is a graduate of Harvard College and the University of North Dakota School of Law, and joined us as General Counsel and Vice President in January 2000. He has served as a Senior Vice President of Asset Management and Finance since 2002 and as a member of our Board of Trustees since 1996. Prior to 2000, Mr. Wentz was a shareholder in the law firm of Pringle & Herigstad, P.C. from 1992 to 1999. Mr. Wentz is a member of the American Bar Association and the North Dakota Bar Association, and he is a Director of SRT Communications, Inc. Mr. Wentz is the son of Thomas A. Wentz, Sr.

Diane K. Bryantt is a graduate of Minot State University, joined us in June 1996, and served as our Controller and Corporate Secretary before being appointed to the positions of Senior Vice President and Chief Financial Officer in 2002. Prior to joining us, Ms. Bryantt was employed by First American Bank, Minot, North Dakota.

Michael A. Bosh joined us as Associate General Counsel and Secretary in September 2002, and was named General Counsel in September 2003. Prior to 2002, Mr. Bosh was a shareholder in the law firm of Pringle & Herigstad, P.C. Mr. Bosh graduated from Jamestown College in 1992 and from Washington & Lee University School of Law in 1995. Mr. Bosh is a member of the American Bar Association and the North Dakota Bar Association.

Employees

As of April 30, 2009, we had 81 employees.

Environmental Matters and Government Regulation

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred in connection with any contamination. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the current owner was responsible for, or even knew of, the presence of such substances. It is generally our policy to obtain from independent environmental consultants a "Phase I" environmental audit (which involves visual inspection but not soil or groundwater analysis) on all properties that we seek to acquire. We do not believe that any of our properties are subject to any material environmental contamination. However, no assurances can be given that:

- a prior owner, operator or occupant of the properties we own or the properties we intend to acquire did not create a material environmental condition not known to us, which might have been revealed by more in-depth study of the properties; and
- future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability upon us.

In addition to laws and regulations relating to the protection of the environment, many other laws and governmental regulations are applicable to our properties, and changes in the laws and regulations, or in their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. In addition, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990, to be accessible to the handicapped. Non-compliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. We believe that those of our properties to which the ADA and/or FHAA apply are substantially in compliance with present ADA and FHAA requirements.

Competition

Investing in and operating real estate is a very competitive business. We compete with other owners and developers of multi-family and commercial properties to attract tenants to our properties. Ownership of competing properties is diversified among other REITs, financial institutions, individuals and public and private companies who are actively engaged in this business. Our multi-family properties compete directly with other rental apartments, as well as with condominiums and single-family homes that are available for rent or purchase in the areas in which our properties are located. Our commercial properties compete with other commercial properties for tenants. Additionally, we compete with other real estate investors, including other REITs, pension and investment funds, partnerships and investment companies, to acquire properties. This competition affects our ability to acquire properties we want to add to our portfolio and the price we pay in acquisitions. We do not believe we have a dominant position in any of the geographic markets in which we operate, but some of our competitors are dominant in selected markets. Many of our competitors have greater financial and management resources than we have. We believe, however, that the geographic diversity of our investments, the experience and abilities of our management, the quality of our assets and the financial strength of many of our commercial tenants affords us some competitive advantages that have in the past and will in the future allow us to operate our business successfully despite the competitive nature of our business.

Corporate Governance

The Company's Board of Trustees has adopted various policies and initiatives to strengthen the Company's corporate governance and increase the transparency of financial reporting. Each of the committees of the Company's Board of Trustees operates under written charters, and the Company's independent trustees meet regularly in executive sessions at which only the independent trustees are present. The Board of Trustees has also adopted a Code of Conduct applicable to trustees, officers and employees, and a Code of Ethics for Senior Financial Officers, and has established processes for shareholder communications with the Board of Trustees.

Additionally, the Company's Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by Company employees of concerns regarding accounting or auditing matters. The Audit Committee also maintains a policy requiring Audit Committee approval of all audit and non-audit services provided to the Company by the Company's independent registered public accounting firm.

The Company will disclose any amendment to its Code of Ethics for Senior Financial officers on its website. In the event the Company waives compliance by any of its trustees or officers subject to the Code of Ethics or Code of Conduct, the Company will disclose such waiver in a Form 8-K filed within four business days.

Website and Available Information

Our internet address is www.iret.com. We make available, free of charge, through the "SEC filings" tab under the Investors/Financial Reporting section of our website, our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such forms are filed with or furnished to the SEC. Current copies of our Code of Conduct, Code of Ethics for Senior Financial Officers, and Charters for the Audit, Compensation, Executive and Nominating Committees of our Board of Trustees are also available on our website under the heading "Corporate Governance" in the Investors/Corporate Profile section of our website. Copies of these documents are also available to shareholders upon request addressed to the Secretary at Investors Real Estate Trust, P.O. Box 1988, Minot, North Dakota 58702-1988. Information on our internet website does not constitute part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

Risks Related to Our Properties and Business

Our performance and share value are subject to risks associated with the real estate industry. Our results of operations and financial condition, the value of our real estate assets, and the value of an investment in us are subject to the risks normally associated with the ownership and operation of real estate properties. These risks include, but are not limited to, the following factors which, among others, may adversely affect the income generated by our properties:

- downturns in national, regional and local economic conditions (particularly increases in unemployment);
- competition from other commercial and multi-family residential properties;
- local real estate market conditions, such as oversupply or reduction in demand for commercial and multi-family residential space;
- changes in interest rates and availability of attractive financing;
- declines in the economic health and financial condition of our tenants and our ability to collect rents from our tenants;
- vacancies, changes in market rental rates and the need periodically to repair, renovate and re-lease space;

- increased operating costs, including real estate taxes, state and local taxes, insurance expense, utilities, and security costs;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes and insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from a property;
- weather conditions, civil disturbances, natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; and
- decreases in the underlying value of our real estate.

Adverse global market and economic conditions may continue to adversely affect us and could cause us to recognize additional impairment charges or otherwise harm our performance. Recent market and economic conditions have been challenging with tighter credit conditions through the end of 2008 and continuing in 2009. Continued concerns about the availability and cost of credit, the U.S. mortgage market, inflation, unemployment levels, geopolitical issues and declining equity and real estate markets have contributed to increased market volatility and diminished expectations for the U.S. economy. The commercial real estate sector in particular has been negatively affected by these recent market and economic conditions. These conditions may result in our tenants delaying lease commencements, requesting rent reductions, declining to extend or renew leases upon expiration and/or renewing at lower rates. These conditions also have forced some weaker tenants, in some cases, to declare bankruptcy and/or vacate leased premises. We may be unable to re-lease vacated space at attractive rents or at all. We are unable to predict whether, or to what extent or for how long, these adverse market and economic conditions will persist. The continuation and/or intensification of these conditions may impede our ability to generate sufficient operating cash flow to pay expenses, maintain properties, pay distributions and repay debt.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may adversely affect our business. We depend on the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) for financing for the majority of our multi-family residential properties. Fannie Mae and Freddie Mac are U.S. Government-sponsored entities, or GSEs, but their guarantees are not backed by the full faith and credit of the United States. Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for substantial amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruptions, Congress and the U.S. Treasury have undertaken a series of actions to stabilize these GSEs and the financial markets generally. In September 2008 Fannie Mae and Freddie Mac were placed in federal conservatorship. The problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market. It is possible that each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the multi-family residential mortgage market. The effect of the actions taken by the U.S. Government remains uncertain, and the scope and nature of the actions that the U.S. Government will ultimately undertake are unknown and will continue to evolve. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. Government, and could also nationalize or eliminate such GSEs entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the credit available for financing multi-family residential properties. The loss or reduction of this important source of credit would be likely to result in higher loan costs for us, and could result in inability to borrow or refinance maturing debt, all of which could materially adversely affect our business, operations and financial condition.

Our property acquisition activities subject us to various risks which could adversely affect our operating results. We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to numerous risks, including, but not limited to:

- even if we enter into an acquisition agreement for a property, it is subject to customary closing conditions, including completion of due diligence investigations, and we may be unable to complete that acquisition after making a non-refundable deposit and incurring other acquisition-related costs;

- we may be unable to obtain financing for acquisitions on favorable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates; and
- we may be unable quickly and efficiently to integrate new acquisitions into our existing operations.

These risks could have an adverse effect on our results of operations and financial condition and the amount of cash available for payment of distributions.

Acquired properties may subject us to unknown liabilities which could adversely affect our operating results. We may acquire properties subject to liabilities and without any recourse, or with only limited recourse against prior owners or other third parties, with respect to unknown liabilities. As a result, if liability were asserted against us based upon ownership of these properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flows. Unknown liabilities with respect to acquired properties might include liabilities for clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons against the former owners of the properties; liabilities incurred in the ordinary course of business; and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Our geographic concentration in Minnesota and North Dakota may result in losses due to our significant exposure to the effects of economic and real estate conditions in those markets. For the fiscal year ended April 30, 2009, we received approximately 68.5% of our gross revenue from properties in Minnesota and North Dakota. As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity. To the extent that weak economic or real estate conditions affect Minnesota and/or North Dakota more severely than other areas of the country, our financial performance could be negatively impacted.

If we are not able to renew leases or enter into new leases on favorable terms or at all as our existing leases expire, our revenue, operating results and cash flows will be reduced. We may be unable to renew leases with our existing tenants or enter into new leases with new tenants due to economic and other factors as our existing leases expire or are terminated prior to the expiration of their current terms. As a result, we could lose a significant source of revenue while remaining responsible for the payment of our obligations. In addition, even if we were able to renew existing leases or enter into new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases, because the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases, or tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant. If we are unable to enter into lease renewals or new leases on favorable terms or in a timely manner for all or a substantial portion of space that is subject to expiring leases, our revenue, operating results and cash flows will be adversely affected. As a result, our ability to make distributions to the holders of our shares of beneficial interest may be adversely affected. As of April 30, 2009, approximately 1.1 million square feet, or 9.0% of our total commercial property square footage, was vacant. Approximately 688 of our 9,645 apartment units, or 7.1%, were vacant. As of April 30, 2009, leases covering approximately 7.8% of our total commercial segments net rentable square footage will expire in fiscal year 2010, 18.1% in fiscal year 2011, 11.7% in fiscal year 2012, 7.3% in fiscal year 2013, and 6.9% in fiscal year 2014.

We face potential adverse effects from commercial tenant bankruptcies or insolvencies. The bankruptcy or insolvency of our commercial tenants may adversely affect the income produced by our properties. If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord. If a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy. A court, however, may authorize the tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant would pay in full amounts it owes us under a lease. This shortfall could adversely affect our cash flow and results of operations. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. Under some circumstances, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is less than the agreed rental amount. Additionally, without regard to the manner in which a lease termination occurs, we are likely to incur additional costs in the form of tenant improvements and leasing commissions in our efforts to lease the space to a new tenant, as well as possibly lower rental rates reflective of declines in market rents.

Because real estate investments are generally illiquid, and various factors limit our ability to dispose of assets, we may not be able to sell properties when appropriate. Real estate investments are relatively illiquid and, therefore, we have limited ability to vary our portfolio quickly in response to changes in economic or other conditions. In addition, the prohibitions under the federal income tax laws on REITs holding property for sale and related regulations may affect our ability to sell properties. Our ability to dispose of assets may also be limited by constraints on our ability to utilize disposition proceeds to make acquisitions on financially attractive terms, and the requirement that we take additional impairment charges on certain assets. More specifically, we are required to distribute or pay tax on all capital gains generated from the sale of assets, and, in addition, a significant number of our properties were acquired using limited partnership units of IRET Properties, our operating partnership, and are subject to certain agreements which restrict our ability to sell such properties in transactions that would create current taxable income to the former owners. As a result, we are motivated to structure the sale of these assets as tax-free exchanges. To accomplish this we must identify attractive re-investment opportunities. These considerations impact our decisions on whether or not to dispose of certain of our assets.

Inability to manage rapid growth effectively may adversely affect our operating results. We have experienced significant growth at various times in the past; for example, we increased our total assets from approximately $1.4 billion at April 30, 2007, to $1.6 billion at April 30, 2009, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue limited partnership units of IRET Properties and identify suitable investment properties, we intend to continue our acquisition of real estate properties. Effective management of rapid growth presents challenges, including:

- the need to expand our management team and staff;
- the need to enhance internal operating systems and controls;
- increased reliance on outside advisors and property managers; and
- the ability to consistently achieve targeted returns on individual properties.

We may not be able to maintain similar rates of growth in the future, or manage our growth effectively. Our failure to do so may have a material adverse effect on our financial condition and results of operations and ability to make distributions to the holders of our shares of beneficial interest.

Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks, for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or tenant improvements. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

An inability to make accretive property acquisitions may adversely affect our ability to increase our net income. From our fiscal year ended April 30, 2006, to our fiscal year ended April 30, 2009, our net income decreased from $11.6 million to $8.5 million. The acquisition of additional real estate properties is critical to our ability to increase our net income. If we are unable to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our net income may be materially and adversely affected.

High leverage on our overall portfolio may result in losses. As of April 30, 2009, our ratio of total indebtedness to total Net Assets (as that term is used in our Bylaws, which usage is not in accordance with GAAP, "Net Assets" means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities) was approximately 141.8%. As of April 30, 2008 and 2007, our percentage of total indebtedness to total Net Assets was approximately 143.8% and 149.6%, respectively. Under our Bylaws we may increase our total indebtedness up to

300.0% of our Net Assets, or by an additional approximately $1.2 billion. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our securities in the next quarterly report, along with justification for any excess.

This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure. Additionally, our degree of leverage could adversely affect our ability to obtain additional financing and may have an adverse effect on the market price of our common shares.

Our inability to renew, repay or refinance our debt may result in losses. We incur a significant amount of debt in the ordinary course of our business and in connection with acquisitions of real properties. In addition, because we have a limited ability to retain earnings as a result of the REIT distribution requirements, we will generally be required to refinance debt that matures with additional debt or equity. We are subject to the normal risks associated with debt financing, including the risk that:

- our cash flow will be insufficient to meet required payments of principal and interest;
- we will not be able to renew, refinance or repay our indebtedness when due; and
- the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

These risks increase when credit markets are tight, as they are now; in general, when the credit markets are constrained, we may encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions, and the terms of such financing or refinancing are likely to be less favorable to us than the terms of our current indebtedness.

We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance a significant portion of our outstanding debt as it matures. We cannot guarantee that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows may not be sufficient in all years to repay debt as it matures. Additionally, if we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of our properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

As of April 30, 2009, approximately 13.1% of our mortgage debt is due for repayment in fiscal year 2010. As of April 30, 2009, we had approximately $140.5 million of principal payments and approximately $63.9 million of interest payments due in fiscal year 2010 on fixed and variable-rate mortgages secured by our real estate.

The cost of our indebtedness may increase. Portions of our fixed-rate indebtedness incurred for past property acquisitions come due on a periodic basis. Rising interest rates could limit our ability to refinance this existing debt when it matures, and would increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, we have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. As of April 30, 2009, $9.6 million, or approximately 0.9%, of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements. If short-term interest rates rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to the holders of our shares of beneficial interest.

We depend on distributions and other payments from our subsidiaries that they may be prohibited from making to us, which could impair our ability to make distributions to holders of our shares of beneficial interest. Substantially all of our assets are held through IRET Properties, our operating partnership, and other of our subsidiaries. As a result, we depend on distributions and other payments from our subsidiaries in order to satisfy our financial obligations and make distributions to the holders of our shares of beneficial interest. The ability of our subsidiaries to make such distributions and other payments depends on their earnings, and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization effectively will be subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate and comparable to coverage customarily obtained by owners of similar properties. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms. Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, in most cases we have to renew our insurance policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our business and financial condition and results of operations, which could cause a decline in the market value of our securities.

We have significant investments in medical properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties. We have acquired a significant number of specialty medical properties (including senior housing) and may acquire more in the future. As of April 30, 2009, our real estate portfolio consisted of 49 medical properties, with a total real estate investment amount, net of accumulated depreciation, of $345.9 million, or approximately 23.6% of the total real estate investment amount, net of accumulated depreciation, of our entire real estate portfolio. The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. The American Reinvestment and Recovery Act of 2009, which was signed into law on February 17, 2009, provides $87 billion in additional federal Medicaid funding for states' Medicaid expenditures between October 1, 2008 and December 31, 2010. Under this Act, states meeting certain eligibility requirements will temporarily receive additional money in the form of an increase in the federal medical assistance percentage (FMAP). Thus, for a limited period of time, the share of Medicaid costs that are paid for by the federal government will go up, and each state's share will go down. We cannot predict whether states are, or will remain, eligible to receive the additional federal Medicaid funding, or whether the states will have sufficient funds for their Medicaid programs. We also cannot predict the impact that this broad-based, far-reaching legislation will have on the U.S. economy or our business. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations. Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

Complying with laws benefiting disabled persons or other safety regulations and requirements may affect our costs and investment strategies. Federal, state and local laws and regulations designed to improve disabled persons' access to and use of buildings, including the Americans with Disabilities Act of 1990, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction. Legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. Noncompliance could result in the imposition of fines by government authorities or the award of damages to private litigants. The costs of complying with these laws and regulations may be substantial, and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Our properties are also subject to various other federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. Additionally, in the event that existing requirements change, compliance with future requirements may require significant unanticipated expenditures that may adversely affect our cash flow and results of operations.

We may be responsible for potential liabilities under environmental laws. Under various federal, state and local laws, ordinances and regulations, we, as a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect our ability to sell or rent the affected property or to borrow funds using the property as collateral. In arranging for the disposal or treatment of hazardous or toxic substances, we may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not we own or operate the facility. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances at those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

Environmental laws also govern the presence, maintenance and removal of asbestos, and require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos; notify and train those who may come into contact with asbestos; and undertake special precautions if asbestos would be disturbed during renovation or demolition of a building. Indoor air quality issues may also necessitate special investigation and remediation. These air quality issues can result from inadequate ventilation, chemical contaminants from indoor or outdoor sources, or biological contaminants such as molds, pollen, viruses and bacteria. Such asbestos or air quality remediation programs could be costly, necessitate the temporary relocation of some or all of the property's tenants or require rehabilitation of an affected property.

It is generally our policy to obtain a Phase I environmental study on each property that we seek to acquire. A Phase I environmental study generally includes a visual inspection of the property and the surrounding areas, an examination of current and historical uses of the property and the surrounding areas and a review of relevant state and federal documents, but does not involve invasive techniques such as soil and ground water sampling. If the Phase I indicates any possible environmental problems, our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate, and the loss of them would likely have a material adverse effect on our operations, and could adversely impact our relationships with lenders, industry personnel and potential tenants. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. If we fail to manage effectively a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, our business and prospects could be harmed. The location of our company headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

Failure to comply with changing regulation of corporate governance and public disclosure could have a material adverse effect on our business, operating results and stock price, and continuing compliance will result in additional expenses. The Sarbanes-Oxley Act of 2002, as well as new rules and standards subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in some of our corporate governance and accounting practices, and are creating uncertainty for us and many other public companies, due to varying interpretations of the rules and their evolving application in practice. We expect these laws, rules and regulations to increase our legal and financial compliance costs, and to subject us to additional risks. In particular, if we fail to maintain the adequacy of our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as such standards may be modified, supplemented or amended from time to time, a material misstatement could go undetected, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain an effective internal control environment could have a material adverse effect on our business, operating results, and stock price. Additionally, our efforts to comply with Section 404 of the Sarbanes-Oxley Act and the related regulations have required, and we believe will continue to require, the commitment of significant financial and managerial resources.

Risks Related to Our Structure and Organization

We may incur tax liabilities as a consequence of failing to qualify as a REIT. Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a "real estate investment trust," as that term is defined under the Internal Revenue Code, we may not in fact have operated, or may not be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must come from certain passive sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. Thus, to the extent revenues from non-qualifying sources, such as income from third-party management services, represent more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. We are also required to make distributions to the holders of our securities of at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold substantially all of our assets (except for qualified REIT subsidiaries) through IRET Properties, our operating partnership, and its subsidiaries, and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicates the application of the REIT requirements for us. Additionally, if IRET Properties, our operating partnership, or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, we could be subject to increased state and local taxes, and, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our securities because of the additional tax liability to us for the year or years involved. In addition, we would no longer be able to deduct, and would not be required to make, distributions to holders of our securities. To the extent that distributions to the holders of our securities had been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

Failure of our operating partnership to qualify as a partnership would have a material adverse effect on us. We believe that IRET Properties, our operating partnership, qualifies as a partnership for federal income tax purposes. No assurance can be given, however, that the Internal Revenue Service will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the Internal Revenue Service were to be successful in treating IRET Properties as an entity that is taxable as a corporation (such as a publicly-traded partnership taxable as a corporation), we would cease to qualify as a REIT because the value of our ownership interest in IRET Properties would exceed 5% of our assets, and because we would be considered to hold more than 10% of the voting securities and value of the outstanding securities of another corporation. Also, the imposition of a corporate tax on IRET Properties would reduce significantly the amount of cash available for distribution by it.

Certain provisions of our Articles of Amendment and Third Restated Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market, (renamed the NASDAQ Global Market), or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit of 9.8%, in number or value, of our outstanding securities, (ii) less than 100 people owning our securities, (iii) our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our securities being held by persons other than "United States persons," as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the securities in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our securities to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third party, even if the change in control or takeover would be in the best interests of the holders of our securities.

In order to maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions. In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding net capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from our operating partnership. However, we may need short-term debt or long-term debt or proceeds from asset sales or sales of common shares to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status.

Complying with REIT requirements may force us to forego otherwise attractive opportunities or liquidate otherwise attractive investments. To qualify and maintain our status as a REIT, we must satisfy certain requirements with respect to the character of our assets. If we fail to comply with these requirements at the end of any quarter, we must correct such failure within 30 days after the end of the quarter (by, possibly, selling asses not withstanding their prospects as an investment) to avoid losing our REIT status. If we fail to comply with these requirements at the end of any quarter, and the failure exceeds a minimum threshold, we may be able to preserve our REIT status if (a) the failure was due to reasonable cause and not to willful neglect, (b) we dispose of the assets causing the failure within six months after the last day of the quarter in which we identified the failure, (c) we file a schedule with the IRS describing each asset that caused the failure, and (d) we pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets. As a result, compliance with the REIT requirements may require us to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow. Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted a a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. Any of these taxes would decrease cash available for distribution to our shareholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may in the future hold some of our assets through a taxable REIT subsidiary.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common shares. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or the market price of our common shares of beneficial interest.

The U.S. federal income tax laws governing REITs are complex. We intend to operate in a manner that will qualify us as a REIT under the U.S. federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so we can continue to qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the U.S. federal income tax consequences of our qualification as a REIT.

Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest. Our operating and financial policies, including policies relating to development and acquisition of real estate, financing, growth, operations, indebtedness, capitalization and distributions, are exclusively determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest. Accordingly, our shareholders do not control these policies, and policy changes could adversely affect our financial condition and results of operations.

Risks Related to the Purchase of our Shares of Beneficial Interest

Our future growth depends, in part, on our ability to raise additional equity capital, which will have the effect of diluting the interests of the holders of our common shares. Our future growth depends upon, among other things, our ability to raise equity capital and issue limited partnership units of IRET Properties. The issuance of additional common shares, and of limited partnership units for which we subsequently issue common shares upon the redemption of the limited partnership units, will dilute the interests of the current holders of our common shares. Additionally, sales of substantial amounts of our common shares or preferred shares in the public market, or issuances of our common shares upon redemption of limited partnership units in our operating partnership, or the perception that such sales or issuances might occur, could adversely affect the market price of our common shares.

We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares. Without the approval of the holders of our common shares, our board of trustees may establish additional classes or series of our shares of beneficial interest, and such classes or series may have dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares.

Payment of distributions on our shares of beneficial interest is not guaranteed. Our board of trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on our shares of beneficial interest or to not pay distributions on our shares of beneficial interest. Our board of trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

- operating and financial results below expectations that cannot support the current distribution payment;
- unanticipated costs or cash requirements; or
- a conclusion that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants in our debt financing documents.

Our distributions are not eligible for the lower tax rate on dividends except in limited situations. The tax rate applicable to qualifying corporate dividends received by shareholders taxed at individual rates prior to 2010 has been reduced to a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself had been taxed. As a result, distributions (other than capital gain distributions) paid by us to shareholders taxed at individual rates will generally be subject to the tax rates that are otherwise applicable to ordinary income which, currently, are as high as 35%. Although the earnings of a REIT that are distributed to its shareholders are still generally subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this law change may make an investment in our securities comparatively less attractive relative to an investment in the shares of other entities which pay dividends but are not formed as REITs.

Changes in market conditions could adversely affect the price of our securities. As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common shares, Series A preferred shares and any other securities to be issued in the future. These conditions include, but are not limited to:

- market perception of REITs in general;
- market perception of REITs relative to other investment opportunities;
- market perception of our financial condition, performance, distributions and growth potential;
- prevailing interest rates;
- general economic and business conditions;
- government action or regulation, including changes in the tax laws; and
- relatively low trading volumes in securities of REITS.

Higher market interest rates may adversely affect the market price of our securities, and low trading volume on the NASDAQ Global Select Market may prevent the timely resale of our securities. One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the distribution with respect to such REIT's shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates rise, prospective purchasers of REIT shares may expect a higher distribution rate in order to maintain their investment. Higher market interest rates would likely increase our borrowing costs and might decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to decline. In addition, although our common shares of beneficial interest are listed on the NASDAQ Global Select Market, the daily trading volume of our shares may be lower than the trading volume for other companies. The average daily trading volume for the period of May 1, 2008, through April 30, 2009, was 243,304 shares and the average monthly trading volume for the period of May 1, 2008 through April 30, 2009 was 5,105,451 shares. As a result of this trading volume, an owner of our common shares may encounter difficulty in selling our shares in a timely manner and may incur a substantial loss.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

IRET is organized as a REIT under Section 856-858 of the Code, and is in the business of owning, leasing, developing and acquiring real estate properties. These real estate investments are managed by our own employees and by third-party professional real estate management companies on our behalf.

Certain financial information from fiscal 2008 and 2007 was adjusted to reflect the effects of discontinued operations. See the Property Dispositions section in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the discussion in Note 12 to our Consolidated Financial Statements.

Total Real Estate Rental Revenue

As of April 30, 2009, our real estate portfolio consisted of 77 multi-family residential properties and 167 commercial properties, consisting of office, medical, industrial and retail properties, comprising 29.1%, 34.0%, 23.6%, 6.5%, and 6.8%, respectively, of our total real estate portfolio, based on the dollar amount of our original investment plus capital improvements, net of accumulated depreciation, through April 30, 2009. Gross annual rental revenue and percentages of total annual real estate rental revenue by property type for each of the three most recent fiscal years ended April 30, are as follows:

Fiscal Year Ended April 30, *(in thousands)*	Multi-Family Residential Gross Revenue	%	Commercial Office Gross Revenue	%	Commercial Medical Gross Revenue	%	Commercial Industrial Gross Revenue	%	Commercial Retail Gross Revenue	%	Total Revenue
2009	$ 76,716	31.9%	$ 83,446	34.8%	$ 52,564	21.9%	$ 12,711	5.3%	$ 14,568	6.1%	$ 240,005
2008	$ 72,827	32.9%	$ 84,042	38.0%	$ 38,412	17.4%	$ 11,691	5.3%	$ 14,198	6.4%	$ 221,170
2007	$ 66,972	33.9%	$ 73,603	37.3%	$ 34,783	17.6%	$ 8,091	4.1%	$ 14,089	7.1%	$ 197,538

Economic Occupancy Rates

Economic occupancy levels on a stabilized property and all-property basis are shown below for each property type in each of the three most recent fiscal years ended April 30. Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled rent revenues. Scheduled rent revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates. Stabilized properties are those properties owned for the entirety of both periods being compared. While results presented on a stabilized property basis are not determined in accordance with GAAP, management believes that measuring performance on a stabilized property basis is useful to investors and to management because it enables evaluation of how the Company's properties are performing year over year. In the case of multi-family residential properties, lease arrangements with individual tenants vary from month-to-month to one-year leases. Leases on commercial properties generally vary from month-to-month to 20 years.

Segments	Stabilized Properties			All Properties		
	Fiscal Year Ended April 30,			Fiscal Year Ended April 30,		
	2009	2008	2007	2009	2008	2007
Multi - Family Residential	93.9%	93.4%	93.2%	93.5%	92.7%	93.2%
Commercial - Office	88.9%	92.1%	90.8%	89.1%	92.1%	91.9%
Commercial - Medical	96.0%	95.6%	96.7%	95.7%	95.8%	96.7%
Commercial - Industrial	97.3%	96.8%	94.8%	97.8%	96.3%	95.1%
Commercial - Retail	87.1%	87.4%	89.3%	87.1%	87.4%	89.6%

Certain Lending Requirements

In certain instances, in connection with the acquisition of investment properties, the lender financing such properties may require, as a condition of the loan, that the properties be owned by a "single asset entity." Accordingly, we have organized a number of wholly-owned subsidiary corporations, and IRET Properties has organized several limited partnerships, for the purpose of holding title in an entity that complies with such lending conditions. All financial statements of these subsidiaries are consolidated into our financial statements.

Management and Leasing of Our Real Estate Assets

We conduct our operations from offices in Minot, North Dakota and Minneapolis, Minnesota. We also have property management offices in Omaha, Nebraska; Kansas City, Kansas; St. Louis, Missouri and Jamestown, North Dakota. The day-to-day management of our commercial properties is carried out by our own employees and by third-party property management companies. The management and leasing of our multi-family residential properties are generally handled by locally-based, third-party management companies.

In markets where the amount of rentable square footage we own does not justify self-management, when properties acquired have effective pre-existing property management in place, or when for other reasons particular properties are in our judgment not attractive candidates for self-management, we utilize third-party professional management companies for day-to-day management. However, all decisions relating to purchase, sale, insurance coverage, capital improvements, approval of commercial leases, annual operating budgets and major renovations are made exclusively by our employees and implemented by the third-party management companies. As of April 30, 2009, we have under internal management 103 commercial properties. Our remaining 64 commercial properties are managed by third parties. We also internally manage two of our multi-family residential properties. We plan to continue evaluating our portfolio to identify other commercial properties and multi-family properties that may be candidates for management by our own employees.

As of April 30, 2009, we had property management contracts and/or leasing agreements with the following companies:

Residential Management

- Builder's Management & Investment Co., Inc.
- ConAm Management Corporation
- Investors Management & Marketing, Inc.
- Illies Nohava Heinen Property Management, Inc.
- Kahler Property Management
- Paramark Corp.

Commercial Management and Leasing

- A & L Management Services, LLC
- AJB, Inc. dba Points West Realty Management
- Balke Brown Associates, Inc.
- Bayport Properties US, Inc.
- BTO Development Corporation
- CB Richard Ellis, Inc.
- Cushman & Wakefield of Minnesota, Inc.
- Dakota Commercial and Development Co.
- Davis Real Estate Services Group
- DESCO Commercial, LLC., dba NAI Desco
- Duemelands Commercial LLLP
- Frauenshuh Companies
- Ferguson Property Management Services, L.C.
- Illies Nohava Heinen Property Management, Inc.
- Inland Companies, Inc.
- Northco Real Estate Services, LLC
- NorthMarq Real Estate Brokerage LLC
- Pacific Realty Commercial LLC dba Grubb & Ellis/Pacific Realty
- Paramount Real Estate Corporation
- Red Brokerage LLC
- Thornton Oliver Keller, Commercial, LLC
- Turley Martin Tucker Company, Inc. dba Colliers Turley Martin Tucker Company
- United Properties, LLC
- Vector Property Services, LLC
- Welsh Companies, LLC
- Winbury Realty of K.C.

Generally, our management contracts provide for compensation ranging from 1.5% to 5.0% of gross rent collections and, typically, we may terminate these contracts in 60 days or less or upon the property manager's failure to meet certain specified financial performance goals.

With respect to multi-tenant commercial properties, we rely almost exclusively on third-party brokers to locate potential tenants. As compensation, brokers may receive a commission that is generally calculated as a percentage of the net rent to be paid over the term of the lease. We believe that the broker commissions paid by us conform to market and industry standards, and accordingly are commercially reasonable.

Summary of Real Estate Investment Portfolio

As of April 30, *(in thousands)*	2009	%	2008	%	2007	%
Real estate investments						
Property owned	$ 1,729,585		$ 1,648,259		$ 1,489,287	
Less accumulated depreciation	(262,871)		(219,379)		(180,544)	
	$ 1,466,714	99.6%	$ 1,428,880	98.1%	$ 1,308,743	99.4%
Development in progress	0	0.0%	22,856	1.6%	3,498	0.3%
Unimproved land	5,701	0.4%	3,901	0.3%	3,894	0.3%
Mortgage loans receivable	160	0.0%	541	0.0%	399	0.0%
Total real estate investments	$ 1,472,575	100.0%	$ 1,456,178	100.0%	$ 1,316,534	100.0%

Summary of Individual Properties Owned as of April 30, 2009

The following table presents information regarding our 244 properties owned as of April 30, 2009. We own the following interests in real estate either through our wholly-owned subsidiaries or by ownership of a controlling interest in an entity owning the real estate. We account for these interests on a consolidated basis. Occupancy rates given are the average economic occupancy rates for the fiscal year ended April 30, 2009:

** = Real estate not owned in fee; all or a portion is leased under a ground or air rights lease.*

Property Name and Location	Units	*(in thousands)* Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
MULTI-FAMILY RESIDENTIAL			
17 South Main Apartments - Minot, ND	4	$ 222	99.5%
401 South Main Apartments - Minot, ND	10	1,283	60.6%
Arbors Apartments - S Sioux City, NE	192	7,552	90.9%
Boulder Court - Eagan, MN	115	7,946	95.8%
Brookfield Village Apartments - Topeka, KS	160	7,981	95.4%
Candlelight Apartments - Fargo, ND	66	1,863	93.7%
Canyon Lake Apartments - Rapid City, SD	109	4,584	91.6%
Castle Rock - Billings, MT	165	6,828	93.9%
Chateau Apartments - Minot, ND	64	3,438	99.5%
Cimarron Hills - Omaha, NE	234	13,214	85.4%
Colonial Villa - Burnsville, MN	240	16,059	88.1%
Colton Heights Properties - Minot, ND	18	999	99.0%
Cottonwood Community - Bismarck, ND	268	20,614	93.5%
Country Meadows Community - Billings, MT	134	9,022	95.3%
Crestview Apartments - Bismarck, ND	152	5,331	97.9%
Crown Colony Apartments - Topeka, KS	220	12,028	92.6%
Dakota Hill At Valley Ranch - Irving, TX	504	39,707	91.7%
East Park Apartments - Sioux Falls, SD	84	3,047	90.7%
Evergreen Apartments - Isanti, MN	36	3,150	93.8%
Forest Park Estates - Grand Forks, ND	270	10,107	89.6%
Greenfield Apartments - Omaha, NE	96	4,931	97.5%
Heritage Manor - Rochester, MN	182	8,823	98.4%
Indian Hills Apartments - Sioux City, IA	120	5,639	80.5%
IRET Corporate Plaza Apartments - Minot, ND	71	16,955	54.2%
Jenner Properties - Grand Forks, ND	90	2,468	93.3%
Kirkwood Manor - Bismarck, ND	108	4,406	95.7%
Lancaster Place - St. Cloud, MN	84	3,909	78.8%
Legacy Community - Grand Forks, ND	358	27,671	97.1%
Magic City Apartments - Minot, ND	200	5,748	98.8%
Meadows Community - Jamestown, ND	81	6,084	99.7%

Property Name and Location	Units	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
MULTI-FAMILY RESIDENTIAL - *continued*			
Minot 4th Street Apartments - Minot, ND	4	$ 89	100.0%
Minot 11th Street Apartments - Minot, ND	3	65	100.0%
Minot Fairmont Apartments - Minot, ND	12	367	100.0%
Minot Westridge Apartments - Minot, ND	33	1,971	99.4%
Miramont Apartments - Fort Collins, CO	210	15,442	95.4%
Monticello Apartments - Monticello, MN	60	4,533	94.1%
Neighborhood Apartments - Colorado Springs, CO	192	13,716	91.6%
North Pointe - Bismarck, ND	49	2,542	99.7%
Oakmont Apartments - Sioux Falls, SD	80	5,446	97.4%
Oakwood - Sioux Falls, SD	160	6,637	93.8%
Olympic Village - Billings, MT	274	13,149	97.9%
Olympik Village Apartments - Rochester, MN	140	7,571	95.2%
Oxbow - Sioux Falls, SD	120	5,682	96.5%
Park Meadows Community - Waite Park, MN	360	14,444	88.3%
Pebble Springs - Bismarck, ND	16	834	98.1%
Pinecone Apartments - Fort Collins, CO	195	14,376	94.2%
Pinehurst Apartments - Billings, MT	21	850	97.4%
Pointe West - Rapid City, SD	90	4,885	96.9%
Prairie Winds Apartments - Sioux Falls, SD	48	2,299	89.5%
Prairiewood Meadows - Fargo, ND	85	3,621	88.0%
Quarry Ridge Apartments - Rochester, MN	154	14,828	96.6%
Ridge Oaks - Sioux City, IA	132	5,752	91.1%
Rimrock Apartments - Billings, MT	78	4,262	98.1%
Rocky Meadows - Billings, MT	98	7,097	95.8%
Rum River Apartments - Isanti, MN	72	5,676	96.5%
SCSH Campus Center Apartments - St. Cloud, MN	90	2,677	90.7%
SCSH Campus Heights Apartments - St. Cloud, MN	49	753	62.6%
SCSH Campus Knoll I Apartments - St. Cloud, MN	71	1,811	86.0%
SCSH Campus Plaza Apartments - St. Cloud, MN	24	371	72.0%
SCSH Campus Side Apartments - St. Cloud, MN	48	744	86.2%
SCSH Campus View Apartments - St. Cloud, MN	48	735	87.3%
SCSH Cornerstone Apartments - St. Cloud, MN	24	377	90.3%
SCSH University Park Place Apartments - St. Cloud, MN	35	540	89.5%
Sherwood Apartments - Topeka, KS	300	17,744	98.4%
Southbrook & Mariposa - Topeka, KS	54	5,735	96.0%
South Pointe - Minot, ND	195	11,804	99.7%
Southview Apartments - Minot, ND	24	911	99.0%
Southwind Apartments - Grand Forks, ND	164	7,298	94.8%
Sunset Trail - Rochester, MN	146	14,991	97.1%
Sweetwater Properties - Grafton, ND	42	952	63.8%
Sycamore Village Apartments - Sioux Falls, SD	48	1,777	86.3%
Terrace On The Green - Moorhead, MN	116	3,287	92.7%
Thomasbrook Apartments - Lincoln, NE	240	10,611	89.1%
Valley Park Manor - Grand Forks, ND	168	6,242	91.3%
Village Green - Rochester, MN	36	2,883	95.6%
West Stonehill - Waite Park, MN	313	14,687	94.4%
Westwood Park - Bismarck, ND	64	2,817	96.8%
Winchester - Rochester, MN	115	7,328	95.3%
Woodridge Apartments - Rochester, MN	110	7,729	97.1%
TOTAL MULTI-FAMILY RESIDENTIAL	9,645	$ 542,547	93.5%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
OFFICE BUILDINGS			
1st Avenue Building - Minot, ND	15,446	$ 694	35.5%
12 South Main - Minot, ND	10,126	393	0.0%
610 Business Center IV - Brooklyn Park, MN	78,190	9,403	100.0%
2030 Cliff Road - Eagan, MN	13,374	983	100.0%
7800 West Brown Deer Road - Milwaukee, WI	175,610	11,477	100.0%
American Corporate Center - Mendota Heights, MN	138,959	20,870	92.1%
Ameritrade - Omaha, NE	73,742	8,349	100.0%
Benton Business Park - Sauk Rapids, MN	30,464	1,527	100.0%
Bismarck 715 East Broadway - Minot, ND	22,500	1,672	100.0%
Bloomington Business Plaza - Bloomington, MN	121,064	8,050	63.4%
Brenwood - Minnetonka, MN	176,789	16,793	78.4%
Brook Valley I - La Vista, NE	30,000	2,055	68.2%
Burnsville Bluffs II - Burnsville, MN	45,158	3,352	83.8%
Cold Spring Center - St. Cloud, MN	77,634	9,146	91.2%
Corporate Center West - Omaha, NE	141,724	21,405	100.0%
Crosstown Centre - Eden Prairie, MN	185,000	17,933	100.0%
Dewey Hill Business Center - Edina, MN	73,338	5,341	29.6%
Farnam Executive Center - Omaha, NE	94,832	13,592	100.0%
Flagship - Eden Prairie, MN	138,825	24,127	100.0%
Gateway Corporate Center - Woodbury, MN	59,827	9,489	100.0%
Golden Hills Office Center - Golden Valley, MN	190,758	24,202	97.6%
Great Plains - Fargo, ND	122,040	15,375	100.0%
Highlands Ranch - Highlands Ranch, CO	81,173	11,912	95.2%
Highlands Ranch I - Highlands Ranch, CO	71,430	10,630	100.0%
Interlachen Corporate Center - Edina, MN	105,084	16,819	10.7%
Intertech Building - Fenton, MO	64,607	6,099	90.9%
IRET Corporate Plaza - Minot, ND	50,360	6,317	0.0%
Mendota Office Center I - Mendota Heights, MN	59,852	7,337	89.0%
Mendota Office Center II - Mendota Heights, MN	88,398	12,472	72.8%
Mendota Office Center III - Mendota Heights, MN	60,776	6,813	90.2%
Mendota Office Center IV - Mendota Heights, MN	72,231	9,283	100.0%
Minnesota National Bank - Duluth, MN	17,108	1,745	100.0%
Miracle Hills One - Omaha, NE	83,448	12,665	95.9%
Nicollett VII - Burnsville, MN	118,125	7,444	79.6%
Northgate I - Maple Grove, MN	79,297	8,242	100.0%
Northgate II - Maple Grove, MN	26,000	2,445	100.0%
Northpark Corporate Center - Arden Hills, MN	146,087	17,551	83.8%
Pacific Hills - Omaha, NE	143,075	16,952	93.6%
Pillsbury Business Center - Bloomington, MN	42,220	1,906	49.2%
Plaza VII - Boise, ID	28,994	3,769	79.7%
Plymouth 5095 Nathan Lane - Plymouth, MN	20,528	1,897	100.0%
Plymouth I - Plymouth, MN	26,186	1,690	92.8%
Plymouth II - Plymouth, MN	26,186	1,671	100.0%
Plymouth III - Plymouth, MN	26,186	2,352	54.4%
Plymouth IV & V - Plymouth, MN	126,930	15,292	95.2%
Prairie Oak Business Center - Eden Prairie, MN	36,421	5,896	100.0%
Rapid City 900 Concourse Drive - Rapid City, SD	75,815	7,088	100.0%
Riverport - Maryland Heights, MO	122,567	20,885	100.0%
Southeast Tech Center - Eagan, MN	58,300	6,358	100.0%
Spring Valley IV - Omaha, NE	15,700	1,154	100.0%
Spring Valley V - Omaha, NE	24,171	1,558	62.5%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
OFFICE BUILDINGS - *continued*			
Spring Valley X - Omaha, NE	24,000	$ 1,232	75.3%
Spring Valley XI - Omaha, NE	24,000	1,265	100.0%
Superior Office Building - Duluth, MN	20,000	2,539	100.0%
TCA Building - Eagan, MN	103,640	9,928	86.3%
Three Paramount Plaza - Bloomington, MN	75,526	8,450	83.8%
Thresher Square - Minneapolis, MN	117,144	12,659	44.8%
Timberlands - Leawood, KS	90,388	14,859	78.2%
UHC Office - International Falls, MN	30,000	2,505	100.0%
US Bank Financial Center - Bloomington, MN	153,947	16,809	95.7%
Viromed - Eden Prairie, MN	48,700	4,864	100.0%
Wells Fargo Center - St Cloud, MN	86,192	10,052	94.8%
West River Business Park - Waite Park, MN	24,075	1,476	74.1%
Westgate - Boise, ID	103,342	12,237	100.0%
Whitewater Plaza - Minnetonka, MN	61,138	5,664	48.4%
Wirth Corporate Center - Golden Valley, MN	74,568	9,054	96.4%
Woodlands Plaza IV	61,820	5,502	79.9%
TOTAL OFFICE BUILDINGS	5,011,135	$ 571,565	89.1%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
MEDICAL			
2800 Medical Building - Minneapolis, MN	54,490	$ 8,676	92.3%
2828 Chicago Avenue - Minneapolis, MN	56,239	16,506	71.9%
Abbott Northwest - Sartell, MN*	59,760	12,653	95.7%
Airport Medical - Bloomington, MN*	24,218	4,678	100.0%
Barry Pointe Office Park - Kansas City, MO	18,502	2,845	87.8%
Burnsville 303 Nicollet Medical (Ridgeview) - Burnsville, MN	53,466	8,609	100.0%
Burnsville 305 Nicollet Medical (Ridgeview South) - Burnsville, MN	36,199	5,850	100.0%
Denfeld Clinic - Duluth, MN	20,512	3,099	100.0%
Eagan 1440 Duckwood Medical - Eagan, MN	17,640	2,587	100.0%
Edgewood Vista - Belgrade, MT	5,192	814	100.0%
Edgewood Vista - Billings, MT	11,800	1,882	100.0%
Edgewood Vista - Bismarck, ND	74,112	9,740	100.0%
Edgewood Vista - Brainerd, MN	82,535	9,620	100.0%
Edgewood Vista - Columbus, NE	5,194	867	100.0%
Edgewood Vista - East Grand Forks, MN	18,488	1,642	100.0%
Edgewood Vista - Fargo, ND	168,801	21,843	100.0%
Edgewood Vista - Fremont, NE	6,042	588	100.0%
Edgewood Vista - Grand Island, NE	5,185	807	100.0%
Edgewood Vista - Hastings, NE	6,042	606	100.0%
Edgewood Vista - Hermantown I, MN	119,349	11,660	100.0%
Edgewood Vista - Hermantown II, MN	160,485	11,269	100.0%
Edgewood Vista - Kalispell, MT	5,895	624	100.0%
Edgewood Vista - Missoula, MT	10,150	999	100.0%
Edgewood Vista - Norfolk, NE	5,135	764	100.0%
Edgewood Vista - Omaha, NE	6,042	676	100.0%
Edgewood Vista - Sioux Falls, SD	11,800	1,289	100.0%
Edgewood Vista - Spearfish, SD	60,161	6,156	100.0%
Edgewood Vista - Virginia, MN	147,183	12,146	100.0%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
MEDICAL - *continued*			
Edina 6363 France Medical - Edina, MN*	70,934	$ 12,695	82.0%
Edina 6405 France Medical - Edina, MN*	55,478	12,201	100.0%
Edina 6517 Drew Avenue - Edina, MN	12,140	1,537	100.0%
Edina 6525 France SMC II - Edina, MN	67,409	14,633	96.8%
Edina 6545 France SMC I - Edina, MN*	227,626	44,324	84.4%
Fox River Cottages - Grand Chute, WI	26,336	3,808	100.0%
Fresenius - Duluth, MN	9,052	1,572	100.0%
Garden View - St. Paul, MN*	43,404	7,870	100.0%
Gateway Clinic - Sandstone, MN*	12,444	1,765	100.0%
Health East St John & Woodwinds - Maplewood & Woodbury, MN	114,316	21,602	100.0%
High Pointe Health Campus - Lake Elmo, MN	60,294	12,180	94.3%
Mariner Clinic - Superior, WI*	28,928	3,788	100.0%
Minneapolis 701 25th Avenue Medical (Riverside) - Minneapolis, MN*	57,212	7,873	98.3%
Nebraska Orthopaedic Hospital - Omaha, NE*	61,758	20,512	100.0%
Park Dental - Brooklyn Center, MN	9,998	2,952	100.0%
Pavilion I - Duluth, MN*	45,081	10,174	100.0%
Pavilion II - Duluth, MN	73,000	19,325	100.0%
Ritchie Medical Plaza - St Paul, MN	52,328	9,576	67.1%
St Michael Clinic - St Michael, MN	10,796	2,851	100.0%
Stevens Point - Stevens Point, WI	47,950	14,825	100.0%
Wells Clinic - Hibbing, MN	18,810	2,661	100.0%
TOTAL MEDICAL	2,355,911	$ 388,219	95.7%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
INDUSTRIAL			
API Building - Duluth, MN	35,000	$ 1,723	100.0%
Bloomington 2000 West 94th Street - Bloomington, MN	100,850	6,229	100.0%
Bodycote Industrial Building - Eden Prairie, MN	41,880	2,152	100.0%
Cedar Lake Business Center - St. Louis Park, MN	50,400	3,711	97.4%
Dixon Avenue Industrial Park - Des Moines, IA	604,886	13,181	91.6%
Eagan 2785 & 2795 Highway 55 - Eagan, MN	198,600	5,628	100.0%
Lexington Commerce Center - Eagan, MN	90,260	6,480	100.0%
Lighthouse - Duluth, MN	59,292	1,885	81.6%
Metal Improvement Company - New Brighton, MN	49,620	2,507	100.0%
Minnetonka 13600 County Road 62 - Minnetonka, MN	69,984	3,702	100.0%
Roseville 2929 Long Lake Road - Roseville, MN	172,057	10,712	100.0%
Stone Container - Fargo, ND	195,075	7,141	100.0%
Stone Container - Roseville, MN	229,072	8,250	100.0%
Urbandale 3900 106th Street - Urbandale, IA	528,353	14,124	100.0%
Waconia Industrial Building - Waconia, MN	29,440	2,040	100.0%
Wilson's Leather - Brooklyn Park, MN	353,049	13,875	100.0%
Winsted Industrial Building - Winsted, MN	41,685	1,007	46.7%
Woodbury 1865 Woodland - Woodbury, MN	69,600	3,756	100.0%
TOTAL INDUSTRIAL	2,919,103	$ 108,103	97.8%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2009 Economic Occupancy
RETAIL			
17 South Main - Minot, ND	2,454	$ 287	100.0%
Anoka Strip Center - Anoka, MN	10,625	744	50.0%
Burnsville 1 Strip Center - Burnsville, MN	8,526	1,181	100.0%
Burnsville 2 Strip Center - Burnsville, MN	8,400	962	84.2%
Champlin South Pond - Champlin, MN	26,020	3,593	85.2%
Chan West Village – Chanhassen, MN	137,572	21,423	99.0%
Dakota West Plaza - Minot , ND	16,921	611	90.3%
Duluth Denfeld Retail - Duluth, MN	37,617	4,990	94.5%
Duluth NAPA - Duluth, MN	15,582	1,933	97.7%
Eagan Community - Eagan, MN	23,187	3,143	90.0%
East Grand Station - East Grand Forks, MN	16,103	1,694	100.0%
Fargo Express Community - Fargo, ND	34,226	1,813	81.2%
Forest Lake Auto - Forest Lake, MN	6,836	509	100.0%
Forest Lake Westlake Center - Forest Lake, MN	100,570	8,205	100.0%
Grand Forks Carmike - Grand Forks, ND	28,528	2,546	100.0%
Grand Forks Medpark Mall - Grand Forks, ND	59,117	5,721	99.2%
Jamestown Buffalo Mall - Jamestown, ND	213,271	6,183	81.0%
Jamestown Business Center - Jamestown, ND	100,249	2,492	92.1%
Kalispell Retail Center - Kalispell, MT	52,000	3,473	100.0%
Kentwood Thomasville Furniture - Kentwood, MI	16,080	2,123	100.0%
Ladysmith Pamida - Ladysmith, WI	41,000	1,500	100.0%
Lakeville Strip Center - Lakeville, MN	9,488	1,971	97.2%
Livingston Pamida - Livingston, MT	41,200	1,800	100.0%
Minot Arrowhead - Minot, ND	77,912	8,268	99.2%
Minot Plaza - Minot, ND	10,843	608	100.0%
Monticello C Store - Monticello, MN	3,575	893	100.0%
Omaha Barnes & Noble - Omaha, NE	26,985	3,699	100.0%
Pine City C Store - Pine City, MN	4,800	442	100.0%
Pine City Evergreen Square - Pine City, MN	63,225	3,356	67.5%
Rochester Maplewood Square - Rochester, MN	118,398	12,011	51.8%
St. Cloud Westgate - St. Cloud, MN	104,928	6,841	60.2%
Weston Retail - Weston, WI	25,644	1,681	75.0%
Weston Walgreens - Weston, WI	14,820	2,455	100.0%
TOTAL RETAIL	1,456,702	$ 119,151	87.1%
SUBTOTAL		$ 1,729,585	

Property Name and Location		*(in thousands)* Investment (initial cost plus improvements)
UNIMPROVED LAND		
Bismarck 2130 South 12th Street - Bismarck, ND		$ 587
Bismarck 700 East Main - Bismarck, ND		827
Eagan Unimproved Land - Eagan, MN		423
IRET Corporate Plaza Out-lot - Minot, ND		323
Kalispell Unimproved Land - Kalispell, MT		1,424
Monticello Unimproved Land - Monticello, MN		97
Quarry Ridge Unimproved Land - Rochester, MN		942
River Falls Unimproved Land - River Falls, WI		205
Thomasbrook 24 Units - Lincoln, NE		56
Urbandale Unimproved Land - Urbandale, IA		5
Weston Unimproved Land - Weston, WI		812
TOTAL UNIMPROVED LAND		$ 5,701
TOTAL UNITS – RESIDENTIAL SEGMENT	9,645	
TOTAL SQUARE FOOTAGE – COMMERCIAL SEGMENTS	11,742,851	
TOTAL INVESTMENTS		$1,735,286

Mortgages Payable

As of April 30, 2009, individual first mortgage loans on the above properties totaled $1.1 billion. Of the $1.1 billion of mortgage indebtedness on April 30, 2009, $9.6 million or 0.9% is represented by variable rate mortgages on which the future interest rate will vary based on changes in the interest rate index for each respective loan. Principal payments due on our mortgage indebtedness are as follows:

Year Ended April 30,	Mortgage Principal *(in thousands)*
2010	$ 140,456
2011	104,089
2012	113,381
2013	48,682
2014	57,537
Thereafter	606,013
Total	$ 1,070,158

Future Minimum Lease Receipts

The future minimum lease receipts to be received under leases for commercial properties in place as of April 30, 2009, assuming that no options to renew or buy out the leases are exercised, are as follows:

Year Ended April 30,	Lease Payments *(in thousands)*
2010	$ 111,786
2011	99,833
2012	84,440
2013	72,039
2014	61,911
Thereafter	267,961
Total	$ 697,970

Capital Expenditures

Each year we review the physical condition of each property we own. In order for our properties to remain competitive, attract new tenants, and retain existing tenants, we plan for a reasonable amount of capital improvements. For the year ended April 30, 2009, we spent approximately $28.0 million on capital improvements.

Contracts or Options to Purchase

We have granted options to purchase certain of our properties to tenants in these properties, under lease agreements with the tenant. In general, these options grant the tenant the right to purchase the property at the greater of such property's appraised value or an annual compounded increase of a specified percentage of the initial cost to us. As of April 30, 2009, our properties subject to purchase options, the cost, plus improvements, of each such property and its gross rental revenue are as follows:

	(in thousands)			
		Gross Rental Revenue		
Property	**Investment Cost**	**2009**	**2008**	**2007**
Abbott Northwest-Sartell, MN	$ 12,653	$ 1,292	$ 1,292	$ 1,252
Edgewood Vista-Belgrade, MT	2,135	196	31	0
Edgewood Vista-Billings, MT	4,274	396	66	0
Edgewood Vista-Bismarck, ND	10,903	1,008	985	980
Edgewood Vista-Brainerd, MN	10,667	988	971	968
Edgewood Vista-Columbus, NE	1,481	136	21	0
Edgewood Vista-East Grand Forks, MN	5,012	464	78	0
Edgewood Vista-Fargo, ND	26,322	2,065	310	0
Edgewood Vista-Fremont, NE	588	72	69	68
Edgewood Vista-Grand Island, NE	1,431	132	20	0
Edgewood Vista-Hastings, NE	606	76	69	68
Edgewood Vista-Hermantown I, MN	21,510	2,040	1,557	1,472
Edgewood Vista-Hermantown II, MN	12,359	1,144	1,127	1,124
Edgewood Vista-Kalispell, MT	624	76	72	72
Edgewood Vista-Missoula, MT	999	96	132	132
Edgewood Vista-Norfolk, NE	1,332	124	19	0
Edgewood Vista-Omaha, NE	676	80	77	76
Edgewood Vista-Sioux Falls, SD	3,357	312	52	0
Edgewood Vista-Spearfish, SD	6,792	628	612	608
Edgewood Vista-Virginia, MN	17,132	1,736	1,381	1,320
Fox River Cottages - Grand Chute, WI	3,956	388	387	260
Healtheast St John & Woodwinds- Maplewood & Woodbury, MN	21,601	2,052	2,032	2,032
Great Plains - Fargo, ND	15,375	1,876	1,876	1,876
Minnesota National Bank - Duluth, MN	2,104	211	205	135
St. Michael Clinic - St. Michael, MN	2,851	240	229	35
Stevens Point - Stevens Point, WI	15,020	1,356	1,279	630
Total	$ 201,760	$ 19,184	$ 14,949	$ 13,108

Properties by State

The following table presents, as of April 30, 2009, the total real estate investment amount, net of accumulated depreciation, by state of each of the five major segments of properties owned by us - multi-family residential, office, medical, industrial and retail:

State	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total	% of Total
	(in thousands)						
Minnesota	$ 118,503	$ 310,178	$ 259,500	$ 65,319	$ 64,374	$ 817,874	55.8%
North Dakota	114,440	20,203	30,155	5,204	22,023	192,025	13.1%
Nebraska	30,309	74,017	21,886	0	2,653	128,865	8.8%
Colorado	30,598	20,702	0	0	0	51,300	3.5%
Kansas	35,123	13,914	0	0	0	49,037	3.3%
Montana	31,539	0	3,869	0	4,583	39,991	2.7%
South Dakota	25,067	5,595	6,888	0	0	37,550	2.6%
Wisconsin	0	9,639	20,852	0	4,996	35,487	2.4%
Iowa	9,895	0	0	24,733	0	34,628	2.4%
Missouri	0	30,740	2,724	0	0	33,464	2.3%
Texas	31,344	0	0	0	0	31,344	2.1%
All Other States*	0	13,617	0	0	1,532	15,149	1.0%
Total	$ 426,818	$ 498,605	$ 345,874	$ 95,256	$ 100,161	$ 1,466,714	100.0%

* *Idaho and Michigan*

Item 3. Legal Proceedings

In the ordinary course of our operations, we become involved in litigation. At this time, we know of no material pending or threatened legal proceedings, or other proceedings contemplated by governmental authorities, that would have a material impact upon us.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to our shareholders during the fourth quarter of the fiscal year ended April 30, 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Quarterly Share and Distribution Data

Our common shares of beneficial interest trade on the NASDAQ Global Select Market under the symbol IRET (formerly IRETS; we changed our symbol to IRET on July 1, 2008). On June 30, 2009, the last reported sales price per share of our common shares on the NASDAQ was $8.89. The following table sets forth the quarterly high and low closing sales prices per share of our common shares as reported on the NASDAQ Global Select Market, and the distributions per common share and limited partnership unit declared with respect to each period.

Quarter Ended	High	Low	Distributions Declared *(per share and unit)*
Fiscal Year 2009			
April 30, 2009	$ 10.43	$ 8.60	$ 0.1700
January 31, 2009	10.71	7.43	0.1695
October 31, 2008	11.19	7.66	0.1690
July 31, 2008	10.68	9.54	0.1685

Quarter Ended	High	Low	Distributions Declared *(per share and unit)*
Fiscal Year 2008			
April 30, 2008	$ 10.47	$ 8.95	$ 0.1680
January 31, 2008	10.55	8.84	0.1675
October 31, 2007	11.59	9.35	0.1670
July 31, 2007	10.86	9.40	0.1665

It is IRET's policy to pay quarterly distributions to our common shareholders and unitholders, at the discretion of our Board of Trustees, based on our funds from operations, financial condition and capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our Board of Trustees deems relevant. Since July 1, 1971, IRET has paid quarterly cash distributions in the months of January, April, July and October.

Shareholders

As of June 30, 2009, the Company had 3,908 common shareholders of record, and 63,460,743 common shares of beneficial interest (plus 20,836,972 limited partnership units potentially convertible into 20,836,972 common shares) were outstanding.

Unregistered Sales of Shares

Sales of Unregistered Securities. During the fiscal years ended April 30, 2009, 2008 and 2007, respectively, we issued an aggregate of 338,286, and 389,670 and 219,587 unregistered common shares to holders of limited partnership units of IRET Properties upon redemption and conversion of an aggregate of 338,286, and 389,670 and 219,587 limited partnership units of IRET Properties on a one-for-one basis. All such issuances of our common shares were exempt from registration as private placements under Section 4(2) of the Securities Act, including Regulation D promulgated thereunder. We have registered the re-sale of such common shares under the Securities Act.

Issuer Purchases of Equity Securities. The Company did not repurchase any of its equity securities during fiscal year 2009, except for repurchases of nominal amounts of fractional shares, at shareholder request.

Comparative Stock Performance

The information contained in this Comparative Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Set forth below is a graph that compares, for the five fiscal years commencing May 1, 2004, and ending April 30, 2009, the cumulative total returns for the Company's common shares with the comparable cumulative total return of two indexes, the Standard & Poor's 500 Index ("S&P 500"), and the FTSE NAREIT Equity REITs Index, which is an index prepared by the FTSE Group for the National Association of Real Estate Investment Trusts, which includes all tax-qualified equity REITs listed on the New York Stock Exchange, the American Stock Exchange and the NASDAQ Market.

The performance graph assumes that at the close of trading on April 30, 2004, the last trading day of fiscal year 2004, $100 was invested in the Company's common shares and in each of the indexes. The comparison assumes the reinvestment of all distributions. Cumulative total shareholder returns for the Company's common shares, the S&P 500 and the FTSE NAREIT Equity REITs Index are based on the Company's fiscal year ending April 30.


$250
$200
$150
$100
$50
$0
4/04
4/05
4/06
4/07
4/08
4/09
Investors Real Estate Trust
S&P 500
FTSE NAREIT Equity REITs

	FY04	FY05	FY06	FY07	FY08	FY09
Investors Real Estate Trust	100.00	100.61	112.75	134.28	138.55	134.27
S&P 500	100.00	106.34	122.73	141.43	134.82	87.21
FTSE NAREIT Equity REITs	100.00	134.62	170.40	215.49	188.52	97.63

Source: Research Data Group, Inc.

Item 6. Selected Financial Data

Set forth below is selected financial data on a historical basis for the Company for the five most recent fiscal years ended April 30. This information should be read in conjunction with the consolidated financial statements and notes appearing elsewhere in this Annual Report on Form 10-K.

	(in thousands, except per share data)				
	2009	2008	2007	2006	2005
Consolidated Income Statement Data					
Revenue	$ 240,005	$ 221,170	$ 197,538	$ 170,171	$ 152,759
Income before minority interest and discontinued operations and gain on sale of other investments	$ 10,659	$ 15,021	$ 14,255	$ 11,119	$ 9,871
Gain on sale of real estate, land, and other investments	$ 54	$ 556	$ 4,602	$ 3,293	$ 8,605
Minority interest portion of operating partnership income	$ (2,227)	$ (3,524)	$ (3,217)	$ (1,892)	$ (1,727)
Income from continuing operations	$ 8,526	$ 11,675	$ 11,026	$ 8,766	$ 7,768
Income from discontinued operations	$ 0	$ 413	$ 3,084	$ 2,801	$ 7,308
Net income	$ 8,526	$ 12,088	$ 14,110	$ 11,567	$ 15,076
Consolidated Balance Sheet Data					
Total real estate investments	$1,472,575	$1,456,178	$1,316,534	$1,126,400	$1,067,345
Total assets	$1,605,091	$1,618,026	$1,435,389	$1,207,315	$1,151,158
Mortgages payable	$1,070,158	$1,063,858	$ 951,139	$ 765,890	$ 708,558
Shareholders' equity	$ 333,935	$ 345,006	$ 284,969	$ 289,560	$ 295,172
Consolidated Per Common Share Data *(basic and diluted)*					
Income from continuing operations	$ .11	$ .17	$ .18	$ .14	$ .13
Income from discontinued operations	$ .00	$ .01	$ .06	$ .06	$ .17
Net income	$ .11	$ .18	$ .24	$ .20	$ .30
Distributions	$ .68	$ .67	$ .66	$ .65	$ .65

CALENDAR YEAR	2008	2007	2006	2005	2004
Tax status of distributions					
Capital gain	0.00%	1.49%	1.22%	16.05%	0.00%
Ordinary income	53.43%	51.69%	42.01%	41.48%	44.65%
Return of capital	46.57%	46.82%	56.77%	42.47%	55.35%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information is provided in connection with, and should be read in conjunction with, the consolidated financial statements included in this Annual Report on Form 10-K. We operate on a fiscal year ending on April 30. The following discussion and analysis is for the fiscal year ended April 30, 2009.

Overview

We are a self-advised equity real estate investment trust engaged in owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties located primarily in the upper Midwest states of Minnesota and North Dakota. Our properties are diversified in property type and location. As of April 30, 2009, our real estate portfolio consisted of 77 multi-family residential properties containing 9,645 apartment units and having a total real estate investment amount net of accumulated depreciation of $426.8 million, and 167 commercial properties containing approximately 11.7 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $1.0 billion. Our commercial properties consist of:

- 67 office properties containing approximately 5.0 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $498.6 million;
- 49 medical properties (including senior housing) containing approximately 2.3 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $345.9 million;
- 18 industrial properties containing approximately 2.9 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $95.2 million; and
- 33 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $100.2 million.

Our primary source of income and cash is rents associated with multi-family residential and commercial leases. Our business objective is to increase shareholder value by employing a disciplined investment strategy. This strategy is focused on growing assets in desired geographical markets, achieving diversification by property type and location, and adhering to targeted returns in acquiring properties.

In April 2009, the Company commenced the sale of up to $50 million of Common Shares pursuant to a continuous offering program. Through April 30, 2009, the Company sold 632,712 common shares as part of this program. The net proceeds (before offering expenses but after underwriting discounts and commissions) from the offering of $6.0 million through April 30, 2009 were used for general corporate purposes. Through April 30, 2009, the Company paid Robert W. Baird & Co. Incorporated, its agent under this program, $122,000 in fees with respect to the common shares sold through this program.

Total revenues of IRET Properties, our operating partnership, increased by $18.8 million to $240.0 million in fiscal year 2009, compared to $221.2 million in fiscal year 2008. This increase was primarily attributable to the addition of new real estate properties. We estimate that rent concessions offered to tenants during the twelve months ended April 30, 2009 lowered our operating revenues by approximately $3.4 million, compared to $3.0 million for fiscal year 2008. Expenses increased during fiscal year 2009 as well, with real estate taxes, maintenance, utilities and property management expense all increasing from year-earlier levels. While some of this increase was due to existing real estate, the majority was due to the addition of new real estate properties to our portfolio.

On an all-property basis, economic occupancy levels in our total commercial property segments decreased to 91.8% in fiscal year 2009 from 93.0% in fiscal year 2008. Economic occupancy rates in our commercial industrial segment increased; the economic occupancy rates in our commercial office, medical and retail segments decreased. Economic occupancy in our multi-family residential segment increased to 93.5% in fiscal year 2009 on an all-property basis, from 92.7% in fiscal year 2008.

We have written off or recorded as past due a total of approximately $570,000 at IRET's Fox River project (Grand Chute, WI) and approximately $874,000 at the Stevens Point project (Stevens Point, WI) as of April 30, 2009. The Fox River project was acquired by IRET in fiscal year 2006 as a partially-completed eight-unit senior housing project with adjoining vacant land, and IRET subsequently funded the completion of the eight senior living villas and the construction of ten new senior living patio homes, which were completed in September 2007. The Stevens Point project was acquired by IRET in fiscal year 2006, and at acquisition consisted of an existing senior housing complex and an adjoining vacant parcel of land. IRET subsequently funded the construction of an expansion to the existing facility on the adjoining parcel, which was completed in June 2007. The tenants in these two properties, affiliates of Sunwest Management, Inc., have filed for bankruptcy under Chapter 11 of the Bankruptcy Code, and have been unable to finance their portion of the construction cost for the ten new Fox River patio homes and have been unable to fund the shortfall between the Stevens Point project's cash flow and the lease payments due to IRET. IRET's investment in the Fox River and Stevens Point properties leased to Sunwest is approximately $3.8 million and $14.8 million, respectively, or approximately 0.2% and 0.9% of IRET's property owned as of April 30, 2009.

IRET is currently receiving all of the cash flow generated by the Stevens Point project (approximately $85,000 per month, or approximately 58.3% of the Scheduled Rent and other obligations due under the lease). IRET is currently receiving no payments from the Fox River project, and its exercise of its rights under the lease to remove Sunwest as the tenant and manager at the project and to pursue collection of amounts owed under guarantees provided in conjunction with the lease agreement has been suspended following the tenant's bankruptcy filing. IRET is evaluating its options in respect of this project; at this time IRET considers that, subject to its analysis of market values in Appleton, Wisconsin, IRET would proceed to market the patio homes and senior living villas and the balance of the vacant parcel (approximately 12 acres) in an attempt to recover its investment and provide some return on investment.

Additional information and more detailed discussions of our fiscal year 2009 operating results are found in the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this Annual Report on Form 10-K.

Real Estate. Real estate is carried at cost, net of accumulated depreciation, less an adjustment for impairment, if any. Depreciation requires an estimate by management of the useful life of each property as well as an allocation of the costs associated with a property to its various components. As described further below, the process of allocating property costs to its components involves a considerable amount of subjective judgments to be made by Company management. If the Company does not allocate these costs appropriately or incorrectly estimates the useful lives of its real estate, depreciation expense may be misstated. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 20-40 year estimated life for buildings and improvements and a 5-12 year estimated life for furniture, fixtures and equipment. Maintenance and repairs are charged to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years.

Upon acquisitions of real estate, the Company assesses the fair value of acquired tangible assets (including land, buildings and personal property), which is determined by valuing the property as if it were vacant, and considers whether there were significant intangible assets acquired (for example, above-and below-market leases, the value of acquired in-place leases, and tenant relationships) and acquired liabilities, and allocates the purchase price based on these assessments. The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair value of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis and reference to recent sales of comparable properties. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. Land value is assigned based on the purchase price if land is acquired separately, or based on estimated market value if acquired in a merger or in a portfolio acquisition.

Above-market and below-market in-place lease values for acquired properties are estimated based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company performs this analysis on a lease-by-lease basis. The capitalized above-market or below-market intangible is amortized to rental income over the remaining non-cancelable terms of the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. The Company also considers information about each property obtained during its pre-acquisition due diligence and marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Property sales or dispositions are recorded when title transfers and sufficient consideration is received by the Company and the Company has no significant continuing involvement with the property sold. The Company's properties are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable. This review requires management to exercise judgment, including making estimates about the future performance of the properties being reviewed. If the Company incorrectly estimates the values at acquisition or the undiscounted cash flows, initial allocations of purchase price and future impairment charges may be different. The impact of the Company's estimates in connection with acquisitions and future impairment analysis could be material to the Company's financial statements.

Allowance for Doubtful Accounts. The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts (approximately $286,000 as of April 30, 2009) for estimated losses resulting from the inability of tenants to make required payments under their respective lease agreements. The Company also maintains an allowance for receivables arising from the straight-lining of rents (approximately $842,000 as of April 30, 2009) and from mortgage loans (approximately $3,000 as of April 30, 2009). The straight-lining of rents receivable arises from earnings recognized in excess of amounts currently due under lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. If estimates differ from actual results this would impact reported results.

Revenue Recognition - The Company has the following revenue sources and revenue recognition policies:

- *Base Rents* - income arising from tenant leases. These rents are recognized over the non-cancelable term of the related leases on a straight-line basis, which includes the effects of rent increases and abated rent under the leases. Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease. Rental revenue is recorded for the full term of each lease on a straight-line basis. Accordingly, the Company records a receivable from tenants for rents that it expects to collect over the remaining lease term as deferred rents receivable. When the Company acquires a property, the term of the existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Revenue recognition is considered to be critical because the evaluation of the reliability of such deferred rents receivable involves management's assumptions relating to such tenant's viability.

- *Percentage Rents* - income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized only after the contingency has been removed (i.e., sales thresholds have been achieved).

- *Expense Reimbursement Income* – revenue arising from tenant leases, which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred.

Income Taxes. The Company operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a distribution to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. The Company intends to distribute to its shareholders 100% of its taxable income. Therefore, no provision for Federal income taxes is required. If the Company fails to distribute the required amount of income to its shareholders, it would fail to qualify as a REIT and substantial adverse tax consequences may result.

The Company's taxable income is affected by a number of factors, including, but not limited to, the following: that the Company's tenants perform their obligations under their leases with the Company; that the Company's tax and accounting positions do not change; and that the number of issued and outstanding shares of the Company's common stock remain relatively unchanged. These factors, which impact the Company's taxable income, are subject to change, and many are outside the control of the Company. If actual results vary, the Company's taxable income may change.

Recent Accounting Pronouncements

For disclosure regarding recent accounting pronouncements and the anticipated impact they will have on our operations, please refer to Note 2 to our Consolidated Financial Statements.

RESULTS OF OPERATIONS

Revenues

Total revenues for fiscal year 2009 were $240.0 million, compared to $221.2 million in fiscal year 2008 and $197.5 million in fiscal year 2007. Revenues during fiscal year 2009 were $18.8 million greater than revenues in fiscal year 2008 and revenues during fiscal year 2008 were $23.7 million greater than in fiscal year 2007.

For fiscal 2009, the increase in revenue of $18.8 million resulted from:

	(in thousands)
Rent from 24 properties acquired in fiscal year 2008 in excess of that received in 2008 from the same 24 properties	$ 15,431
Rent from 8 properties acquired in fiscal year 2009	2,093
Increase in rental income on existing properties	1,311
	$ 18,835

For fiscal 2008, the increase in revenue of $23.7 million resulted from:

	(in thousands)
Rent from 29 properties acquired in fiscal year 2007 in excess of that received in 2007 from the same 29 properties	$ 14,345
Rent from 24 properties acquired in fiscal year 2008	5,759
Increase in rental income on existing properties	3,528
	$ 23,632

As illustrated above, the substantial majority (93.0% in fiscal year 2009 and 85.1% in fiscal year 2008) of the increase in our gross revenue for fiscal years 2009 and 2008 resulted from the addition of new real estate properties to the IRET Properties' portfolio, with 7.0% and 14.9%, respectively, resulting from rental increases on existing properties. For the next 12 months, we expect acquisitions to continue to be the most significant factor in any increases in our revenues and ultimately our net income. However, domestic financial markets continue to experience unusual volatility and uncertainty. Although this occurred initially most visibly within the single-family mortgage lending sector of the credit market, liquidity has since tightened in overall domestic financial markets, including the equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms, and our ability to make acquisitions could be adversely affected.

Gain on Sale of Real Estate

The Company realized a gain on sale of real estate, land and other investments for fiscal year 2009 of approximately $54,000. This compares to approximately $556,000 of gain on sale of real estate recognized in fiscal 2008 and $4.6

million recognized in fiscal 2007. A list of the properties sold during fiscal year 2008, showing sales price, depreciated cost plus sales costs and net gain is included in this Item 7 under the caption "Property Dispositions."

Net Operating Income

The following tables report segment financial information. We measure the performance of our segments based on net operating income ("NOI"), which we define as total real estate revenues less real estate expenses and real estate taxes. We believe that NOI is an important supplemental measure of operating performance for a REIT's operating real estate because it provides a measure of core operations that is unaffected by depreciation, amortization, financing and general and administrative expense. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of financial performance.

The following tables show revenues, operating expenses and NOI by reportable operating segment for fiscal years 2009, 2008 and 2007. For a reconciliation of net operating income of reportable segments to operating income as reported, see Note 11 of the Notes to Consolidated Financial Statements in this report.

The tables also show net operating income by reportable operating segment on a stabilized property and non-stabilized property basis. Stabilized properties are properties owned and in operation for the entirety of the periods being compared (including properties that were redeveloped or expanded during the periods being compared, with properties purchased or sold during the periods being compared excluded from the stabilized property category). This comparison allows the Company to evaluate the performance of existing properties and their contribution to net income. Management believes that measuring performance on a stabilized property basis is useful to investors because it enables evaluation of how the Company's properties are performing year over year. Management uses this measure to assess whether or not it has been successful in increasing net operating income, renewing the leases of existing tenants, controlling operating costs and appropriately handling capital improvements.

	(in thousands)					
Year Ended April 30, 2009	**Multi-Family Residential**	**Commercial-Office**	**Commercial-Medical**	**Commercial-Industrial**	**Commercial-Retail**	**Total**
Real estate revenue	$ 76,716	$ 83,446	$ 52,564	$ 12,711	$ 14,568	$ 240,005
Real estate expenses						
Utilities	7,724	7,851	2,859	93	448	18,975
Maintenance	10,240	11,287	4,046	582	1,448	27,603
Real estate taxes	7,972	13,850	4,515	1,926	2,180	30,443
Insurance	1,272	1,003	419	175	182	3,051
Property management	8,954	3,653	4,207	446	819	18,079
Total real estate expenses	$ 36,162	$ 37,644	$ 16,046	$ 3,222	$ 5,077	$ 98,151
Net operating income	$ 40,554	$ 45,802	$ 36,518	$ 9,489	$ 9,491	$ 141,854
Stabilized net operating income	$ 38,644	$ 43,969	$ 26,732	$ 6,882	$ 9,491	$ 125,718
Non-stabilized net operating income	1,910	1,833	9,786	2,607	0	16,136
Total net operating income	$ 40,554	$ 45,802	$ 36,518	$ 9,489	$ 9,491	$ 141,854

Year Ended April 30, 2008	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
			(in thousands)			
Real estate revenue	$ 72,827	$ 84,042	$ 38,412	$ 11,691	$ 14,198	$ 221,170
Real estate expenses						
Utilities	7,388	7,743	2,111	131	420	17,793
Maintenance	9,637	10,522	2,757	558	1,108	24,582
Real estate taxes	7,528	13,140	2,977	1,346	2,142	27,133
Insurance	1,162	901	257	135	169	2,624
Property management	8,922	3,900	1,654	359	438	15,273
Total real estate expenses	$ 34,637	$ 36,206	$ 9,756	$ 2,529	$ 4,277	$ 87,405
Net operating income	$ 38,190	$ 47,836	$ 28,656	$ 9,162	$ 9,921	$ 133,765
Stabilized net operating income	$ 37,332	$ 47,536	$ 26,909	$ 7,576	$ 9,921	$ 129,274
Non-stabilized net operating income	858	300	1,747	1,586	0	4,491
Total net operating income	$ 38,190	$ 47,836	$ 28,656	$ 9,162	$ 9,921	$ 133,765

Year Ended April 30, 2007	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
			(in thousands)			
Real estate revenue	$ 66,972	$ 73,603	$ 34,783	$ 8,091	$ 14,089	$ 197,538
Real estate expenses						
Utilities	6,666	6,286	1,771	57	377	15,157
Maintenance	8,619	9,243	2,611	218	1,000	21,691
Real estate taxes	7,294	10,831	2,322	755	2,079	23,281
Insurance	1,090	772	274	75	166	2,377
Property management	7,785	3,343	1,697	148	853	13,826
Total real estate expenses	$ 31,454	$ 30,475	$ 8,675	$ 1,253	$ 4,475	$ 76,332
Net operating income	$ 35,518	$ 43,128	$ 26,108	$ 6,838	$ 9,614	$ 121,206
Stabilized net operating income	$ 34,318	$ 34,675	$ 25,823	$ 6,317	$ 9,229	$ 110,362
Non-stabilized net operating income	1,200	8,453	285	521	385	10,844
Total net operating income	$ 35,518	$ 43,128	$ 26,108	$ 6,838	$ 9,614	$ 121,206

Changes in Expenses and Net Income

Net income available to common shareholders for fiscal year 2009 was $6.2 million, compared to $9.7 million in fiscal year 2008 and $11.7 million in fiscal year 2007. On a per common share basis, net income was $.11 per common share in fiscal year 2009, compared to $.18 per common share in fiscal year 2008 and $.24 in fiscal year 2007.

These changes in net income result from the changes in revenues and expenses detailed below:

Changes in net income available to common shareholders for fiscal year 2009 resulted from:

	(in thousands)
An increase in net operating income primarily due to new acquisitions	$ 8,089
A decrease in minority interest of operating partnership income	1,297
A decrease in other expenses, administrative, advisory & trustee services	225
An increase in gain on sale of other investments	12
These increases were offset by:	
An increase in interest expense primarily due to debt placed on new acquisitions	(5,304)
An increase in depreciation/amortization expense related to real estate investments	(4,604)
A decrease in interest income	(1,487)
An increase in amortization related to non-real estate investments	(592)
A decrease in income from discontinued operations, net	(413)
A decrease in other income	(351)
An increase in impairment of real estate investment	(338)
A decrease in minority interest of other partnership's loss	(96)
Total decrease in fiscal 2009 net income available to common shareholders	$ (3,562)

Changes in net income available to common shareholders for fiscal year 2008 resulted from:

	(in thousands)
An increase in net operating income primarily due to new acquisitions	$ 12,559
An increase in interest income	151
An increase in minority interest of other partnership's loss	110
An increase in gain on sale of other investments	80
These increases were offset by:	
An increase in depreciation/amortization expense related to real estate investments	(5,623)
An increase in interest expense primarily due to debt placed on new acquisitions	(5,015)
A decrease in income from discontinued operations, net	(2,671)
An increase in other expenses, administrative, advisory & trustee services	(856)
An increase in amortization related to non-real estate investments	(394)
An increase in minority interest of operating partnership income	(307)
A decrease in other income	(56)
Total decrease in fiscal 2008 net income available to common shareholders	$ (2,022)

Factors Impacting Net Income During Fiscal Year 2009 as Compared to Fiscal Year 2008

Economic occupancy rates in three of our five segments increased slightly compared to the year-earlier period, and real estate revenue increased in four of our five segments in fiscal year 2009 compared to fiscal year 2008. Net income available to common shareholders decreased to $6.2 million in fiscal year 2009, compared to $9.7 million in fiscal year 2008. Revenue increases during fiscal year 2009 were offset by increases in maintenance, utilities, mortgage interest due to increased borrowing, real estate taxes, property management, insurance and amortization expense.

- *Economic Occupancy*. During fiscal year 2009, economic occupancy levels at our properties increased slightly over year-earlier levels in three of our five reportable segments (multi-family, medical and industrial), and declined in our commercial office and retail segments. Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled rent revenues. Economic occupancy rates on a stabilized property basis for the fiscal year ended April 30, 2009 compared to the fiscal year ended April 30, 2008 are shown below:

	Fiscal Year Ended April 30,	
	2009	2008
Multi-Family Residential	93.9%	93.4%
Commercial Office	88.9%	92.1%
Commercial Medical	96.0%	95.6%
Commercial Industrial	97.3%	96.8%
Commercial Retail	87.1%	87.4%

- *Concessions.* Our overall level of tenant concessions increased for the fiscal year ended April 30, 2009 compared to the year-earlier period. To maintain or increase physical occupancy levels at our properties, we may offer tenant incentives, generally in the form of lower or abated rents, which results in decreased revenues and income from operations at our properties. Rent concessions offered during the fiscal year ended April 30, 2009 lowered our operating revenues by approximately $3.4 million, as compared to an approximately $3.0 million reduction in operating revenues attributable to rent concessions offered in fiscal year 2008.

  The following table shows the approximate reduction in our operating revenues due to rent concessions, by segment, for the fiscal years ended April 30, 2009 and 2008:

	(in thousands)		
	Fiscal Year Ended April 30,		
	2009	2008	Change
Multi-Family Residential	$ 2,083	$ 2,254	$ (171)
Commercial Office	1,036	692	344
Commercial Medical	34	34	0
Commercial Industrial	220	0	220
Commercial Retail	44	31	13
Total	$ 3,417	$ 3,011	$ 406

- *Increased Maintenance Expense.* Maintenance expenses totaled $27.6 million in fiscal year 2009, compared to $24.6 million in fiscal year 2008. Maintenance expenses at properties newly acquired in fiscal years 2009 and 2008 added $1.4 million to the maintenance expense category during fiscal year 2009 (with our commercial medical segment accounting for $1.2 million), while maintenance expenses at existing properties increased by approximately $1.6 million, primarily for snow removal at our multi-family residential and commercial retail segments and building maintenance costs at our commercial office, medical and industrial segments, resulting in a net increase of $3.0 million or 12.3% in maintenance expenses in fiscal year 2009 compared to fiscal year 2008. Under the terms of most of our commercial leases, the full cost of maintenance is paid by the tenant as additional rent. For our noncommercial real estate properties, any increase in our maintenance costs must be collected from tenants in the form of general rent increases.

  Maintenance expenses by reportable segment for the fiscal years ended April 30, 2009 and 2008 are as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2009	$ 10,240	$ 11,287	$ 4,046	$ 582	$ 1,448	$ 27,603
2008	$ 9,637	$ 10,522	$ 2,757	$ 558	$ 1,108	$ 24,582
% change (2009 vs. 2008)	6.3%	7.3%	46.8%	4.3%	30.7%	12.3%

- *Increased Utility Expense.* Utility expense totaled $19.0 million in fiscal year 2009, compared to $17.8 million in fiscal year 2008. Utility expenses at properties newly acquired in fiscal years 2009 and 2008 added $787,000 to the utility expense category during fiscal year 2009 (with our commercial medical segment accounting for $646,000), while utility expenses at existing properties increased by $395,000, primarily due to increased heating costs due to unseasonably cold temperatures and, to a lesser degree, increased rates from higher fuel costs, (notably in our multi-family residential segment with an increase of $224,000), for a total increase of $1.2 million or 6.6% in utility expenses in fiscal year 2009 compared to fiscal year 2008.

Utility expenses by reportable segment for the fiscal years ended April 30, 2009 and 2008 are as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2009	$ 7,724	$ 7,851	$ 2,859	$ 93	$ 448	$ 18,975
2008	$ 7,388	$ 7,743	$ 2,111	$ 131	$ 420	$ 17,793
% change (2009 vs. 2008)	4.5%	1.4%	35.4%	(29.0%)	6.7%	6.6%

- *Increased Mortgage Interest Expense.* Our mortgage interest expense increased approximately $5.3 million, or 8.4%, to approximately $68.0 million during fiscal year 2009, compared to $62.7 million in fiscal year 2008. Mortgage interest expense for properties newly acquired in fiscal years 2009 and 2008 added $5.2 million to our total mortgage interest expense in fiscal year 2009, while mortgage interest expense on existing properties increased $107,000. Our overall weighted average interest rate on all outstanding mortgage debt was 6.30% as of April 30, 2009, compared to 6.37% as of April 30, 2008. Our mortgage debt increased approximately $6.3 million, or 0.6%, to approximately $1.1 billion as of April 30, 2009, compared to April 30, 2008.

Mortgage interest expense by reportable segment for the fiscal years ended April 30, 2009 and 2008 is as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2009	$ 19,696	$ 23,658	$ 16,870	$ 3,803	$ 3,939	$ 67,966
2008	$ 19,602	$ 23,131	$ 12,351	$ 3,481	$ 4,137	$ 62,702
% change (2009 vs. 2008)	0.5%	2.3%	36.6%	9.3%	(4.8%)	8.4%

- *Increased Amortization Expense.* In accordance with SFAS No. 141, *Business Combinations*, which establishes standards for valuing in-place leases in purchase transactions, the Company allocates a portion of the purchase price paid for properties to in-place lease intangible assets. The amortization period of these intangible assets is the term of the lease, rather than the estimated life of the buildings and improvements. The Company accordingly initially records additional amortization expense due to this shorter amortization period, which has the effect in the short term of decreasing the Company's net income available to common shareholders, as computed in accordance with GAAP. Amortization expense related to in-places leases totaled $10.2 million in fiscal year 2009, compared to $10.0 million in fiscal year 2008. The increase in amortization expense in fiscal year 2009 compared to fiscal year 2008 was primarily due to property acquisitions completed by the Company in fiscal year 2009.

- *Increased Real Estate Tax Expense.* Real estate taxes on properties newly acquired in fiscal years 2009 and 2008 added $2.3 million to real estate tax expense (with our commercial medical segment accounting for $1.3 million), while real estate taxes on existing properties increased by approximately $1.0 million, for a total increase of $3.3 million or 12.2% in real estate tax expense in fiscal year 2009 compared to fiscal year 2008, from $27.1 million to $30.4 million. The increase in real estate taxes was primarily due to higher value assessments or increased tax levies on our stabilized properties.

Real estate tax expense by reportable segment for the fiscal years ended April 30, 2009 and 2008 is as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2009	$ 7,972	$ 13,850	$ 4,515	$ 1,926	$ 2,180	$ 30,443
2008	$ 7,528	$ 13,140	$ 2,977	$ 1,346	$ 2,142	$ 27,133
% change (2009 vs. 2008)	5.9%	5.4%	51.7%	43.1%	1.8%	12.2%

- *Increased Insurance Expense.* Insurance expense increased in fiscal year 2009 compared to fiscal year 2008, from $2.6 million to $3.1 million, an increase of approximately 16.3%. Insurance expense at properties newly-acquired in fiscal years 2009 and 2008 added approximately $179,000 to insurance expense, while insurance expense at existing properties increased by approximately $248,000, for an increase of approximately $427,000 in insurance expense in fiscal year 2009 compared to fiscal year 2008. The increase in insurance expense at stabilized properties is due to an increase in premiums.

  Insurance expense by reportable segment for the fiscal years ended April 30, 2009 and 2008 is as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2009	$ 1,272	$ 1,003	$ 419	$ 175	$ 182	$ 3,051
2008	$ 1,162	$ 901	$ 257	$ 135	$ 169	$ 2,624
% change (2009 vs. 2008)	9.5%	11.3%	63.0%	29.6%	7.7%	16.3%

- *Increased Property Management Expense.* Property management expense increased in fiscal year 2009 compared to fiscal year 2008, from $15.3 million to $18.1 million, an increase of $2.8 million or approximately 18.4%. Of this increase, approximately $1.6 million is attributable to existing properties, while $1.2 million is due to properties acquired in fiscal years 2009 and 2008 (with our commercial medical segment accounting for $826,000). The increase at existing properties is primarily due to the increase in bad debt write-offs at our Fox River and Stevens Point projects in our commercial medical segment of $1.4 million and in our commercial retail segment of $279,000, offset by recoveries and decreased write-offs in our multi-family residential and commercial office segments compared to fiscal year 2008.

  Property management expense by reportable segment for the fiscal years ended April 30, 2009 and 2008 is as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2009	$ 8,954	$ 3,653	$ 4,207	$ 446	$ 819	$ 18,079
2008	$ 8,922	$ 3,900	$ 1,654	$ 359	$ 438	$ 15,273
% change (2009 vs. 2008)	0.4%	(6.3%)	154.4%	24.2%	87.0%	18.4%

Factors Impacting Net Income During Fiscal Year 2008 as Compared to Fiscal Year 2007

Economic occupancy rates in three of our five segments increased slightly compared to the year-earlier period, and real estate revenue increased in fiscal year 2008 compared to fiscal year 2007 in all of our reportable segments. Net income available to common shareholders decreased to $9.7 million in fiscal year 2008, compared to $11.7 million in fiscal year 2007. Revenue increases during fiscal year 2008 were offset somewhat by increases in maintenance, utilities, mortgage interest due to increased borrowing, real estate taxes, property management, insurance and amortization expense.

- *Economic Occupancy.* During fiscal year 2008, economic occupancy levels at our properties increased slightly over year-earlier levels in three of our five reportable segments, and declined in our commercial medical and retail segments. Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled rent revenues. Economic occupancy rates on a stabilized property basis for the fiscal year ended April 30, 2008 compared to the fiscal year ended April 30, 2007 are shown below:

	Fiscal Year Ended April 30,	
	2008	2007
Multi-Family Residential	93.3%	93.2%
Commercial Office	91.0%	90.8%
Commercial Medical	95.5%	96.7%
Commercial Industrial	96.2%	94.8%
Commercial Retail	87.1%	89.3%

- *Concessions.* Our overall level of tenant concessions declined for the fiscal year ended April 30, 2008 compared to the year-earlier period. To maintain or increase physical occupancy levels at our properties, we may offer tenant incentives, generally in the form of lower or abated rents, which results in decreased revenues and income from operations at our properties. Rent concessions offered during the fiscal year ended April 30, 2008 lowered our operating revenues by approximately $3.0 million, as compared to an approximately $5.0 million reduction in operating revenues attributable to rent concessions offered in fiscal year 2007.

  The following table shows the approximate reduction in our operating revenues due to rent concessions, by segment, for the fiscal years ended April 30, 2008 and 2007:

	(in thousands)		
	Fiscal Year Ended April 30,		
	2008	2007	Change
Multi-Family Residential	$ 2,254	$ 3,147	(893)
Commercial Office	692	1,769	(1,077)
Commercial Medical	34	70	(36)
Commercial Industrial	0	14	(14)
Commercial Retail	31	22	9
Total	$ 3,011	$ 5,022	(2,011)

- *Increased Maintenance Expense.* Maintenance expenses totaled $24.6 million in fiscal year 2008, compared to $21.7 million in fiscal year 2007. Maintenance expenses at properties newly acquired in fiscal years 2008 and 2007 added $2.3 million to the maintenance expense category during fiscal year 2008, while maintenance expenses at existing properties increased by approximately $568,000 primarily for snow removal and janitorial contract services, resulting in a net increase of $2.9 million or 13.3% in maintenance expenses in fiscal year 2008 compared to fiscal year 2007. Under the terms of most of our commercial leases, the full cost of maintenance is paid by the tenant as additional rent. For our noncommercial real estate properties, any increase in our maintenance costs must be collected from tenants in the form of general rent increases.

  Maintenance expenses by reportable segment for the fiscal years ended April 30, 2008 and 2007 were as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2008	$ 9,637	$ 10,522	$ 2,757	$ 558	$ 1,108	$ 24,582
2007	$ 8,619	$ 9,243	$ 2,611	$ 218	$ 1,000	$ 21,691
% change (2008 vs. 2007)	11.8%	13.8%	5.6%	156.0%	10.8%	13.3%

- *Increased Utility Expense.* Utility expense totaled $17.8 million in fiscal year 2008, compared to $15.2 million in fiscal year 2007. Utility expenses at properties newly acquired in fiscal years 2008 and 2007 added $1.5 million to the utility expense category during fiscal year 2008, while utility expenses at existing properties increased by $1.1 million, primarily due to unusually warm weather in certain of IRET's markets, resulting in increased cooling costs, for a total increase of $2.6 million or 17.4% in utility expenses in fiscal year 2008 compared to fiscal year 2007.

Utility expenses by reportable segment for the fiscal years ended April 30, 2008 and 2007 were as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 7,388	$ 7,743	$ 2,111	$ 131	$ 420	$ 17,793
2007	$ 6,666	$ 6,286	$ 1,771	$ 57	$ 377	$ 15,157
% change (2008 vs. 2007)	10.8%	23.2%	19.2%	129.8%	11.4%	17.4%

- *Increased Mortgage Interest Expense.* Our mortgage interest expense increased approximately $6.1 million, or 10.8%, to approximately $62.7 million during fiscal year 2008, compared to $56.6 million in fiscal year 2007. Mortgage interest expense for properties newly acquired in fiscal years 2008 and 2007 added $6.1 million to our total mortgage interest expense in fiscal year 2008, while mortgage interest expense on existing properties increased $24,000. Our overall weighted average interest rate on all outstanding mortgage debt was 6.37% as of April 30, 2008, compared to 6.43% as of April 30, 2007. Our mortgage debt increased approximately $112.8 million, or 11.9%, to approximately $1.1 billion as of April 30, 2008, compared to $951.1 million on April 30, 2007.

  Mortgage interest expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 were as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 19,602	$ 23,131	$ 12,351	$ 3,481	$ 4,137	$ 62,702
2007	$ 18,723	$ 20,157	$ 11,291	$ 2,325	$ 4,070	$ 56,566
% change (2008 vs. 2007)	4.7%	14.8%	9.4%	49.7%	1.6%	10.8%

- *Increased Amortization Expense.* In accordance with SFAS No. 141, *Business Combinations*, which establishes standards for valuing in-place leases in purchase transactions, the Company allocates a portion of the purchase price paid for properties to in-place lease intangible assets. The amortization period of these intangible assets is the term of the lease, rather than the estimated life of the buildings and improvements. The Company accordingly initially records additional amortization expense due to this shorter amortization period, which has the effect in the short term of decreasing the Company's net income available to common shareholders, as computed in accordance with GAAP. Amortization expense related to in-place leases totaled $10.0 million in fiscal year 2008, compared to $9.2 million in fiscal year 2007. The increase in amortization expense in fiscal year 2008 compared to fiscal year 2007 was primarily due to property acquisitions completed by the Company in fiscal year 2008.

- *Increased Real Estate Tax Expense.* Real estate taxes on properties newly acquired in fiscal years 2008 and 2007 added $3.1 million to real estate tax expense, while real estate taxes on existing properties increased by approximately $738,000, for a total increase of $3.8 million or 16.5% in real estate tax expense in fiscal year 2008 compared to fiscal year 2007, from $23.3 million to $27.1 million.

  Real estate tax expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 was as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 7,528	$ 13,140	$ 2,977	$ 1,346	$ 2,142	$ 27,133
2007	$ 7,294	$ 10,831	$ 2,322	$ 755	$ 2,079	$ 23,281
% change (2008 vs. 2007)	3.2%	21.3%	28.2%	78.2%	3.0%	16.5%

- *Increased Insurance Expense.* Insurance expense increased in fiscal year 2008 compared to fiscal year 2007, from $2.4 million to $2.6 million, an increase of approximately 10.4%. Insurance expense at properties newly-acquired in fiscal years 2008 and 2007 added approximately $240,000 to insurance expense, while insurance expense at existing properties increased by approximately $7,000, for a net increase of approximately $247,000 in insurance expense in fiscal year 2008 compared to fiscal year 2007.

Insurance expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 was as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 1,162	$ 901	$ 257	$ 135	$ 169	$ 2,624
2007	$ 1,090	$ 772	$ 274	$ 75	$ 166	$ 2,377
% change (2008 vs. 2007)	6.6%	16.7%	(6.2%)	80.0%	1.8%	10.4%

- *Increased Property Management Expense.* Property management expense increased in fiscal year 2008 compared to fiscal year 2007, from $13.8 million to $15.3 million, an increase of $1.4 million or approximately 10.5%. Of this increase, approximately $240,000 million was attributable to existing properties, while $1.2 million was due to properties acquired in fiscal years 2008 and 2007. The increase at existing properties was primarily due to an increase in property revenue resulting in higher management fees payable (management fees are generally a percentage of rents received).

  Property management expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 was as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 8,922	$ 3,900	$ 1,654	$ 359	$ 438	$ 15,273
2007	$ 7,785	$ 3,343	$ 1,697	$ 148	$ 853	$ 13,826
% change (2008 vs. 2007)	14.6%	16.7%	(2.5%)	142.6%	(48.7%)	10.5%

Comparison of Results from Commercial and Residential Properties

The following table presents an analysis of the relative investment in (corresponding to "Property owned" on the balance sheet, i.e., cost), and net operating income of, our commercial and multi-family residential properties over the past three fiscal years:

	(in thousands)					
Fiscal Years Ended April 30	**2009**	**%**	**2008**	**%**	**2007**	**%**
Real Estate Investments – (cost)						
Multi-Family Residential	$ 542,547	31.4%	$ 510,697	31.0%	$ 489,644	32.9%
Commercial Office	571,565	33.0%	556,712	33.8%	536,431	36.0%
Commercial Medical	388,219	22.4%	359,986	21.8%	274,779	18.4%
Commercial Industrial	108,103	6.3%	104,060	6.3%	75,257	5.1%
Commercial Retail	119,151	6.9%	116,804	7.1%	113,176	7.6%
Total	$1,729,585	100%	$1,648,259	100%	$1,489,287	100.0%
Net Operating Income						
Multi-Family Residential	$ 40,554	28.6%	$ 38,190	28.6%	$ 35,518	29.4%
Commercial Office	45,802	32.3%	47,836	35.8%	43,128	35.6%
Commercial Medical	36,518	25.7%	28,656	21.4%	26,108	21.5%
Commercial Industrial	9,489	6.7%	9,162	6.8%	6,838	5.6%
Commercial Retail	9,491	6.7%	9,921	7.4%	9,614	7.9%
Total	$ 141,854	100.0%	$ 133,765	100.0%	$ 121,206	100.0%

Analysis of Lease Expirations and Credit Risk

The following table shows the annual lease expiration percentages and base rent of expiring leases for the total commercial segments properties owned by us as of April 30, 2009, for fiscal years 2010 through 2019, and the leases that will expire during fiscal year 2019 and beyond. Our multi-family residential properties are excluded from this table, since residential leases are generally for a one-year term.

Fiscal Year of Lease Expiration	Square Footage of Expiring Leases	Percentage of Total Commercial Segments Leased Square Footage	Annualized Base Rent of Expiring Leases at Expiration	Percentage of Total Commercial Segments Annualized Base Rent
2010	915,355	9.1%	$ 7,724,008	6.8%
2011	2,125,056	21.2%	16,808,994	14.8%
2012	1,368,366	13.6%	15,339,409	13.5%
2013	858,447	8.6%	9,202,739	8.1%
2014	808,845	8.1%	11,355,964	10.0%
2015	507,268	5.1%	5,561,416	4.9%
2016	755,725	7.5%	6,347,956	5.6%
2017	631,238	6.3%	8,981,845	7.9%
2018	270,955	2.7%	5,806,846	5.1%
2019	434,156	4.3%	5,439,379	4.8%
Thereafter	1,353,412	13.5%	20,968,934	18.5%
Totals	10,028,823	100.0%	$ 113,537,490	100.0%

The following table lists our top ten commercial tenants on April 30, 2009, for the total commercial segments properties owned by us as of April 30, 2009, based upon minimum rents in place as of April 30, 2009:

Lessee	*(in thousands)* % of Total Commercial Segments Minimum Rents as of April 30, 2009
Affiliates of Edgewood Vista	9.9%
St. Lukes Hospital of Duluth, Inc.	3.5%
Fairview Health	2.4%
Applied Underwriters	2.2%
Best Buy Co., Inc. (NYSE: BBY)	2.0%
HealthEast Care System	1.7%
UGS Corp.	1.6%
Microsoft (Nasdaq: MSFT)	1.5%
Smurfit - Stone Container (Nasdaq: SSCC)[1]	1.5%
Arcadis Corporate Services (Nasdaq: ARCAF)	1.4%
All Others	72.3%
Total Monthly Rent as of April 30, 2009	100.0%

(1) Smurfit-Stone Container has filed bankruptcy under Chapter 11 of the Bankruptcy Code. As of April 30, 2009, Smurfit was current on all base rent payment under its leases with us. We have not yet been notified of the debtor's intentions with respect to these leases.

Property Acquisitions

IRET Properties paid approximately $33.8 million for real estate properties added to its portfolio during fiscal year 2009, compared to $154.7 million in fiscal year 2008. The fiscal year 2009 and 2008 additions are detailed below.

Fiscal 2009 (*May 1, 2008 to April 30, 2009*)

	(in thousands)			
Acquisitions and Development Projects Placed in Service	**Land**	**Building**	**Intangible Assets**	**Acquisition Cost**
Multi-Family Residential				
33-unit Minot Westridge Apartments – Minot, ND	$ 67	$ 1,887	$ 0	$ 1,954
12-unit Minot Fairmont Apartments – Minot, ND	28	337	0	365
4-unit Minot 4th Street Apartments – Minot, ND	15	74	0	89
3-unit Minot 11th Street Apartments – Minot, ND	11	53	0	64
36-unit Evergreen Apartments – Isanti, MN	380	2,720	0	3,100
10-unit 401 S. Main Apartments – Minot, ND[1]	0	905	0	905
71-unit IRET Corporate Plaza Apartments – Minot, ND[2]	0	10,824	0	10,824
	501	16,800	0	17,301
Commercial Property - Office				
22,500 sq. ft. Bismarck 715 E. Bdwy – Bismarck, ND	389	1,267	255	1,911
50,360 sq. ft. IRET Corporate Plaza – Minot, ND[2]	0	3,896	0	3,896
	389	5,163	255	5,807
Commercial Property - Medical				
56,239 sq. ft. 2828 Chicago Avenue – Minneapolis, MN[3]	0	5,052	0	5,052
31,643 sq. ft. Southdale Medical Expansion (6545 France) – Edina, MN[4]	0	779	0	779
	0	5,831	0	5,831
Commercial Property - Industrial				
69,984 sq. ft. Minnetonka 13600 Cty Rd 62 – Minnetonka, MN	809	2,881	310	4,000
	809	2,881	310	4,000
Unimproved Land				
Bismarck 2130 S. 12th Street – Bismarck, ND	576	0	0	576
Bismarck 700 E. Main – Bismarck, ND	314	0	0	314
	890	0	0	890
Total Property Acquisitions	$ 2,589	$ 30,675	$ 565	$ 33,829

(1) Development property placed in service November 10, 2008. Approximately $145,000 of this cost was incurred in the three months ended April 30, 2009. Additional costs incurred in fiscal year 2008 totaled approximately $14,000 for a total project cost at April 30, 2009 of approximately $919,000.

(2) Development property placed in service January 19, 2009. Approximately $1.8 million of the residential cost and $563,000 of the commercial office cost was incurred in the three months ended April 30, 2009. Additional costs incurred in fiscal years 2008 and 2007 totaled $8.6 million for a total project cost at April 30, 2009 of $23.3 million.

(3) Development property placed in service September 16, 2008. Approximately $800,000 of this cost was incurred in the three months ended January 31, 2009. Additional costs incurred in fiscal years 2008 and 2007 totaled $7.8 million for a total project cost at April 30, 2009 of $12.9 million.

(4) Development property placed in service September 17, 2008. Approximately $364,000 of this cost was incurred in the three months ended January 31, 2009. Additional costs incurred in fiscal year 2008 totaled $5.4 million for a total project cost at April 30, 2009 of $6.2 million.

Fiscal 2008 (*May 1, 2007 to April 30, 2008*)

Acquisitions and Development Projects Placed in Service	Land	Building	Intangible Assets	Acquisition Cost
	(in thousands)			
Multi-Family Residential				
96 – unit Greenfield Apartments – Omaha, NE	$ 578	$ 4,122	$ 0	$ 4,700
67 – unit Cottonwood Lake IV – Bismarck, ND[1]	267	5,924	0	6,191
	845	10,046	0	10,891
Commercial Property – Office				
20,528 sq. ft. Plymouth 5095 Nathan Lane Office Building – Plymouth, MN	604	1,236	160	2,000
78,560 sq. ft. 610 Business Center IV – Brooklyn Park, MN	975	5,525	0	6,500
64,607 sq. ft. Intertech Office Building – Fenton, MO	2,130	3,951	919	7,000
	3,709	10,712	1,079	15,500
Commercial Property—Medical (including Senior Housing)				
18,502 sq. ft. Barry Pointe Medical Building – Kansas City, MO	384	2,355	461	3,200
11,800 sq. ft./28 beds Edgewood Vista – Billings, MT	115	1,743	2,392	4,250
18,488 sq. ft./36 beds Edgewood Vista – East Grand Forks, MN	290	1,346	3,354	4,990
11,800 sq. ft./28 beds Edgewood Vista – Sioux Falls, SD	314	971	2,065	3,350
55,478 sq. ft. Edina 6405 France Medical – Edina, MN[2]	0	12,179	1,436	13,615
70,934 sq. ft. Edina 6363 France Medical – Edina, MN[2]	0	12,651	709	13,360
57,212 sq. ft. Minneapolis 701 25th Ave Medical (Riverside) – Minneapolis, MN[2]	0	7,225	775	8,000
53,466 sq. ft. Burnsville 303 Nicollet Medical (Ridgeview) – Burnsville, MN	1,071	6,842	887	8,800
36,199 sq. ft. Burnsville 305 Nicollet Medical (Ridgeview South) – Burnsville, MN	189	5,127	584	5,900
17,640 sq. ft. Eagan 1440 Duckwood Medical – Eagan, MN	521	1,547	257	2,325
5,192 sq. ft./13 beds Edgewood Vista – Belgrade, MT	35	744	1,321	2,100
5,194 sq. ft./13 beds Edgewood Vista – Columbus, NE	43	793	614	1,450
168,801 sq. ft./185 beds Edgewood Vista – Fargo, ND	792	20,578	4,480	25,850
5,185 sq. ft./13 beds Edgewood Vista – Grand Island, NE	34	742	624	1,400
5,135 sq. ft./13 beds Edgewood Vista – Norfolk, NE	42	691	567	1,300
	3,830	75,534	20,526	99,890
Commercial Property – Industrial				
50,400 sq. ft. Cedar Lake Business Center – St. Louis Park, MN	896	2,802	342	4,040
528,353 sq. ft. Urbandale Warehouse Building – Urbandale, IA	3,679	9,840	481	14,000
69,600 sq. ft. Woodbury 1865 Woodlane – Woodbury, MN	1,108	2,613	279	4,000
198,600 sq. ft. Eagan 2785 & 2795 Highway 55—Eagan, MN	3,058	2,557	785	6,400
	8,741	17,812	1,887	28,440
Total Property Acquisitions	$ 17,125	$ 114,104	$ 23,492	$ 154,721

(1) Development property placed in service January 2, 2008.
(2) Acquisition of leasehold interests only (air rights lease and ground leases).

Property Dispositions

During fiscal year 2009, the Company had no material dispositions, compared to two properties and two buildings of an apartment community sold for an aggregate sale price of $1.4 million during fiscal 2008. Real estate assets sold by IRET during fiscal year 2008 were as follows:

	(in thousands)		
Fiscal 2008 Dispositions	**Sales Price**	**Book Value and Sales Cost**	**Gain/Loss**
Multi-Family Residential			
405 Grant Ave (Lonetree) Apartments – Harvey, ND	$ 185	$ 184	$ 1
Sweetwater Apartments – Devils Lake, ND	940	430	510
	1,125	614	511
Commercial Property – Office			
Minnetonka Office Buildings – Minnetonka, MN	310	307	3
	310	307	3
Total Fiscal 2008 Property Dispositions	$ 1,435	$ 921	$ 514

Funds From Operations

IRET considers Funds from Operations ("FFO") a useful measure of performance for an equity REIT. IRET uses the definition of FFO adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." Because of limitations of the FFO definition adopted by NAREIT, IRET has made certain interpretations in applying the definition. IRET believes all such interpretations not specifically provided for in the NAREIT definition are consistent with the definition.

IRET management considers that FFO, by excluding depreciation costs, the gains or losses from the sale of operating real estate properties and extraordinary items as defined by GAAP, is useful to investors in providing an additional perspective on IRET's operating results. Historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation, that the value of real estate assets decreases predictably over time. However, real estate asset values have historically risen or fallen with market conditions. NAREIT's definition of FFO, by excluding depreciation costs, reflects the fact that depreciation charges required by GAAP may not reflect underlying economic realities. Additionally, the exclusion, in NAREIT's definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets, allows IRET management and investors to better identify the operating results of the long-term assets that form the core of IRET's investments, and assists in comparing those operating results between periods. FFO is used by IRET's management and investors to identify trends in occupancy rates, rental rates and operating costs.

While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies.

FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of IRET's performance, but rather should be considered as an additional, supplemental measure, and should be viewed in conjunction with net income as presented in the consolidated financial statements included in this report. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund all of IRET's needs or its ability to service indebtedness or make distributions.

FFO applicable to common shares and limited partnership units for the fiscal year ended April 30, 2009 increased to $64.6 million, compared to $64.2 million and $57.0 million for the fiscal years ended April 30, 2008 and 2007, respectively.

Reconciliation of Net Income to Funds From Operations

For the years ended April 30, 2009, 2008 and 2007:

Fiscal Years Ended April 30,	*(in thousands, except per share and unit amounts)* 2009			2008			2007		
	Amount	Weighted Avg Shares and Units(2)	Per Share and Unit(3)	Amount	Weighted Avg Shares and Units(2)	Per Share and Unit(3)	Amount	Weighted Avg Shares and Units(2)	Per Share and Unit(3)
Net income	$ 8,526		$	$ 12,088		$	$ 14,110		$
Less dividends to preferred shareholders	(2,372)			(2,372)			(2,372)		
Net income available to common shareholders	6,154	58,603	0.11	9,716	53,060	0.18	11,738	47,672	0.24
Adjustments:									
Minority interest in earnings of unitholders	2,227	21,217		3,677	20,417		4,299	17,017	
Depreciation and amortization(1)	56,295			51,303			45,559		
Gains on depreciable property sales	(54)			(514)			(4,602)		
Funds from operations applicable to common shares and Units(4)	$ 64,622	79,820	$ 0.81	$ 64,182	73,477	$ 0.87	$ 56,994	64,689	$ 0.88

(1) *Real estate depreciation and amortization consists of the sum of depreciation/amortization related to real estate investments and amortization related to non-real estate investments from the Consolidated Statements of Operations, totaling $56,714, $51,518 and $45,501 and depreciation/amortization from Discontinued Operations of $0, $47 and $ 299, less corporate-related depreciation and amortization on office equipment and other assets of $419, $262 and $241 for the fiscal year ended April 30, 2009, 2008 and 2007.*

(2) *UPREIT Units of the Operating Partnership are exchangeable for common shares of beneficial interest on a one-for-one basis.*

(3) *Net income is calculated on a per share basis. FFO is calculated on a per share and unit basis.*

(4) *In accordance with SEC and NAREIT guidance, IRET does not exclude impairment write-downs from FFO (that is, impairment charges are not added back to GAAP net income in calculating FFO). IRET recorded impairment charges of $338, $0 and $640 for the fiscal years ended April 30, 2009, 2008 and 2007, respectively. If these impairment charges are excluded from the Company's calculation of FFO, the Company's FFO per share and unit would be unchanged for fiscal year 2009 and 2008, and would increase by one cent per share and unit of fiscal year 2007, to $.89 per share and unit.*

Cash Distributions

The following cash distributions were paid to our common shareholders and UPREIT unitholders during fiscal years 2009, 2008 and 2007:

Quarters	Fiscal Years 2009	2008	2007
First	$ .1685	$ .1665	$ .1645
Second	.1690	.1670	.1650
Third	.1695	.1675	.1655
Fourth	.1700	.1680	.1660
	$ .6770	$ .6690	$ .6610

The fiscal year 2009 cash distributions increased 1.2% over the cash distributions paid during fiscal year 2008, and fiscal year 2008 cash distributions increased 1.2% over the cash distributions paid during fiscal year 2007, respectively.

Liquidity and Capital Resources

Overview

Management expects that the Company's principal liquidity demands will continue to be distributions to holders of the Company's preferred and common shares of beneficial interest and UPREIT Units, capital improvements and repairs and maintenance to the Company's properties, acquisition of additional properties, property development, debt repayments and tenant improvements.

The Company expects to meet its short-term liquidity requirements through net cash flows provided by its operating activities, and through draws from time to time on its unsecured lines of credit. Management considers the

Company's ability to generate cash to be adequate to meet all operating requirements and to make distributions to its shareholders in accordance with the REIT provisions of the Internal Revenue Code. Budgeted expenditures for ongoing maintenance and capital improvements and renovations to our real estate portfolio are expected to be funded from cash flow generated from operations of current properties.

To the extent the Company does not satisfy its long-term liquidity requirements, which consist primarily of maturities under the Company's long-term debt, construction and development activities and potential acquisition opportunities, through net cash flows provided by operating activities and its credit facilities, the Company intends to satisfy such requirements through a combination of funding sources which the Company believes will be available to it, including the issuance of UPREIT Units, additional common or preferred equity, proceeds from the sale of properties, and additional long-term secured or unsecured indebtedness. However, our ability to raise funds through the sale of equity securities, the sale of properties, and additional long-term secured or unsecured borrowings is dependent on, among other things, general economic conditions, general market conditions for REITs, our operating performance, and the current trading price of our common shares, and the capital and debt markets may not consistently be available on terms that we consider attractive. In particular, as a result of the current economic downturn and turmoil in the capital markets, the availability of secured and unsecured loans has been sharply curtailed, and long-term credit has become significantly more costly. We cannot predict how long these conditions will continue.

We believe that we will generate sufficient cash flow from operations and have access to the capital resources necessary to fund our requirements. However, as a result of general economic conditions in our markets, economic downturns affecting the ability to attract and retain tenants, unfavorable fluctuations in interest rates or our share price, unfavorable changes in the supply of competing properties, or our properties not performing as expected, we may not generate sufficient cash flow from operations or otherwise have access to capital on favorable terms, or at all. If we are unable to obtain capital from other sources, we may not be able to pay the distribution required to maintain our status as a REIT, make required principal and interest payments, make strategic acquisitions or make necessary routine capital improvements or undertake re-development opportunities with respect to our existing portfolio of operating assets. In addition, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the holder of the mortgage could foreclose on the property, resulting in loss of income and asset values.

Sources and Uses of Cash

As of April 30, 2009, the Company had three unsecured lines of credit, in the amounts of $10.0 million, $12.0 million and $14.0 million, respectively, from (1) Bremer Bank, Minot, ND; (2) First Western Bank and Trust, Minot, ND; and (3) First International Bank and Trust, Watford City, ND. As of April 30, 2009, the Company had an outstanding balance of $4.0 million at First International Bank and Trust. Borrowings under the lines of credit bear interest based on the following, respectively: (1) Bremer Financial Corporation Reference Rate with a floor of 4.00%, (2) 175 basis points below the Wall Street Journal Prime Rate with a floor of 5.25% and a ceiling of 8.25%, and (3) 50 basis points above the Wall Street Journal Prime Rate. Increases in interest rates will increase the Company's interest expense on any borrowings under its lines of credit, and as a result will affect the Company's results of operations and cash flows. The Company's lines of credit with Bremer Bank, First Western Bank and First International Bank and Trust expire in September 2009, December 2011 and December 2009, respectively. The Company expects to renew these lines of credit prior to their expiration. In addition to these three lines of credit, the Company also has a fully-drawn $5.0 million line of credit maturing in November 2009 with Dacotah Bank in Minot, North Dakota. Of this $5.0 million, the Company includes $3.5 million in mortgages payable on the Company's balance sheet, as secured by six small apartment properties owned by the Company, with the remaining $1.5 million included in revolving lines of credit.

In September 2008, the Company filed a shelf registration statement on Form S-3 to offer for sale from time to time common shares and preferred shares. This registration statement was declared effective in October 2008. We may sell any combination of common shares and preferred shares up to an aggregate initial offering price of $150.0 million during the period that the registration statement remains effective. This registration statement replaced the Company's previous shelf registration statement on Form S-3, which would have expired in December 2008; the remaining securities available for issuance under the previous registration statement (in an aggregate amount of approximately $30.7 million) were transferred to the current registration statement. The Company did not issue any common or preferred shares under the previous registration statement in fiscal year 2007. The Company issued 6.9 million common shares under the previous registration statement in fiscal year 2008, for net proceeds of $66.4

million. As of April 30, 2009, the Company had available securities under the current registration statement in the aggregate amount of approximately $143.9 million.

Continued uncertainty in the credit markets and declines and weakness in the general economy negatively impacted IRET during fiscal year 2009. The credit markets have become considerably less favorable than in the recent past, and IRET accordingly has shifted its financing strategy to include more equity sales in order to address its financing needs. Uncertainty about the pricing of commercial real estate and the curtailment of available financing to facilitate transactions has significantly reduced IRET's ability to rely on cash-out refinancings and proceeds from the sale of real estate to provide funds for investment opportunities. Additionally, current market conditions are not favorable for acquisitions and development, and consequently the potential for growth in net income from acquisitions and development is anticipated to be limited in fiscal year 2010.

Despite these market uncertainties, and a tightening in credit standards by lenders during the latter half of fiscal year 2009 in particular, IRET during fiscal year 2009 acquired or placed in service properties with an investment cost totaling $33.8 million. The Company had no material dispositions during fiscal year 2009.

The Company has a Distribution Reinvestment and Share Purchase Plan ("DRIP"). The DRIP provides shareholders of the Company an opportunity to invest their cash distributions in common shares of the Company at a discount (currently 5%) from the market price, and to purchase additional common shares of the Company with voluntary cash contributions, also at a discount to the market price. During fiscal year 2009, approximately 1.3 million common shares were issued under this plan, with an additional 1.2 million common shares issued during fiscal year 2008, and 1.2 million common shares issued during fiscal year 2007.

The issuance of UPREIT Units for property acquisitions continues to be a source of capital for the Company. Approximately 362,000 units were issued in connection with property acquisitions during fiscal year 2009, and approximately 2.3 million units and 6.7 million units, respectively, were issued in connection with property acquisitions during fiscal years 2008 and 2007.

Primarily as a result of the conversion of UPREIT units and the issuance of common shares pursuant to our shelf registration statement and distribution reinvestment plan, net of fractional shares repurchased, the Company's equity capital increased during fiscal 2009 by $22.4 million. Additionally, the equity capital of the Company was increased by $3.7 million as a result of contributions of real estate in exchange for UPREIT units, as summarized above, resulting in a total increase in equity capital for the Company during fiscal year 2009 of $26.1 million. The Company's equity capital increased by $108.6 million and $66.5 million in fiscal years 2008 and 2007, respectively.

Cash and cash equivalents on April 30, 2009 totaled $33.2 million, compared to $53.5 million and $44.5 million on the same date in 2008 and 2007, respectively. Net cash provided by operating activities decreased to $60.1 million in fiscal year 2009 from $61.9 million in fiscal year 2008, due primarily to decreased net income as a result of higher maintenance costs. Net cash provided by operating activities increased to $61.9 million in fiscal year 2008 from $58.4 million in fiscal year 2007, due primarily to increased net income as a result of less cash concessions given to tenants.

Net cash used in investing activities decreased to $54.4 million in fiscal year 2009, from $145.3 million in fiscal year 2008. Net cash used in investing activities was $161.4 million in fiscal year 2007. The decrease in net cash used in investing activities in fiscal year 2009 compared to fiscal year 2008 was primarily a result of fewer acquisitions of property. Net cash used by financing activities during fiscal year 2009 was $26.0 million, compared to $92.3 million provided by financing activities during fiscal year 2008. The difference was due primarily to a decrease in proceeds received from mortgage borrowings and refinancings. Net cash provided from financing activities decreased to $92.3 million during fiscal year 2008, from $130.0 million during fiscal year 2007, also due primarily to a decrease in proceeds received from mortgage borrowings and refinancings.

Financial Condition

Mortgage Loan Indebtedness. Mortgage loan indebtedness was $1.1 billion on April 30, 2009 and 2008, and $951.1 million on April 30, 2007. Approximately 99.1% of such mortgage debt is at fixed rates of interest, with staggered maturities. This limits the Company's exposure to changes in interest rates, which minimizes the effect of interest rate fluctuations on the Company's results of operations and cash flows. As of April 30, 2009, the weighted average rate of interest on the Company's mortgage debt was 6.30%, compared to 6.37% on April 30, 2008 and 6.43% on April 30, 2007.

Revolving lines of credit. As of April 30, 2009, the Company had an outstanding balance of $4.0 million under its unsecured credit line with First International Bank and Trust and no amounts outstanding under its unsecured credit lines at Bremer Bank and First Western Bank and Trust. In addition to these three lines of credit, the Company also has a fully-drawn $5.0 million line of credit with Dacotah Bank. Of this $5.0 million, the Company includes $3.5 million in mortgages payable on the Company's balance sheet, as secured by six small apartment properties owned by the Company, with the remaining $1.5 million included in revolving lines of credit. The Company had no amounts outstanding under these credit lines as of April 30, 2008 and 2007.

Mortgage Loans Receivable. Mortgage loans receivable net of allowance decreased to approximately $160,000 at April 30, 2009, from approximately $541,000 at April 30, 2008 and approximately $399,000 at April 30, 2007.

Property Owned. Property owned increased to $1.7 billion at April 30, 2009, from $1.6 billion at April 30, 2008. The increases resulted primarily from the acquisition of the additional investment properties net of dispositions as described in the "Property Acquisitions" and "Property Dispositions" subsections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cash and Cash Equivalents. Cash and cash equivalents on April 30, 2009, totaled $33.2 million, compared to $53.5 million on April 30, 2008 and $44.5 million on April 30, 2007. The decrease in cash on hand on April 30, 2009, as compared to April 30, 2008, was due primarily to a decrease in mortgage loan borrowings.

Marketable Securities. During fiscal year 2009, IRET's investment in marketable securities classified as available-for-sale remained at approximately $420,000 on April 30, 2009 and 2008, a decrease from $2.0 million on April 30, 2007. Marketable securities are held available for sale and, from time to time, the Company invests excess funds in such securities or uses the funds so invested for operational purposes.

Operating Partnership Units. Outstanding limited partnership units in the Operating Partnership decreased to 20.8 million units on April 30, 2009, compared to 21.2 million units on April 30, 2008 and 20.0 million units on April 30, 2007. The decrease in units outstanding at April 30, 2009 as compared to April 30, 2008, resulted primarily from the conversion of units to shares.

Common and Preferred Shares of Beneficial Interest. Common shares of beneficial interest outstanding on April 30, 2009 totaled 60.3 million compared to 57.7 million common shares outstanding on April 30, 2008 and 48.6 million common shares outstanding on April 30, 2007. This increase in common shares outstanding from April 30, 2008 and 2007, to April 30, 2009, was due to the issuance of common shares pursuant to our shelf registration statement and distribution reinvestment plan. Preferred shares of beneficial interest outstanding on April 30, 2009, 2008 and 2007 totaled 1.2 million.

Contractual Obligations and Other Commitments

The primary contractual obligations of the Company relate to its borrowings under its four lines of credit and mortgage notes payable. The Company had $5.5 million outstanding under its lines of credit at April 30, 2009. The principal and interest payments on the mortgage notes payable for the years subsequent to April 30, 2009, are included in the table below as "Long-term debt." Interest due on variable rate mortgage notes is calculated using rates in effect on April 30, 2009. The "Other Debt" category consists of an unsecured promissory note issued by the Company to the sellers of an office/warehouse property located in Minnesota. The Company acquired this property for a purchase price of $4.0 million, consisting of $3.0 million in cash and the $1.0 million balance payable under a promissory note with a ten-year term. If the tenant defaults in the initial term of the lease, the then-current balance of the promissory note is forfeited to the Company.

As of April 30, 2009, the Company is a tenant under operating ground or air rights leases on eleven of its properties. The Company pays a total of approximately $503,000 per year in rent under these leases, which have remaining terms ranging from 4 to 92 years, and expiration dates ranging from July 2012 to October 2100.

Purchase obligations of the Company represent those costs that the Company is contractually obligated to pay in the future. The Company's significant purchase obligations as of April 30, 2009, which the Company expects to finance through debt and operating cash, are summarized in the following table. The significant components in this purchase obligation category are costs for construction and expansion projects and capital improvements at the Company's properties. Purchase obligations that are contingent upon the achievement of certain milestones are not included in the table below, nor are service orders or contracts for the provision of routine maintenance services at our properties, such as landscaping and grounds maintenance, since these arrangements are generally based on current needs, are filled by our service providers within short time horizons, and may be cancelled without penalty. The expected timing of payment of the obligations discussed below is estimated based on current information.

	(in thousands)				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (principal and interest)	$ 1,445,283	$ 204,380	$ 319,759	$ 186,032	$ 735,112
Other Debt (principal and interest)	$ 1,516	$ 60	$ 170	$ 211	$ 1,075
Operating Lease Obligations	$ 26,080	$ 503	$ 1,006	$ 1,006	$ 23,565
Purchase Obligations	$ 7,138	$ 7,138	$ 0	$ 0	$ 0

Off-Balance-Sheet Arrangements

As of April 30, 2009, the Company had no significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Developments

Common and Preferred Share Distributions. On June 30, 2009, the Company paid a distribution of 51.56 cents per share on the Company's Series A Cumulative Redeemable Preferred Shares, to preferred shareholders of record on June 15, 2009. On July 1, 2009, the Company paid a distribution of 17.05 cents per share on the Company's common shares of beneficial interest, to common shareholders and UPREIT unitholders of record on June 15, 2009. This distribution represented an increase of .05 cents or .3% over the previous regular quarterly distribution of 17.00 cents per common share/unit paid April 1, 2009.

Pending Acquisition. The Company currently has no material pending acquisitions. In the fourth quarter of fiscal year 2009, IRET signed a purchase agreement to acquire a portfolio of office and retail properties located in the Minneapolis-St. Paul metropolitan area for a total of $29.7 million. The Company subsequently terminated this purchase agreement. Subsequent to its April 30, 2009 fiscal year end, the Company signed a purchase agreement to acquire an approximately 42,180 square foot, single-tenant office showroom/warehouse building located in Iowa for $350,000 in cash and the issuance of limited partnership units of IRET Properties valued at $3.0 million, for a total purchase price of $3.4 million. This pending acquisition is subject to various closing conditions and contingencies, and no assurances can be given that this transaction will be completed.

Common Share Offering. Subsequent to its April 30, 2009 fiscal year end, in June 2009, the Company completed a public offering of 3,000,000 common shares of beneficial interest at $8.70 per share (before underwriting discounts and commissions). Proceeds to the Company were $24,795,000 after deducting underwriting discounts and commissions but before deducting offering expenses. The shares were sold pursuant to an Underwriting Agreement with Robert W. Baird & Co., Incorporated, D.A. Davidson & Co. and J.J.B. Hilliard, W.L. Lyons, Inc., and were issued pursuant to IRET's registration statement on Form S-3 filed with and declared effective by the Securities and Exchange Commission.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is limited primarily to fluctuations in the general level of interest rates on our current and future fixed and variable rate debt obligations, and secondarily to our deposits with and investments in certain products issued by various financial institutions.

Variable interest rates. Because approximately 99.1% of our debt, as of April 30, 2009 (98.9% and 97.7% respectively, as of April 30, 2008 and 2007), is at fixed interest rates, we have little exposure to interest rate fluctuation risk on our existing debt. However, even though our goal is to maintain a fairly low exposure to interest rate risk, we are still vulnerable to significant fluctuations in interest rates on any future repricing or refinancing of our fixed or variable rate debt and on future debt. We primarily use long-term (more than nine years) and medium term (five to seven years) debt as a source of capital. We do not currently use derivative securities, interest-rate swaps or any other type of hedging activity to manage our interest rate risk. As of April 30, 2009, we had the following amount of future principal and interest payments due on mortgages secured by our real estate.

Long Term Debt	Future Principal Payments (*in thousands*) 2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Fixed Rate	$ 133,105	$ 103,811	$ 113,087	$ 48,370	$ 56,853	$ 605,355	$ 1,060,581	$ 1,291,494
Variable Rate	7,351	278	294	312	684	658	9,577	9,577
							$ 1,070,158	$ 1,301,071

Long Term Debt	Future Interest Payments (*in thousands*) 2010	2011	2012	2013	2014	Thereafter	Total
Fixed Rate	$ 63,680	$ 55,481	$ 46,586	$ 41,412	$ 38,257	$ 128,883	$ 374,299
Variable Rate	244	119	103	84	60	216	826
							$ 375,125

The weighted average interest rate on all of our debt as of April 30, 2009, was 6.30%. Any fluctuations in variable interest rates could increase or decrease our interest expenses. For example, an increase of one percent per annum on our $9.6 million of variable rate indebtedness would increase our annual interest expense by $96,000.

Marketable Securities. IRET's investments in securities are classified as "available-for-sale." The securities classified as "available-for-sale" represent investments in debt and equity securities which the Company intends to hold for an indefinite period of time. As of April 30, 2009 and 2008, IRET had approximately $420,000 of marketable securities classified as "available-for-sale," consisting of bank certificates of deposit. IRET had approximately $2.0 million of securities classified as "available-for-sale" as of April 30, 2007. The values of these securities will fluctuate with changes in market interest rates. As of April 30, 2007, IRET recorded in other comprehensive income an unrealized loss of $16,000 on these securities. During the fourth quarter of fiscal year 2008, IRET sold the securities in its deposit account with Merrill Lynch for a gain of approximately $42,000, recorded in other comprehensive income and in net income as of April 30, 2008.

Investments with Certain Financial Institutions. IRET has entered into a cash management arrangement with First Western Bank with respect to deposit accounts with First Western Bank that exceed FDIC Insurance coverage. On a daily basis, account balances are invested in U.S. Government securities sold to IRET by First Western Bank. IRET can require First Western Bank to repurchase such securities at any time, at a purchase price equal to what IRET paid for the securities, plus interest. First Western Bank automatically repurchases obligations when collected amounts on deposit in IRET's deposit accounts fall below the maximum insurance amount, with the proceeds of such repurchases being transferred to IRET's deposit accounts to bring the amount on deposit back up to the threshold amount. The amounts invested by IRET pursuant to the repurchase agreement are not insured by FDIC.

Deposits exceeding FDIC insurance. The Company is potentially exposed to off-balance-sheet risk in respect of cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Item 8. Financial Statements and Supplementary Data

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this report, and are incorporated herein by reference

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of April 30, 2009, the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange act of 1934, as amended). Based upon that evaluation, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by IRET in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the commission's rule and forms, and is accumulated and communicated to management, including the Company's principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Investors Real Estate Trust (together with its consolidated subsidiaries, the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with United States generally accepted accounting principles.

As of April 30, 2009, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting, based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of April 30, 2009, was effective.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and acquisitions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the trustees of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's financial statements.

The Company's internal control over financial reporting as of April 30, 2009, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report on page F-2 hereof, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of April 30, 2009.

(The remainder of this page has been intentionally left blank.)

Item 9B. Other Information

During the fourth quarter of fiscal year 2009, the Compensation Committee of the Company's Board of Trustees rescinded its previous decision to award 1,000 shares of IRET common shares of beneficial interest to each trustee for fiscal year 2009 under IRET's 2008 Incentive Award Plan, and accordingly no shares were awarded or issued to the Company's trustees for fiscal year 2009.

PART III

Item 10. Trustees, Executive Officers and Corporate Governance

Information regarding executive officers required by this Item is set forth in Part I, Item 1 of this Annual Report on Form 10-K pursuant to Instruction 3 to Item 401(b) of Regulation S-K. Other information required by this Item will be included in our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders and such information is incorporated herein by reference. IRET has adopted a Code of Ethics applicable to, among others, IRET's principal executive officer and principal financial and accounting officer. This Code is available on our website at www.iret.com.

Item 11. Executive Compensation

The information required by this Item will be contained in our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders and such information is incorporated herein by reference.

The following table provides information as of April 30, 2009 regarding compensation plans (including individual compensation arrangements) under which our common shares of beneficial interest are available for issuance:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	0	0	2,000,000(2)
Equity compensation plans not approved by security holders	0	0	0
Total	0	0	2,000,000

(1) The 2008 Incentive Award Plan of Investors Real Estate Trust and IRET Properties approved by shareholders on September 16, 2008.
(2) All of the shares available for future issuance under the 2008 Incentive Award Plan approved by shareholders may be issued as restricted shares or performance shares.

Item 13. Certain Relationships and Related Transactions, and Trustee Independence

The information required by this Item will be contained in our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) *The following documents are filed as part of this report:*

1. **Financial Statements**

   The response to this portion of Item 15 is submitted as a separate section of this report. See the table of contents to Financial Statements and Supplemental Data.

2. **Financial Statement Schedules**

   The response to this portion of Item 15 is submitted as a separate section of this report. The following financial statement schedules should be read in conjunction with the financial statements referenced in Part II, Item 8 of this Annual Report on Form 10-K:

   II Valuation and Qualifying Accounts

   III Real Estate Owned and Accumulated Depreciation

   IV Investments in Mortgage Loans on Real Estate

3. **Exhibits**

   See the list of exhibits set forth in part (b) below.

(b) The following is a list of Exhibits to this Annual Report on Form 10-K. We will furnish a copy of any exhibit listed below to any security holder who requests it upon payment of a fee of 15 cents per page. All Exhibits are either contained in this Annual Report on Form 10-K or are incorporated by reference as indicated below.

3.1 **Articles of Amendment and Third Restated Declaration of Trust of Investors Real Estate Trust**, dated September 23, 2003, and incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on August 13, 2003.

3.2 **Third Restated Trustees' Regulations (Bylaws),** dated May 16, 2007, and incorporated herein by reference to the Company's Current Report on Form 8-K , filed with the SEC on May 16, 2007.

3.3 **Agreement of Limited Partnership of IRET Properties, A North Dakota Limited Partnership,** dated January 31, 1997, filed as Exhibit 3(ii) to the Registration Statement on Form S-11, effective March 14, 1997 (SEC File No. 333-21945) filed for the Registrant on February 18, 1997 (File No. 0-14851), and incorporated herein by reference.

3.4 **Articles Supplementary** classifying and designating 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, filed as Exhibit 3.2 to the Company's Form 8-A filed on April 22, 2004, and incorporated herein by reference.

10.1 **Member Control and Operating Agreement** dated September 30, 2002, filed as Exhibit 10 to the Company's Form 8-K filed October 15, 2003, and incorporated herein by reference.

10.2 **Letter Agreement** dated January 31, 2003, filed as Exhibit 10(i) to the Company's Form 8-K filed February 27, 2003, and incorporated herein by reference.

10.3 **Option Agreement** dated January 31, 2003, filed as Exhibit 10(ii) to the Company's Form 8-K filed February 27, 2003, and incorporated herein by reference.

10.4 **Financial Statements** of T.F. James Company filed as Exhibit 10 to the Company's Form 8-K filed January 31, 2003, and incorporated herein by reference.

10.5 **Agreement for Purchase and Sale of Property** dated February 13, 2004, by and between IRET Properties and the Sellers specified therein, filed as Exhibit 10.5 to the Company's Form 10-K filed July 20, 2004, and incorporated herein by reference.

10.6* **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 11, 2005, and incorporated herein by reference.

10.7* **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed December 12, 2005, and incorporated herein by reference.

10.8 **Contribution Agreement,** filed as Exhibit 10.1 to the Company's Form 8-K filed May 17, 2006, and incorporated herein by reference.

10.9* **Description of Compensation of Trustees,** filed as Exhibit 10 to the Company's Form 10-Q filed September 11, 2006, and incorporated herein by reference.

10.10 **Loan and Security Agreement,** filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 18, 2006, and incorporated herein by reference.

10.11* **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 12, 2007, and incorporated herein by reference.

10.12* **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 11, 2008, and incorporated herein by reference.

10.13* **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 12, 2009, and incorporated herein by reference.

10.14* **Description of Compensation of Trustees,** filed as Exhibit 10 to the Company's Form 10-Q filed December 10, 2007, and incorporated herein by reference.

12.1 **Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Share Dividends,** filed herewith.

21.1 **Subsidiaries of Investors Real Estate Trust,** filed herewith.

23.1 **Consent of Deloitte & Touche LLP,** filed herewith.

31.1 **Section 302 Certification of President and Chief Executive Officer,** filed herewith.

31.2 **Section 302 Certification of Senior Vice President and Chief Financial Officer,** filed herewith.

32.1 **Section 906 Certification of the President and Chief Executive Officer,** filed herewith.

32.2 **Section 906 Certification of the Senior Vice President and Chief Financial Officer,** filed herewith.

---

* *Indicates management compensatory plan, contract or arrangement.*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2009

Investors Real Estate Trust

By: /s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr.
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jeffrey L. Miller Jeffrey L. Miller	Trustee & Chairman	July 8, 2009
/s/ Stephen L. Stenehjem Stephen L. Stenehjem	Trustee & Vice Chairman	July 8, 2009
/s/ Thomas A. Wentz. Sr. Thomas A. Wentz, Sr.	President & Chief Executive Officer (Principal Executive Officer)	July 8, 2009
/s/ Timothy P. Mihalick Timothy P. Mihalick	Trustee, Senior Vice President & Chief Operating Officer	July 8, 2009
/s/ Thomas A. Wentz, Jr. Thomas A. Wentz, Jr.	Trustee & Senior Vice President	July 8, 2009
/s/ Diane K. Bryantt Diane K. Bryantt	Senior Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	July 8, 2009
/s/ John D. Stewart John D. Stewart	Trustee	July 8, 2009
/s/ Patrick G. Jones Patrick G. Jones	Trustee	July 8, 2009
/s/ C.W. "Chip" Morgan C.W. "Chip" Morgan	Trustee	July 8, 2009
/s/ John T. Reed John T. Reed	Trustee	July 8, 2009
/s/ W. David Scott W. David Scott	Trustee	July 8, 2009


IRET
INVESTORS REAL ESTATE TRUST

INVESTORS REAL ESTATE TRUST
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF *April 30, 2009* AND *2008,*
AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS,
SHAREHOLDERS' EQUITY AND CASH FLOWS FOR EACH OF
THE FISCAL YEARS IN THE PERIOD ENDED *April 30, 2009.*

ADDITIONAL INFORMATION
FOR THE YEAR ENDED
April 30, 2009

and

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PO Box 1988
3015 16th Street SW, Suite 100
Minot, ND 58702-1988
701-837-4738
fax: 701-838-7785
info@iret.com
www.iret.com

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS	
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9 – F-29
ADDITIONAL INFORMATION	
Schedule II - Valuation and Qualifying Accounts	F-30
Schedule III - Real Estate and Accumulated Depreciation	F-31-40
Schedule IV - Investments in Mortgage Loans on Real Estate	F-41

Schedules other than those listed above are omitted since they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited the accompanying consolidated balance sheets of Investors Real Estate Trust and subsidiaries (the "Company") as of April 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2009. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of April 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedules and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Investors Real Estate Trust and subsidiaries as of April 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
July 13, 2009

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
April 30, 2009 and 2008

	(in thousands)	
	April 30, 2009	**April 30, 2008**
ASSETS		
Real estate investments		
Property owned	$ 1,729,585	$ 1,648,259
Less accumulated depreciation	(262,871)	(219,379)
	1,466,714	1,428,880
Development in progress	0	22,856
Unimproved land	5,701	3,901
Mortgage loans receivable, *net of allowance of $3 and $11, respectively*	160	541
Total real estate investments	1,472,575	1,456,178
Other assets		
Cash and cash equivalents	33,244	53,481
Marketable securities – available-for-sale	420	420
Receivable arising from straight-lining of rents, *net of allowance of $842 and $992, respectively*	16,012	14,113
Accounts receivable, *net of allowance of $286 and $261, respectively*	2,738	4,163
Real estate deposits	88	1,379
Prepaid and other assets	1,051	349
Intangible assets, *net of accumulated amortization of $44,887 and $34,493, respectively*	52,173	61,649
Tax, insurance, and other escrow	7,261	8,642
Property and equipment, *net of accumulated depreciation of $957 and $1,328, respectively*	1,015	1,467
Goodwill	1,392	1,392
Deferred charges and leasing costs, *net of accumulated amortization of $11,010 and $7,265, respectively*	17,122	14,793
TOTAL ASSETS	$ 1,605,091	$ 1,618,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 32,773	$ 33,757
Revolving lines of credit	5,500	0
Mortgages payable	1,070,158	1,063,858
Other	1,516	978
TOTAL LIABILITIES	1,109,947	1,098,593
COMMITMENTS AND CONTINGENCIES (NOTE 15)		
MINORITY INTEREST IN PARTNERSHIPS	13,010	12,609
MINORITY INTEREST OF UNITHOLDERS IN OPERATING PARTNERSHIP *(20,838,197 units at April 30, 2009 and 21,238,342 units at April 30, 2008)*	148,199	161,818
SHAREHOLDERS' EQUITY		
Preferred Shares of Beneficial Interest *(Cumulative redeemable preferred shares, no par value, 1,150,000 shares issued and outstanding at April 30, 2009 and April 30, 2008, aggregate liquidation preference of $28,750,000)*	27,317	27,317
Common Shares of Beneficial Interest *(Unlimited authorization, no par value, 60,304,154 shares issued and outstanding at April 30, 2009, and 57,731,863 shares issued and outstanding at April 30, 2008)*	462,574	440,187
Accumulated distributions in excess of net income	(155,956)	(122,498)
Total shareholders' equity	333,935	345,006
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,605,091	$ 1,618,026

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended April 30, 2009, 2008, and 2007

	(in thousands, except per share data)		
	2009	**2008**	**2007**
REVENUE			
Real estate rentals	$ 194,758	$ 179,965	$ 162,410
Tenant reimbursement	45,247	41,205	35,128
TOTAL REVENUE	240,005	221,170	197,538
EXPENSES			
Interest	68,743	63,439	58,424
Depreciation/amortization related to real estate investments	54,646	50,042	44,419
Utilities	18,975	17,793	15,157
Maintenance	27,603	24,582	21,691
Real estate taxes	30,443	27,133	23,281
Insurance	3,051	2,624	2,377
Property management expenses	18,079	15,273	13,826
Administrative expenses	4,430	4,745	4,162
Advisory and trustee services	452	458	289
Other expenses	1,440	1,344	1,240
Amortization related to non-real estate investments	2,068	1,476	1,082
Impairment of real estate investment	338	0	0
TOTAL EXPENSES	230,268	208,909	185,948
Interest income	608	2,095	1,944
Other income	314	665	721
Income before gain (loss) on sale of other investments and minority interest and discontinued operations	10,659	15,021	14,255
Gain (loss) on sale of other investments	54	42	(38)
Minority interest portion of operating partnership income	(2,227)	(3,524)	(3,217)
Minority interest portion of other partnerships' loss	40	136	26
Income from continuing operations	8,526	11,675	11,026
Discontinued operations, net of minority interest	0	413	3,084
NET INCOME	8,526	12,088	14,110
Dividends to preferred shareholders	(2,372)	(2,372)	(2,372)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 6,154	$ 9,716	$ 11,738
Earnings per common share from continuing operations	$ .11	$ .17	$ .18
Earnings per common share from discontinued operations	.00	.01	.06
NET INCOME PER COMMON SHARE – BASIC & DILUTED	$ .11	$ .18	$ .24

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended April 30, 2009, 2008, and 2007

(in thousands)

	NUMBER OF PREFERRED SHARES	PREFERRED SHARES	NUMBER OF COMMON SHARES	COMMON SHARES	ACCUMULATED DISTRIBUTIONS IN EXCESS OF NET INCOME	ACCUMULATED OTHER COMPRE-HENSIVE (LOSS)	TOTAL SHARE-HOLDERS' EQUITY
BALANCE APRIL 30, 2006	1,150	$ 27,317	46,915	$ 339,384	$ (77,093)	$ (48)	$ 289,560
Comprehensive Income							
Net income					14,110		14,110
Unrealized gain for the period on securities available-for-sale						32	32
Total comprehensive income							14,142
Distributions - common shares					(31,472)		(31,472)
Distributions - preferred shares					(2,372)		(2,372)
Distribution reinvestment plan			1,215	11,412			11,412
Sale of shares			32	303			303
Redemption of units for common shares			410	3,411			3,411
Fractional shares repurchased			(2)	(15)			(15)
BALANCE APRIL 30, 2007	1,150	$ 27,317	48,570	$ 354,495	$ (96,827)	$ (16)	$ 284,969
Comprehensive Income							
Net income					12,088		12,088
Unrealized gain for the period on securities available-for-sale						16	16
Total comprehensive income							12,104
Distributions - common shares					(35,387)		(35,387)
Distributions - preferred shares					(2,372)		(2,372)
Distribution reinvestment plan			1,177	11,274			11,274
Sale of shares			6,934	66,679			66,679
Redemption of units for common shares			1,052	7,753			7,753
Fractional shares repurchased			(1)	(14)			(14)
BALANCE APRIL 30, 2008	1,150	$ 27,317	57,732	$ 440,187	$ (122,498)	$ 0	$ 345,006
Net income					8,526		8,526
Distributions - common shares					(39,612)		(39,612)
Distributions - preferred shares					(2,372)		(2,372)
Distribution reinvestment plan			1,186	11,385			11,385
Sale of shares			641	5,978			5,978
Redemption of units for common shares			746	5,034			5,034
Fractional shares repurchased			(1)	(10)			(10)
BALANCE APRIL 30, 2009	1,150	$ 27,317	60,304	$ 462,574	$ (155,956)	$ 0	$ 333,935

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended April 30, 2009, 2008, and 2007

	(in thousands)		
	2009	**2008**	**2007**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 8,526	$ 12,088	$ 14,110
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	57,832	52,423	46,695
Minority interest portion of income	2,187	3,541	4,273
Gain on sale of real estate, land and other investments	(54)	(556)	(4,602)
Impairment of real estate investments	338	0	640
Bad debt expense	2,472	1,060	507
Changes in other assets and liabilities:			
Increase in receivable arising from straight-lining of rents	(2,403)	(1,921)	(3,247)
Decrease (increase) in accounts receivable	(603)	(1,754)	(1,007)
(Increase) decrease in prepaid and other assets	(702)	219	(132)
Decrease (increase) in tax, insurance and other escrow	1,381	(1,420)	1,671
Increase in deferred charges and leasing costs	(5,686)	(5,468)	(4,801)
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(3,153)	3,667	4,334
Net cash provided by operating activities	60,135	61,879	58,441
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of marketable securities - available-for-sale	0	1,740	525
Net proceeds (payments) of real estate deposits	1,291	(644)	442
Principal proceeds on mortgage loans receivable	389	25	23
Investment in mortgage loans receivable	0	(167)	0
Purchase of marketable securities - available-for-sale	0	(54)	(132)
Proceeds from sale of real estate and other investments	68	1,374	22,375
Insurance proceeds received	2,962	837	0
Payments for acquisitions and improvements of real estate investments	(59,077)	(148,364)	(184,613)
Net cash used by investing activities	(54,367)	(145,253)	(161,380)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sale of common shares, net of issue costs	5,978	66,679	303
Proceeds from mortgages payable	73,530	111,684	257,664
Proceeds from minority partner	717	0	54
Proceeds from revolving lines of credit and other debt	20,500	0	20,500
Repurchase of fractional shares and minority interest units	(10)	(14)	(15)
Distributions paid to common shareholders, *net of reinvestment of $10,603, $10,518 and $10,607, respectively*	(29,009)	(24,869)	(20,865)
Distributions paid to preferred shareholders	(2,372)	(2,372)	(2,372)
Distributions paid to unitholders of operating partnership, *net reinvestment of $782, $756 and $805, respectively*	(13,601)	(12,747)	(10,258)
Distributions paid to other minority partners	(277)	(179)	(170)
Redemption of partnership units	(158)	0	0
Redemption of investment certificates	0	(11)	(2,440)
Principal payments on mortgages payable	(67,230)	(45,759)	(88,345)
Principal payments on revolving lines of credit and other debt	(14,073)	(73)	(24,086)
Net cash (used) provided by financing activities	(26,005)	92,339	129,970
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,237)	8,965	27,031
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	53,481	44,516	17,485
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 33,244	$ 53,481	$ 44,516

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*
for the years ended April 30, 2009, 2008, and 2007

	(in thousands)		
	2009	**2008**	**2007**
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Distribution reinvestment plan	$ 10,603	$ 10,518	$ 10,607
Operating partnership distribution reinvestment plan	782	756	805
Real estate investment acquired through assumption of indebtedness and accrued costs	0	46,794	16,838
Assets acquired through the issuance of minority interest units in the operating partnership	3,730	22,931	62,427
Operating partnership units converted to shares	5,034	7,753	3,411
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest on mortgages	$ 67,947	$ 62,110	$ 56,918
Interest on investment certificates	0	2	164
Interest on margin account and other	421	98	812
	$ 68,368	$ 62,210	$ 57,894

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2009, 2008, and 2007

NOTE 1 • ORGANIZATION

Investors Real Estate Trust ("IRET" or the "Company") is a self-advised real estate investment trust engaged in acquiring, owning and leasing multi-family and commercial real estate. IRET has elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement to distribute 90% of ordinary taxable income to shareholders, and, generally, are not subject to federal income tax on net income. IRET's multi-family residential properties and commercial properties are located mainly in the states of North Dakota and Minnesota, but also in the states of Colorado, Idaho, Iowa, Kansas, Montana, Missouri, Nebraska, South Dakota, Texas, Michigan and Wisconsin. As of April 30, 2009, IRET owned 77 multi-family residential properties with approximately 9,645 apartment units and 167 commercial properties, consisting of office, medical, industrial and retail properties, totaling approximately 11.7 million net rentable square feet. IRET conducts a majority of its business activities through its consolidated operating partnership, IRET Properties, a North Dakota Limited Partnership (the "Operating Partnership"), as well as through a number of other subsidiary entities.

All references to IRET or the Company refer to Investors Real Estate Trust and its consolidated subsidiaries.

NOTE 2 • BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of IRET and all subsidiaries in which it maintains a controlling interest. All intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends April 30th.

The accompanying consolidated financial statements include the accounts of IRET and its general partnership interest in the Operating Partnership. The Company's interest in the Operating Partnership was 74.3% and 73.1% as of April 30, 2009 and 2008, which includes 100% of the general partnership interest. The limited partners have a redemption option that they may exercise. Upon exercise of the redemption option by the limited partners, IRET has the option of redeeming the limited partners' interests ("Units") for IRET common shares of beneficial interest, on a one-for-one basis, or for cash payment to the unitholder. The redemption generally may be exercised by the limited partners at any time after the first anniversary of the date of the acquisition of the Units (provided, however, that not more than two redemptions by a limited partner may occur during each calendar year, and each limited partner may not exercise the redemption for less than 1,000 Units, or, if such limited partner holds less than 1,000 Units, for all of the Units held by such limited partner). Some limited partners have contractually agreed to a holding period of greater than one year.

The consolidated financial statements also reflect the ownership by the Operating Partnership of certain joint venture entities in which the Operating Partnership has a general partner or controlling interest. These entities are consolidated into IRET's other operations with minority interests reflecting the minority partners' share of ownership and income and expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2009, the Financial Accounting Standards Board ("FASB") issued FAS No. 165, *Subsequent Events* ("FAS 165"). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. FAS 165 is effective for interim periods or fiscal years ending after June 15, 2009. The Company does not expect this Statement to have a material impact on the Company's consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position ("FSP") on Emerging Issues Task Force Issue 03-6, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share ("EPS") pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company currently has no unvested share-based payment awards outstanding, but expects that in the future some may be granted under its 2008 Incentive Award Plan approved by shareholders in September 2008. The Company's adoption of this staff position on May 1, 2009 did not impact the Company's EPS calculations.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 removes the requirement under Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. FSP 142-3 also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. FSP 142-3 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of FSP 142-3 did not have a material impact on the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51* ("SFAS 160"). SFAS 160 changes the accounting and reporting for minority interests. Minority interests are recharacterized as noncontrolling interests and are reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest are included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, is recorded at fair value with any gain or loss recognized in earnings. SFAS 160 was effective for the Company on May 1, 2009. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This new standard significantly changes the accounting for and reporting of business combination transactions in consolidated financial statements. SFAS 141(R) requires an acquiring entity to recognize acquired assets and liabilities assumed in a transaction at fair value as of the acquisition date, changes the disclosure requirements for business combination transactions, and changes the accounting treatment for certain items, including contingent consideration agreements, which will be required to be recorded at acquisition date fair value, and acquisition costs which will be required to be expensed as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and accordingly we adopted the standard on May 1, 2009; the new standard impacted the accounting for acquisitions we made after our adoption. Upon adoption of this pronouncement, we wrote off to general and administrative expense approximately $32,000 of previously capitalized pre-acquisition costs. The impact of this pronouncement on our financial statements is dependent on the volume of our acquisition activity in fiscal year 2010 and beyond. We currently expect the most significant impact of this statement to be the treatment of transaction costs, which are expensed as a period cost due to the adoption of this statement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including property and casualty insurance contracts. SFAS 159 was effective for the Company on May 1, 2008, and it did not elect the fair value option for any of its eligible financial instruments.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 was effective for the Company on May 1, 2008; however, FASB Staff Position No. 157-2 deferred the effective date for certain non-financial assets and liabilities not re-

NOTE 2 • *continued*

measured at fair value on a recurring basis to fiscal years beginning after November 15, 2008 (for the Company, May 1, 2009). SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based upon the Company's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. At April 30, 2009, the Company's marketable securities are carried at fair value measured on a recurring basis. Fair values are determined through the use of unadjusted quoted prices in active markets, which are inputs that are classified as Level 1 in the valuation hierarchy. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REAL ESTATE INVESTMENTS

Real estate investments are recorded at cost less accumulated depreciation and an adjustment for impairment, if any. Acquisitions of real estate investments are recorded based upon preliminary allocations of the purchase price which are subject to adjustment as additional information is obtained, but in no case more than one year after the date of acquisition. The Company allocates the purchase price to the fair value of the tangible and intangible assets of an acquired property (which includes the land, building, and personal property) which are determined by valuing the property as if it were vacant and to fair value of the intangible assets (which include in-place leases.) The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair values of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis and reference to recent sales of comparables. A land value is assigned based on the purchase price if land is acquired separately or based on estimated fair value if acquired in a merger or in a single or portfolio acquisition.

Above-market and below-market in-place lease intangibles for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs and foregone rental income during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. The Company also considers information about each property obtained during its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 20-40 year estimated life for buildings and improvements and a 5-12 year estimated life for furniture, fixtures and equipment.

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, generally five to ten years. Property sales or dispositions are recorded when title transfers and sufficient consideration has been received by the Company and the Company has no significant involvement with the property sold.

NOTE 2 • *continued*

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* the Company periodically evaluates its long-lived assets, including its investments in real estate, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. If indicators exist, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recorded for the difference between the estimated fair value and the carrying amount of the asset. If our anticipated holding period for properties, the estimated fair value of properties or other factors change based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our consolidated financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses. An impairment loss of $640,000 was recorded in fiscal year 2007. No impairment losses were recorded in fiscal year 2008. An impairment loss of $338,000 was recorded in fiscal year 2009.

REAL ESTATE HELD FOR SALE

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal costs. Depreciation is not recorded on assets classified as held for sale.

The application of current accounting principles that govern the classification of any of our properties as held-for-sale on the balance sheet requires management to make certain significant judgments. In evaluating whether a property meets the criteria set forth in SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets* ("SFAS 144"), the Company makes a determination as to the point in time that it is probable that a sale will be consummated. It is not unusual for real estate sales contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Due to these uncertainties, it is not likely that the Company can meet the criteria of SFAS 144 prior to the sale formally closing. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in SFAS 144.

The Company reports, in discontinued operations, the results of operations of a property that has either been disposed of or is classified as held for sale and the related gains or losses, and as a result of discontinued operations, reclassifications of prior year revenues and expenses have been made.

IDENTIFIED INTANGIBLE ASSETS AND LIABILITIES AND GOODWILL

Upon acquisition of real estate, the Company records the intangible assets and liabilities acquired (for example, if the leases in place for the real estate property acquired carry rents above the market rent, the difference is classified as an intangible asset) at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets and liabilities that are determined to have finite lives based on the period over which the assets and liabilities are expected to affect, directly or indirectly, the future cash flows of the real estate property acquired (generally the life of the lease). In fiscal years 2009 and 2008, respectively, the Company added approximately $565,000 and $38.0 million of new intangible assets, net of intangible liabilities, all of which were classified as in-place leases. The weighted average lives of these intangibles are 1.8 years for fiscal 2009 and 7.0 years for fiscal year 2008. Amortization of intangibles related to above or below-market leases is recorded in real estate rentals in the consolidated statements of operations. Amortization of other intangibles is recorded in depreciation/amortization related to real estate investments in the consolidated statements of operations. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

NOTE 2 • *continued*

As of April 30, 2009 and 2008, respectively, the net carrying amounts of the Company's identified intangible assets and liabilities were $51.7 million and $60.7 million (net of accumulated amortization of $42.8 million and $32.8 million), respectively. The estimated annual amortization of the Company's identified intangible assets for each of the five succeeding fiscal years is as follows:

Year Ended April 30,	*(in thousands)*
2010	$ 8,484
2011	6,372
2012	4,353
2013	3,361
2014	2,956

The excess of the cost of an acquired business over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. The Company's goodwill has an indeterminate life in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill book values as of April 30, 2009 and 2008 were $1.4 million. The annual reviews for these same periods indicated no impairment.

PROPERTY AND EQUIPMENT

Property and equipment consists of the equipment contained at IRET's headquarters in Minot, North Dakota, and other locations in Minneapolis, Minnesota; Omaha, Nebraska; Kansas City, Kansas; St. Louis, Missouri and Jamestown, North Dakota. The balance sheet reflects these assets at cost, net of accumulated depreciation. As of April 30, 2009 and 2008, the cost was $2.0 million and $2.8 million, respectively. Accumulated depreciation was $1.0 million and $1.3 million as of April 30, 2009 and 2008, respectively.

MORTGAGE LOANS RECEIVABLE

The mortgage loans receivable (which include contracts for deed) are stated at the outstanding principal balance, net of an allowance for uncollectibility. Interest income is accrued and reflected in the balance sheet. Non-performing loans are recognized as impaired in conformity with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. The Company evaluates the collectibility of both interest and principal of each of its loans, if circumstances warrant, to determine whether the loan is impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. An allowance is recorded to reduce impaired loans to their estimated fair value. Interest on impaired loans is recognized on a cash basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash and highly liquid investments purchased with maturities of three months or less. Cash and cash equivalents consist of the Company's bank deposits and short-term investment certificates acquired subject to repurchase agreements, and the Company's deposits in a money market mutual fund.

MARKETABLE SECURITIES

IRET's investments in marketable securities are classified as "available-for-sale." The securities classified as "available-for-sale" represent investments in debt and equity securities which the Company intends to hold for an indefinite period of time. These securities are valued at current fair value with the resulting unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity until realized. Gains or losses on these securities are computed based on the amortized cost of the specific securities when sold.

All securities with unrealized losses are subjected to the Company's process for identifying other-than-temporary impairments. The Company records a charge to earnings to write down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be other-than-temporarily impaired. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors in making this assessment. Those factors include, but are not limited to, the length and severity of the decline in value and changes in the credit quality of the issuer or underlying assets. The Company does not engage in trading activities.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management evaluates the appropriate amount of the allowance for doubtful accounts by assessing the recoverability of individual real estate mortgage loans and rent receivables, through a comparison of their carrying amount with their estimated realizable value. Management considers tenant financial condition, credit history and current economic conditions in establishing these allowances. Receivable balances are written off when deemed uncollectible. Recoveries of receivables previously written off, if any, are recorded when received. A summary of the changes in the allowance for doubtful accounts for fiscal years ended April 30, 2009, 2008 and 2007 is as follows:

	(in thousands)		
	2009	2008	2007
Balance at beginning of year	$ 1,264	$ 910	$ 725
Provision	2,472	1,060	507
Write-off	(2,605)	(706)	(322)
Balance at close of year	$ 1,131	$ 1,264	$ 910

TAX, INSURANCE, AND OTHER ESCROW

Tax, insurance, and other escrow includes funds deposited with a lender for payment of real estate tax and insurance, and reserves for funds to be used for replacement of structural elements and mechanical equipment of certain projects. The funds are under the control of the lender. Disbursements are made after supplying written documentation to the lender.

REAL ESTATE DEPOSITS

Real estate deposits include funds held by escrow agents to be applied toward the purchase of real estate or the payment of loan costs associated with loan placement or refinancing.

DEFERRED LEASING AND LOAN ACQUISITION COSTS

Costs and commissions incurred in obtaining tenant leases are amortized on the straight-line method over the terms of the related leases. Costs incurred in obtaining long-term financing are amortized to interest expense over the life of the loan using the straight-line method, which approximates the effective interest method.

MINORITY INTERESTS

Interests in the Operating Partnership held by limited partners are represented by Units. The Operating Partnership's income is allocated to holders of Units based upon the ratio of their holdings to the total Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement.

IRET reflects minority interests in Mendota Properties LLC, IRET–BD LLC, IRET-Candlelight LLC, IRET-Golden Jack LLC, and IRET-1715 YDR LLC on the balance sheet for the portion of properties consolidated by IRET that are not wholly owned by IRET. The earnings or losses from these properties attributable to the minority interests are reflected as minority interest portion of other partnerships' income in the consolidated statements of operations.

INCOME TAXES

IRET operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to shareholders. The Company intends to

NOTE 2 • *continued*

distribute all of its taxable income and realized capital gains from property dispositions within the prescribed time limits and, accordingly, there is no provision or liability for income taxes shown on the accompanying consolidated financial statements.

IRET conducts its business activity as an Umbrella Partnership Real Estate Investment Trust ("UPREIT") through its Operating Partnership. UPREIT status allows IRET to accept the contribution of real estate in exchange for Units. Generally, such a contribution to a limited partnership allows for the deferral of gain by an owner of appreciated real estate.

On May 1, 2008, IRET adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income* Taxes ("FIN 48"). The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

REVENUE RECOGNITION

Residential rental properties are leased under operating leases with terms generally of one year or less. Commercial properties are leased under operating leases to tenants for various terms generally exceeding one year. Lease terms often include renewal options. Rental revenue is recognized on the straight-line basis, which averages minimum required rents over the terms of the leases. Rents recognized in advance of collection are reflected as receivable arising from straight-lining of rents, net of allowance for doubtful accounts. Rent concessions, including free rent, are amortized on a straight-line basis over the terms of the related leases. This treatment of rent concessions is supported in SFAS No. 13, *Accounting for Leases*, which provides that if rentals vary from a straight-line basis, the income shall be recognized on a straight-line basis.

Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenditures are incurred. IRET receives payments for these reimbursements from substantially all of its multi-tenant commercial tenants throughout the year.

A number of the commercial leases provide for a base rent plus a percentage rent based on gross sales in excess of a stipulated amount. These percentage rents are recorded once the required sales level is achieved.

Interest on mortgage loans receivable is recognized in income as it accrues during the period the loan is outstanding. In the case of non-performing loans, income is recognized as discussed above in the Mortgage Loans Receivable section of this Note 2.

NET INCOME PER SHARE

Basic net income per share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period. The Company has no potentially dilutive financial interests; the potential exchange of Units for common shares will have no effect on net income per share because Unitholders and common shareholders effectively share equally in the net income of the Operating Partnership.

NOTE 3 • CREDIT RISK

The Company is potentially exposed to credit risk for cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

IRET has entered into a cash management arrangement with First Western Bank with respect to deposit accounts that exceed FDIC Insurance coverage. On a daily basis, account balances are invested in United States government securities sold to IRET by First Western Bank. IRET can require First Western Bank to repurchase such securities at any time, at a purchase price equal to what IRET paid for the securities plus interest. First Western Bank automatically repurchases securities when collected amounts on deposit in IRET's deposit accounts fall below the maximum insurance amount, with the proceeds of such repurchases being transferred to IRET's deposit accounts to bring the amount on deposit back up to the threshold amount. The amounts invested by IRET pursuant to the repurchase agreement are not insured by FDIC.

NOTE 4 • PROPERTY OWNED

Property, consisting principally of real estate, is stated at cost less accumulated depreciation and totaled $1.5 billion and $1.4 billion as of April 30, 2009, and April 30, 2008, respectively.

Construction period interest of approximately, $912,000, $505,000, and $69,000, has been capitalized for the years ended April 30, 2009, 2008, and 2007, respectively.

The future minimum lease receipts to be received under non-cancellable leases for commercial properties as of April 30, 2009, assuming that no options to renew or buy out the lease are exercised, are as follows:

Year Ended April 30,	(in thousands)
2010	$ 111,786
2011	99,833
2012	84,440
2013	72,039
2014	61,911
Thereafter	267,961
	$ 697,970

During fiscal 2009, the Company incurred a loss of approximately $338,000 due to impairment of the property formerly used as IRET's Minot headquarters. During fiscal 2008, the Company incurred no losses due to impairment. For the year ended April 30, 2007, the Company incurred a loss of approximately $640,000 due to impairment of three properties and one parcel of unimproved land. The 2007 impairment losses were related to properties which were subsequently sold; accordingly such losses are included in discontinued operations (Note 12).

NOTE 5 • MORTGAGE LOANS RECEIVABLE - NET

The mortgage loans receivable consists of one contract for deed that is collateralized by real estate. The interest rate on this loan is 7.0% and it matures in fiscal 2013. Future principal payments due under this mortgage loan as of April 30, 2009, are as follows:

Year Ended April 30,	(in thousands)
2010	$ 2
2011	2
2012	2
2013	157
	163
Less allowance for doubtful accounts	(3)
	$ 160

There were no non-performing mortgage loans receivable as of April 30, 2009, and 2008.

NOTE 6 • MARKETABLE SECURITIES

The amortized cost and fair value of marketable securities available-for-sale at April 30, 2009 and 2008 are as follows.

	(in thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bank certificates of deposit	$ 420	$ 0	$ 0	$ 420
	$ 420	$ 0	$ 0	$ 420

As of April 30, 2009, the investment in bank certificates of deposit will mature in less than one year.

There were no realized gains or losses on sales of securities available-for-sale for the fiscal year ended April 30, 2009. There was a realized gain on sale of securities available-for-sale of $42,000 for the fiscal year ended April 30, 2008. There were no realized gains or losses on sales of securities available-for-sale for the fiscal year ended April 30, 2007.

NOTE 7 • REVOLVING LINES OF CREDIT

IRET has lines of credit with four financial institutions as of April 30, 2009. Interest payments on outstanding borrowings are due monthly. These credit facilities are summarized in the following table:

	(in thousands)					
Financial Institution	**Amount Available**	**Amount Outstanding as of April 30, 2009**	**Amount Outstanding as of April 30, 2008**	**Applicable Interest Rate as of April 30, 2009**	**Maturity Date**	**Weighted Average Int. Rate on Borrowings during fiscal year 2009**
Lines of Credit						
(1) Bremer Bank	$ 10,000	$ 0	$ 0	4.00%	09/01/09	4.6%
(2) First Western Bank & Trust	12,000	0	0	5.25%	12/10/11	4.5%
(3) First International Bank & Trust	14,000	4,000	0	3.75%	12/19/09	4.8%
(4) Dacotah Bank	1,500	1,500	0	3.25%	11/4/09	3.3%
Total	$ 37,500	$ 5,500	$ 0			

Borrowings under the lines of credit bear interest based on the following: (1) Bremer Financial Corporation Reference Rate with a floor of 4.00%, (2) 175 basis points below the Wall Street Journal Prime Rate with a floor of 5.25% and a ceiling of 8.25% and (3) 50 basis points above the Wall Street Journal Prime Rate. In addition to these three lines of credit, the Company also has a fully-drawn $5.0 million line of credit maturing in November 2009 with Dacotah Bank in Minot, North Dakota. Of this $5.0 million, the Company includes $3.5 million in mortgages payable on the Company's balance sheet, as secured by six small apartment properties owned by the Company, with the remaining $1.5 million included in revolving lines of credit. Borrowings under the Dacotah Bank line of credit bear interest based on the Wall Street Journal Prime Rate.

NOTE 8 • MORTGAGES PAYABLE

The Company's mortgages payable are collateralized by substantially all of its properties owned. The majority of the Company's mortgages payable are secured by individual properties or groups of properties, and are non-recourse to the Company, other than for standard carve-out obligations such as fraud, waste, failure to insure, environmental conditions and failure to pay real estate taxes. Interest rates on mortgages payable range from 2.75% to 9.75%, and the mortgages have varying maturity dates from August 1, 2009, through April 1, 2040.

Of the mortgages payable, the balance of fixed rate mortgages totaled $1.1 billion at April 30, 2009 and 2008, and the balances of variable rate mortgages totaled $9.6 million and $11.7 million as of April 30, 2009, and 2008, respectively. The Company does not utilize derivative financial instruments to mitigate its exposure to changes in market interest rates. Most of the fixed rate mortgages have substantial pre-payment penalties. As of April 30, 2009, the weighted average rate of interest on the Company's mortgage debt was 6.30%, compared to 6.37% on April 30, 2008. The aggregate amount of required future principal payments on mortgages payable as of April 30, 2009, is as follows:

Year Ended April 30,	*(in thousands)*
2010	$ 140,456
2011	104,089
2012	113,381
2013	48,682
2014	57,537
Thereafter	606,013
Total payments	$ 1,070,158

NOTE 9 • TRANSACTIONS WITH RELATED PARTIES

PROPERTY ACQUISITION

During fiscal year 2008, the Company acquired a two-story office building consisting of approximately 65,000 rentable square feet, located in Fenton, Missouri, for a purchase price of $7.0 million. The Company purchased the property from entities controlled by W. David Scott, a trustee of the Company. In accordance with the requirements of the Company's Declaration of Trust, the transaction was approved by a majority of the trustees and by a majority of the independent trustees not otherwise interested in the transaction.

BANKING SERVICES

The Company maintains an unsecured line of credit with First International Bank and Trust, Watford City, North Dakota (First International). During fiscal years 2009, 2008 and 2007, respectively, the Company's interest charges were approximately $91,000, $0, and $71,000, for borrowings under the First International line of credit. During fiscal year 2007, the Company entered into two mortgage loans with First International in the amounts of $450,000 and $2.4 million, respectively, paying a total of approximately $34,000 in origination fees and loan closing costs for these two loans, and paying interest on the loans of approximately $26,000 and $69,000, respectively, during fiscal year 2007, and interest of approximately $34,000 and $174,000, respectively, on the loans in fiscal year 2008, and interest of approximately $33,000 and $171,000, respectively, during fiscal year 2009. The Company also maintains a number of checking accounts with First International. In each of fiscal years 2009, 2008 and 2007, respectively, IRET paid less than $500 in total in various wire transfer and other fees charged on these checking accounts. Stephen L. Stenehjem, a member of the Company's Board of Trustees and Audit Committee, is the President and Chief Executive Officer of First International, and the bank is owned by Mr. Stenehjem and members of his family.

NOTE 10 • ACQUISITIONS AND DISPOSITIONS IN FISCAL YEARS 2009 AND 2008

PROPERTY ACQUISITIONS

IRET Properties paid approximately $33.8 million for real estate properties added to its portfolio during fiscal year 2009, compared to $154.7 million in fiscal year 2008. Of the $33.8 million paid for real estate properties added to the Company's portfolio in fiscal year 2009, approximately $3.7 million was paid in the form of limited partnership units of the Operating Partnership, with the remainder paid in cash. Of the $154.7 million paid in fiscal year 2008, approximately $22.9 million consisted of the value of limited partnership units of the Operating Partnership and approximately $46.8 million consisted of the assumption of mortgage debt, with the remainder paid in cash. The fiscal year 2009 and 2008 additions are detailed below.

NOTE 10 • *continued*

Fiscal 2009 (*May 1, 2008 to April 30, 2009*)

Acquisitions and Development Projects Placed in Service	Land	Building	Intangible Assets	Acquisition Cost
	(in thousands)			
Multi-Family Residential				
33-unit Minot Westridge Apartments – Minot, ND	$ 67	$ 1,887	$ 0	$ 1,954
12-unit Minot Fairmont Apartments – Minot, ND	28	337	0	365
4-unit Minot 4th Street Apartments – Minot, ND	15	74	0	89
3-unit Minot 11th Street Apartments – Minot, ND	11	53	0	64
36-unit Evergreen Apartments – Isanti, MN	380	2,720	0	3,100
10-unit 401 S. Main Apartments – Minot, ND[1]	0	905	0	905
71-unit IRET Corporate Plaza Apartments – Minot, ND[2]	0	10,824	0	10,824
	501	16,800	0	17,301
Commercial Property - Office				
22,500 sq. ft. Bismarck 715 E. Bdwy – Bismarck, ND	389	1,267	255	1,911
50,360 sq. ft. IRET Corporate Plaza – Minot, ND[2]	0	3,896	0	3,896
	389	5,163	255	5,807
Commercial Property - Medical				
56,239 sq. ft. 2828 Chicago Avenue – Minneapolis, MN[3]	0	5,052	0	5,052
31,643 sq. ft. Southdale Medical Expansion (6545 France) – Edina, MN[4]	0	779	0	779
	0	5,831	0	5,831
Commercial Property - Industrial				
69,984 sq. ft. Minnetonka 13600 Cty Rd 62 – Minnetonka, MN	809	2,881	310	4,000
	809	2,881	310	4,000
Unimproved Land				
Bismarck 2130 S. 12th Street – Bismarck, ND	576	0	0	576
Bismarck 700 E. Main – Bismarck, ND	314	0	0	314
	890	0	0	890
Total Property Acquisitions	$ 2,589	$ 30,675	$ 565	$ 33,829

(1) Development property placed in service November 10, 2008. Approximately $145,000 of this cost was incurred in the three months ended April 30, 2009. Additional costs incurred in fiscal year 2008 totaled approximately $14,000 for a total project cost at April 30, 2009 of approximately $919,000.

(2) Development property placed in service January 19, 2009. Approximately $1.8 million of the residential cost and $563,000 of the commercial office cost was incurred in the three months ended April 30, 2009. Additional costs incurred in fiscal years 2008 and 2007 totaled $8.6 million for a total project cost at April 30, 2009 of $23.3 million.

(3) Development property placed in service September 16, 2008. Approximately $800,000 of this cost was incurred in the three months ended January 31, 2009. Additional costs incurred in fiscal years 2008 and 2007 totaled $7.8 million for a total project cost at April 30, 2009 of $12.9 million.

(4) Development property placed in service September 17, 2008. Approximately $364,000 of this cost was incurred in the three months ended January 31, 2009. Additional costs incurred in fiscal year 2008 totaled $5.4 million for a total project cost at April 30, 2009 of $6.2 million.

NOTE 10 • *continued*

Fiscal 2008 (*May 1, 2007 to April 30, 2008*)

Acquisitions and Development Projects Placed in Service	Land	Building	Intangible Assets	Acquisition Cost
	(in thousands)			
Multi-Family Residential				
96 – unit Greenfield Apartments – Omaha, NE	$ 578	$ 4,122	$ 0	$ 4,700
67 – unit Cottonwood Lake IV – Bismarck, ND[1]	267	5,924	0	6,191
	845	10,046	0	10,891
Commercial Property – Office				
20,528 sq. ft. Plymouth 5095 Nathan Lane Office Building – Plymouth, MN	604	1,236	160	2,000
78,560 sq. ft. 610 Business Center IV – Brooklyn Park, MN	975	5,525	0	6,500
64,607 sq. ft. Intertech Office Building – Fenton, MO	2,130	3,951	919	7,000
	3,709	10,712	1,079	15,500
Commercial Property—Medical (including Senior Housing)				
18,502 sq. ft. Barry Pointe Medical Building – Kansas City, MO	384	2,355	461	3,200
11,800 sq. ft./28 beds Edgewood Vista – Billings, MT	115	1,743	2,392	4,250
18,488 sq. ft./36 beds Edgewood Vista – East Grand Forks, MN	290	1,346	3,354	4,990
11,800 sq. ft./28 beds Edgewood Vista – Sioux Falls, SD	314	971	2,065	3,350
55,478 sq. ft. Edina 6405 France Medical – Edina, MN[2]	0	12,179	1,436	13,615
70,934 sq. ft. Edina 6363 France Medical – Edina, MN[2]	0	12,651	709	13,360
57,212 sq. ft. Minneapolis 701 25th Ave Medical (Riverside) – Minneapolis, MN[2]	0	7,225	775	8,000
53,466 sq. ft. Burnsville 303 Nicollet Medical (Ridgeview) – Burnsville, MN	1,071	6,842	887	8,800
36,199 sq. ft. Burnsville 305 Nicollet Medical (Ridgeview South) – Burnsville, MN	189	5,127	584	5,900
17,640 sq. ft. Eagan 1440 Duckwood Medical – Eagan, MN	521	1,547	257	2,325
5,192 sq. ft./13 beds Edgewood Vista – Belgrade, MT	35	744	1,321	2,100
5,194 sq. ft./13 beds Edgewood Vista – Columbus, NE	43	793	614	1,450
168,801 sq. ft./185 beds Edgewood Vista – Fargo, ND	792	20,578	4,480	25,850
5,185 sq. ft./13 beds Edgewood Vista – Grand Island, NE	34	742	624	1,400
5,135 sq. ft./13 beds Edgewood Vista – Norfolk, NE	42	691	567	1,300
	3,830	75,534	20,526	99,890
Commercial Property – Industrial				
50,400 sq. ft. Cedar Lake Business Center – St. Louis Park, MN	896	2,802	342	4,040
528,353 sq. ft. Urbandale Warehouse Building – Urbandale, IA	3,679	9,840	481	14,000
69,600 sq. ft. Woodbury 1865 Woodlane – Woodbury, MN	1,108	2,613	279	4,000
198,600 sq. ft. Eagan 2785 & 2795 Highway 55—Eagan, MN	3,058	2,557	785	6,400
	8,741	17,812	1,887	28,440
Total Property Acquisitions	$ 17,125	$ 114,104	$ 23,492	$ 154,721

(1) Development property placed in service January 2, 2008.
(2) Acquisition of leasehold interests only (air rights lease and ground leases).

NOTE 10 • *continued*

PROPERTY DISPOSITIONS

During fiscal year 2009, the Company had no material dispositions, compared to two properties and two buildings of an apartment community sold for an aggregate sale price of $1.4 million during fiscal 2008. Real estate assets sold by IRET during fiscal year 2008 were as follows:

	(in thousands)		
Fiscal 2008 Dispositions	**Sales Price**	**Book Value and Sales Cost**	**Gain/Loss**
Multi-Family Residential			
405 Grant Ave (Lonetree) Apartments – Harvey, ND	$ 185	$ 184	$ 1
Sweetwater Apartments – Devils Lake, ND	940	430	510
	1,125	614	511
Commercial Property – Office			
Minnetonka Office Buildings – Minnetonka, MN	310	307	3
	310	307	3
Total Fiscal 2008 Property Dispositions	$ 1,435	$ 921	$ 514

NOTE 11 • OPERATING SEGMENTS

IRET reports its results in five reportable segments: multi-family residential properties, and commercial office, medical (including senior housing), industrial and retail properties. Our reportable segments are aggregations of similar properties. The accounting policies of each of these segments are the same as those described in Note 2. We disclose segment information in accordance with SFAS 131, *Disclosures about Segments of an Enterprise and Related Disclosures* ("SFAS 131"). SFAS 131 requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing segment performance.

Segment information in this report is presented based on net operating income, which we define as total revenues less property operating expenses and real estate taxes. The following tables present revenues and net operating income for the fiscal years ended April 30, 2009, 2008 and 2007 from our five reportable segments, and reconcile net operating income of reportable segments to income before gain (loss) on sale of other investments and minority interest and discontinued operations as reported. Segment assets are also reconciled to Total Assets as reported in the consolidated financial statements.

	(in thousands)					
Year Ended April 30, 2009	**Multi-Family Residential**	**Commercial-Office**	**Commercial-Medical**	**Commercial-Industrial**	**Commercial-Retail**	**Total**
Real estate revenue	$ 76,716	$ 83,446	$ 52,564	$ 12,711	$ 14,568	$ 240,005
Real estate expenses	36,162	37,644	16,046	3,222	5,077	98,151
Net operating income	$ 40,554	$ 45,802	$ 36,518	$ 9,489	$ 9,491	141,854
Interest						(68,743)
Depreciation/amortization						(56,714)
Administrative, advisory and trustee fees						(4,882)
Other expenses						(1,440)
Impairment of real estate investment						(338)
Other income						922
Income before gain (loss) on sale of other investments and minority interest and discontinued operations						$ 10,659

NOTE 11 • *continued*

Year Ended April 30, 2008	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Real estate revenue	$ 72,827	$ 84,042	$ 38,412	$ 11,691	$ 14,198	$ 221,170
Real estate expenses	34,637	36,206	9,756	2,529	4,277	87,405
Net operating income	$ 38,190	$ 47,836	$ 28,656	$ 9,162	$ 9,921	133,765
Interest						(63,439)
Depreciation/amortization						(51,518)
Administrative, advisory and trustee fees						(5,203)
Other expenses						(1,344)
Other income						2,760
Income before gain (loss) on sale of other investments and minority interest and discontinued operations						$ 15,021

Year Ended April 30, 2007	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Real estate revenue	$ 66,972	$ 73,603	$ 34,783	$ 8,091	$ 14,089	$ 197,538
Real estate expenses	31,454	30,475	8,675	1,253	4,475	76,332
Net operating income	$ 35,518	$ 43,128	$ 26,108	$ 6,838	$ 9,614	121,206
Interest						(58,424)
Depreciation/amortization						(45,501)
Administrative, advisory and trustee fees						(4,451)
Other expenses						(1,240)
Other income						2,665
Income before gain (loss) on sale of other investments and minority interest and discontinued operations						$ 14,255

Segment Assets and Accumulated Depreciation

As of April 30, 2009	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Segment assets						
Property owned	$ 542,547	$ 571,565	$ 388,219	$ 108,103	$ 119,151	$ 1,729,585
Less accumulated depreciation	(115,729)	(72,960)	(42,345)	(12,847)	(18,990)	(262,871)
Total property owned	$ 426,818	$ 498,605	$ 345,874	$ 95,256	$ 100,161	$ 1,466,714
Cash and cash equivalents						33,244
Marketable securities – available-for-sale						420
Receivables and other assets						98,852
Unimproved land						5,701
Mortgage receivables, net of allowance						160
Total Assets						$ 1,605,091

NOTE 11 • *continued*

As of April 30, 2008	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Segment assets						
Property owned	$ 510,697	$ 556,712	$ 359,986	$ 104,060	$ 116,804	$ 1,648,259
Less accumulated depreciation	(101,964)	(58,095)	(32,466)	(10,520)	(16,334)	(219,379)
Total property owned	$ 408,733	$ 498,617	$ 327,520	$ 93,540	$ 100,470	$ 1,428,880
Cash and cash equivalents						53,481
Marketable securities – available-for-sale						420
Receivables and other assets						107,947
Development in progress						22,856
Unimproved land						3,901
Mortgage receivables, net of allowance						541
Total Assets						$ 1,618,026

NOTE 12 • DISCONTINUED OPERATIONS

SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* requires the Company to report in discontinued operations the results of operations of a property that has either been disposed of or is classified as held for sale. It also requires that any gains or losses from the sale of a property be reported in discontinued operations. There were no properties classified as held for sale as of April 30, 2009, 2008 and 2007. The following information shows the effect on net income, net of minority interest, and the gains or losses from the sale of properties classified as discontinued operations for the fiscal years ended April 30, 2008 and 2007. There were no sales of property classified as discontinued operations for the fiscal year ended April 30, 2009.

	(in thousands) 2008	2007
REVENUE		
Real estate rentals	$ 208	$ 1,609
Tenant reimbursement	2	66
TOTAL REVENUE	210	1,675
EXPENSES		
Interest	0	415
Depreciation/amortization related to real estate investments	47	299
Utilities	35	205
Maintenance	22	214
Real estate taxes	28	202
Insurance	4	31
Property management expenses	22	132
Administrative expenses	0	2
Other expenses	0	9
Impairment of real estate investment	0	640
TOTAL EXPENSES	158	2,149
Income before minority interest and gain on sale of discontinued operations	52	(474)
Minority interest portion of operating partnership income	(153)	(1,082)
Gain on sale of discontinued operations	514	4,640
DISCONTINUED OPERATIONS, NET OF MINORITY INTEREST	$ 413	$ 3,084
Segment Data		
Multi-Family Residential	$ 415	$ 1,783
Commercial - Office	(2)	392
Commercial - Medical	0	605
Commercial - Industrial	0	0
Commercial - Retail	0	170
Unimproved Land	0	134
Total	$ 413	$ 3,084

NOTE 12 • *continued*

	(in thousands) 2008	2007
Property Sale Data		
Sales price	$ 1,435	$ 22,543
Net book value and sales costs	921	17,903
Gain on sale of discontinued operations	$ 514	$ 4,640

NOTE 13 • EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. The Company has no outstanding options, warrants, convertible stock or other contractual obligations requiring issuance of additional common shares that would result in a dilution of earnings. While Units can be exchanged for shares on a one-for-one basis after a minimum holding period of one year, the exchange of Units for common shares has no effect on diluted earnings per share, as Unitholders and common shareholders effectively share equally in the net income of the Operating Partnership. The following table presents a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share reported in the consolidated financial statements for the fiscal years ended April 30, 2009, 2008 and 2007:

	For Years Ended April 30, (in thousands, except per share data)		
	2009	2008	2007
NUMERATOR			
Income from continuing operations	$ 8,526	$ 11,675	$ 11,026
Discontinued operations	0	413	3,084
Net income	8,526	12,088	14,110
Dividends to preferred shareholders	(2,372)	(2,372)	(2,372)
Numerator for basic earnings per share – net income available to common shareholders	6,154	9,716	11,738
Minority interest portion of operating partnership income	2,227	3,677	4,299
Numerator for diluted earnings per share	$ 8,381	$ 13,393	$ 16,037
DENOMINATOR			
Denominator for basic earnings per share weighted average shares	58,603	53,060	47,672
Effect of dilutive securities convertible operating partnership units	21,217	20,417	17,017
Denominator for diluted earnings per share	79,820	73,477	64,689
Earnings per common share from continuing operations – basic and diluted	$ .11	$ .17	$ .18
Earnings per common share from discontinued operations – basic and diluted	.00	.01	.06
NET INCOME PER COMMON SHARE – BASIC & DILUTED	$ .11	$ .18	$ .24

NOTE 14 • RETIREMENT PLANS

IRET sponsors a defined contribution profit sharing retirement plan and a defined contribution 401(k) plan. IRET's defined contribution profit sharing retirement plan is available to employees over the age of 21 who have completed one year of service. Participation in IRET's defined contribution 401(k) plan is available to all employees over the age of 21 immediately upon their employment with the Company, and employees participating in the 401(k) plan may contribute up to maximum levels established by the IRS. Employer contributions to the profit sharing and 401(k) plans are at the discretion of the Company's management. IRET currently contributes 4.5% of the salary of each employee participating in the profit sharing plan, and 3% of the salary of each employee participating in the 401(k) plan, for a total contribution of 7.5% of the salary of each of the employees participating in both plans. Contributions by IRET to these plans on behalf of employees totaled approximately $356,000 in fiscal year 2009, $305,000 in fiscal year 2008 and $258,000 in fiscal year 2007.

NOTE 15 • COMMITMENTS AND CONTINGENCIES

Ground Leases. As of April 30, 2009, the Company is a tenant under operating ground or air rights leases on eleven of its properties. The Company pays a total of approximately $503,000 per year in rent under these ground leases, which have remaining terms ranging from 4 to 92 years, and expiration dates ranging from July 2012 to October 2100. The Company has renewal options for five of the eleven ground leases, and rights of first offer or first refusal for the remainder.

The expected timing of ground and air rights lease payments as of April 30, 2009 is as follows:

	(in thousands)
Year Ended April 30,	**Lease Payments**
2010	$ 503
2011	503
2012	503
2013	503
2014	503
Thereafter	23,565
Total	$ 26,080

Legal Proceedings. IRET is involved in various lawsuits arising in the normal course of business. Management believes that such matters will not have a material effect on the Company's financial statements.

Environmental Matters. It is generally IRET's policy to obtain a Phase I environmental assessment of each property that the Company seeks to acquire. Such assessments have not revealed, nor is the Company aware of, any environmental liabilities that IRET believes would have a material adverse effect on IRET's financial position or results of operations. IRET owns properties that contain or potentially contain (based on the age of the property) asbestos or lead, or have underground fuel storage tanks. For certain of these properties, the Company estimated the fair value of the conditional asset retirement obligation in accordance with FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, or FIN 47, and chose not to book a liability, because the amounts involved were immaterial. With respect to certain other properties, the Company has not recorded any related asset retirement obligation, as the fair value of the liability cannot be reasonably estimated, due to uncertainties in the timing and manner of settlement of these obligations.

Tenant Improvements. In entering into leases with tenants, IRET may commit itself to fund improvements or build-outs of the rented space to suit tenant requirements. These tenant improvements are typically funded at the beginning of the lease term, and IRET is accordingly exposed to some risk of loss if a tenant defaults prior to the expiration of the lease term, and the rental income that was expected to cover the cost of the tenant improvements is not received. As of April 30, 2009, the Company is committed to fund approximately $7.1 million in tenant improvements, within approximately the next 12 months.

Purchase Options. The Company has granted options to purchase certain IRET properties to tenants in these properties, under lease agreements. In general, the options grant the tenant the right to purchase the property at the greater of such property's appraised value or an annual compounded increase of a specified percentage of the initial cost of the property to IRET. The property cost and gross rental revenue of these properties are as follows:

NOTE 15 • *continued*

Property	Investment Cost	Gross Rental Revenue 2009	Gross Rental Revenue 2008	Gross Rental Revenue 2007
	(in thousands)			
Abbott Northwest-Sartell, MN	$ 12,653	$ 1,292	$ 1,292	$ 1,252
Edgewood Vista-Belgrade, MT	2,135	196	31	0
Edgewood Vista-Billings, MT	4,274	396	66	0
Edgewood Vista-Bismarck, ND	10,903	1,008	985	980
Edgewood Vista-Brainerd, MN	10,667	988	971	968
Edgewood Vista-Columbus, NE	1,481	136	21	0
Edgewood Vista-East Grand Forks, MN	5,012	464	78	0
Edgewood Vista-Fargo, ND	26,322	2,065	310	0
Edgewood Vista-Fremont, NE	588	72	69	68
Edgewood Vista-Grand Island, NE	1,431	132	20	0
Edgewood Vista-Hastings, NE	606	76	69	68
Edgewood Vista-Hermantown I, MN	21,510	2,040	1,557	1,472
Edgewood Vista-Hermantown II, MN	12,359	1,144	1,127	1,124
Edgewood Vista-Kalispell, MT	624	76	72	72
Edgewood Vista-Missoula, MT	999	96	132	132
Edgewood Vista-Norfolk, NE	1,332	124	19	0
Edgewood Vista-Omaha, NE	676	80	77	76
Edgewood Vista-Sioux Falls, SD	3,357	312	52	0
Edgewood Vista-Spearfish, SD	6,792	628	612	608
Edgewood Vista-Virginia, MN	17,132	1,736	1,381	1,320
Fox River Cottages - Grand Chute, WI	3,956	388	387	260
Healtheast St John & Woodwinds- Maplewood & Woodbury, MN	21,601	2,052	2,032	2,032
Great Plains - Fargo, ND	15,375	1,876	1,876	1,876
Minnesota National Bank - Duluth, MN	2,104	211	205	135
St. Michael Clinic - St. Michael, MN	2,851	240	229	35
Stevens Point - Stevens Point, WI	15,020	1,356	1,279	630
Total	$ 201,760	$ 19,184	$ 14,949	$ 13,108

Income Guarantees. In connection with its acquisition in April 2004 of a portfolio of properties located in and near Duluth, Minnesota, the Company received from the seller of the properties a guarantee, for five years from the closing date of the acquisition, of a specified minimum amount of annual net operating income, before debt service (principal and interest payments), from two of the properties included in the portfolio. As of April 30, 2009, the Company has recorded a receivable for payment of approximately $215,000 under this guarantee.

Restrictions on Taxable Dispositions. Approximately 131 of the Company's properties, consisting of approximately 7.3 million square feet of our combined commercial segment's properties and 4,101 apartment units, are subject to restrictions on taxable dispositions under agreements entered into with some of the sellers or contributors of the properties. The real estate investment amount of these properties (net of accumulated depreciation) was approximately $862.3 million at April 30, 2009. The restrictions on taxable dispositions are effective for varying periods. The terms of these agreements generally prevent us from selling the properties in taxable transactions. The Company does not believe that the agreements materially affect the conduct of its business or its decisions whether to dispose of restricted properties during the restriction period because the Company generally holds these and its other properties for investment purposes, rather than for sale. Historically, however, where the Company has deemed it to be in its shareholders' best interests to dispose of restricted properties, the Company has done so through transactions structured as tax-deferred transactions under Section 1031 of the Internal Revenue Code.

Redemption Value of UPREIT Units. The limited partnership units ("UPREIT Units") of the Company's operating partnership, IRET Properties, are redeemable at the option of the holder for cash, or, at our option, for the Company's common shares of beneficial interest on a one-for-one basis, after a minimum one-year holding period. All UPREIT Units receive the same cash distributions as those paid on common shares. UPREIT Units are redeemable for an amount of cash per Unit equal to the average of the daily market price of an IRET common share

NOTE 15 • *continued*

for the ten consecutive trading days immediately preceding the date of valuation of the Unit. As of April 30, 2009 and 2008, the aggregate redemption value of the then-outstanding UPREIT Units of the operating partnership owned by limited partners was approximately $198.2 million and $218.3 million, respectively.

Joint Venture Buy/Sell Options. Certain of our joint venture agreements contain buy/sell options in which each party under certain circumstances has the option to acquire the interest of the other party, but do not generally require that we buy our partners' interests. We have one joint venture which allows our unaffiliated partner, at its election, to require that we buy its interest at a purchase price to be determined by an appraisal conducted in accordance with the terms of the agreement, or at a negotiated price. In accordance with Statement of Accounting Standards No. 5, *Accounting for Contingencies*, we have not recorded a liability or the related asset that would result from the acquisition in connection with the above potential obligation because the probability of our unaffiliated partner requiring us to buy their interest is not currently determinable, and we are unable to estimate the amount of the payment required for that purpose.

Development Projects. The Company completed several development or renovation projects during fiscal year 2009; these projects are included in the Acquisitions and Development Projects Placed in Service table in Note 10 above. IRET currently is constructing a 24-unit apartment building in Lincoln, NE, to replace the building in its Thomasbrook apartment complex destroyed by fire in July 2008. The construction of this apartment building is expected to cost approximately $2.2 million, of which $2.1 million will be covered by insurance. The remaining cost not covered by insurance is due to various property upgrades incorporated in the project by IRET to modernize and enhance the marketability of the units being constructed.

Crosstown Circle Office Building, Eden Prairie, MN. The Company's Crosstown Circle Office Building in Eden Prairie, Minnesota was acquired in October 2004 from Best Buy Company, which is leasing all but 7,500 square feet of the 185,000 square foot building under a master lease expiring September 30, 2010. Under the terms of the financing obtained by the Company for this building, the Company is obligated to fund a leasing reserve account in the event that a specified occupancy level is not met at the time the Best Buy master lease expires. The amount to be deposited in the leasing reserve account would be calculated by multiplying a specified amount per square foot by the difference between the specified occupancy level and the building's actual occupied square feet. The maximum amount the Company would be required to deposit in such leasing reserve account is $4,625,000. Funds in the leasing reserve account would be released as leases for vacant space in the building are executed.

Pending Acquisition. Subsequent to its April 30, 2009 fiscal year end, the Company signed a purchase agreement to acquire an approximately 42,180 square foot, single-tenant office showroom/warehouse building located in Iowa for $350,000 in cash and the issuance of limited partnership units of IRET Properties valued at $3.0 million, for a total purchase price of $3.4 million. This pending acquisition is subject to various closing conditions and contingencies, and no assurances can be given that this transaction will be completed.

NOTE 16 • FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Mortgage Loans Receivable. Fair values are based on the discounted value of future cash flows expected to be received for a loan using current rates at which similar loans would be made to borrowers with similar credit risk and the same remaining maturities. Terms are short term in nature and carrying value approximates the estimated fair value.

Cash and Cash Equivalents. The carrying amount approximates fair value because of the short maturity.

Marketable Securities. The fair values of these instruments are estimated based on quoted market prices for the security.

Other Debt. The fair value of other debt is estimated based on the discounted cash flows of the loan using current market rates.

Mortgages Payable. For variable rate loans that re-price frequently, fair values are based on carrying values. The fair value of fixed rate loans is estimated based on the discounted cash flows of the loans using current market rates.

NOTE 16 • *continued*

The estimated fair values of the Company's financial instruments as of April 30, 2009 and 2008, are as follows:

	(in thousands)			
	2009		**2008**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Mortgage loans receivable	$ 160	$ 160	$ 541	$ 541
Cash and cash equivalents	33,244	33,244	53,481	53,481
Marketable securities - available-for-sale	420	420	420	420
FINANCIAL LIABILITIES				
Other debt	1,000	1,129	73	74
Mortgages payable	1,070,158	1,301,071	1,063,858	1,079,986

NOTE 17 • COMMON AND PREFERRED SHARES OF BENEFICIAL INTEREST AND SHAREHOLDERS' EQUITY

Distribution Reinvestment and Share Purchase Plan. During fiscal years 2009 and 2008, IRET issued 1.3 million and 1.2 million common shares, respectively, pursuant to its distribution reinvestment and share purchase plan, at a total value at issuance of $12.4 million and $11.4 million, respectively. The shares issued under the distribution reinvestment and share purchase plan during fiscal year 2009 consisted of 1.2 million shares valued at issuance at $11.4 million that were issued for reinvested distributions and approximately 108,000 shares valued at $1.0 million at issuance that were sold for voluntary cash contributions. All the shares issued under the distribution reinvestment plan during fiscal year 2008 were issued for reinvested distributions. IRET's distribution reinvestment plan is available to common shareholders of IRET and all limited partners of IRET Properties. Under the distribution reinvestment plan, shareholders or limited partners may elect to have all or a portion of their distributions used to purchase additional IRET common shares, and may elect to make voluntary cash contributions for the purchase of IRET common shares, at a discount (currently 5%) from the market price.

Conversion of Units to Common Shares. During fiscal years 2009 and 2008, respectively, approximately 746,000 and 1.1 million Units were converted to common shares, with a total value of $5.0 million and $7.8 million included in shareholders' equity.

Issuance of Common Shares. In April 2009, the Company commenced the sale of up to $50 million of common shares pursuant to a continuous offering program. Through April 30, 2009, the Company sold 632,712 common shares as part of this program. The net proceeds (before offering expenses but after underwriting discounts and commissions) from the offering of $6.0 million through April 30, 2009 will be used for general corporate purposes. Through April 30, 2009, the Company paid Robert W. Baird & Co. Incorporated, its agent under this program, $122,000 in fees with respect to the common shares sold through this program. In October 2007, the Company sold 6.9 million common shares at $10.20 per share in an underwritten public offering, for net proceeds to the Company of approximately $66.4 million, after payment of commissions and other expenses of the offering. The Company conducted no public offerings of common shares in fiscal year 2007, other than sales of common shares under its Distribution Reinvestment Plan.

Series A Cumulative Redeemable Preferred Shares of Beneficial Interest. During fiscal year 2004, the Company issued 1,150,000 shares of 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest for total proceeds of $27.3 million, net of selling costs. Holders of the Company's Series A Cumulative Redeemable Preferred Shares of Beneficial Interest are entitled to receive dividends at an annual rate of 8.25% of the liquidation preference of $25 per share, or $2.0625 per share per annum. These dividends are cumulative and payable quarterly in arrears. The shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. However, the Company, at its option, may redeem the shares at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. The shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

NOTE 18 • QUARTERLY RESULTS OF CONSOLIDATED OPERATIONS *(unaudited)*

	(in thousands, except per share data)			
QUARTER ENDED	**July 31, 2008**	**October 31, 2008**	**January 31, 2009**	**April 30, 2009**
Revenues	$ 58,846	$ 59,573	$ 60,934	$ 60,652
Net Income available to common shareholders	$ 1,765	$ 1,930	$ 785	$ 1,674
Net Income per common share - basic & diluted	$ .03	$ .03	$ .02	$ .03

	(in thousands, except per share data)			
QUARTER ENDED	**July 31, 2007**	**October 31, 2007**	**January 31, 2008**	**April 30, 2008**
Revenues	$ 53,573	$ 54,211	$ 54,424	$ 58,962
Net Income available to common shareholders	$ 2,388	$ 2,243	$ 2,390	$ 2,695
Net Income per common share - basic & diluted	$ .05	$ .04	$ .04	$ .05

The above financial information is unaudited. In the opinion of management, all adjustments (which are of a normal recurring nature) have been included for a fair presentation.

NOTE 19 • SUBSEQUENT EVENTS

Common and Preferred Share Distributions. On June 30, 2009, the Company paid a distribution of 51.56 cents per share on the Company's Series A Cumulative Redeemable Preferred Shares to preferred shareholders of record on June 15, 2009. On July 1, 2009, the Company paid a distribution of 17.05 cents per share on the Company's common shares and units, to common shareholders and Unitholders of record on June 15, 2009. This common share/unit distribution represented an increase of .05 cents or 0.3% over the previous regular quarterly distribution of 17.00 cents per common share/unit paid April 1, 2009.

Common Share Offering. Subsequent to the fourth quarter of fiscal year 2009, IRET completed a public offering of 3,000,000 common shares of beneficial interest at $8.70 per share (before underwriting discounts and commissions). Proceeds to the Company were $24,795,000 after deducting underwriting discounts and commissions but before deducting offering expenses. The shares were sold pursuant to an Underwriting Agreement with Robert W. Baird & Co., Incorporated, D.A. Davidson & Co. and J.J.B. Hilliard, W.L. Lyons, Inc., and were issued pursuant to IRET's registration statement on Form S-3 filed with and declared effective by the Securities and Exchange Commission.

Pending Acquisition. The Company currently has no material pending acquisitions. In the fourth quarter of fiscal year 2009, IRET signed a purchase agreement to acquire a portfolio of office and retail properties located in the Minneapolis-St. Paul metropolitan area for a total of $29.7 million. The Company subsequently terminated this purchase agreement. Subsequent to its April 30, 2009 fiscal year end, the Company signed a purchase agreement to acquire an approximately 42,180 square foot, single-tenant office showroom/warehouse building located in Iowa for $350,000 in cash and the issuance of limited partnership units of IRET Properties valued at $3.0 million, for a total purchase price of $3.4 million. This pending acquisition is subject to various closing conditions and contingencies, and no assurances can be given that this transaction will be completed.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2009

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

	(in thousands)			
	Column A	**Column B**	**Column C**	**Column E**
Description	**Balance at Beginning of Year**	**Additions Charged Against Operations**	**Uncollectible Accounts Written-off**	**Balance at End of Year**
Fiscal Year Ended April 30, 2009				
Allowance for doubtful accounts	$ 1,264	$ 2,472	$ (2,605)	$ 1,131
Fiscal Year Ended April 30, 2008				
Allowance for doubtful accounts	$ 910	$ 1,060	$ (706)	$ 1,264
Fiscal Year Ended April 30, 2007				
Allowance for doubtful accounts	$ 725	$ 507	$ (322)	$ 910

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Multi-Family Residential										
17 South Main Apartments - Minot, ND	$ 198	$ 0	$ 0	$ 222	$ 0	$ 222	$ 222	$ (16)	2006	40 years
401 South Main Apartments - Minot, ND	693	158	334	791	164	1,119	1,283	(17)	1987	24-40 years
Arbors Apartments - S Sioux City, NE	4,272	350	6,625	577	373	7,179	7,552	(556)	2006	40 years
Boulder Court - Eagan, MN	4,075	1,067	5,498	1,381	1,272	6,674	7,946	(989)	2003	40 years
Brookfield Village Apartments - Topeka, KS	5,667	509	6,698	774	579	7,402	7,981	(1,072)	2003	40 years
Candlelight Apartments - Fargo, ND	1,392	80	758	1,025	216	1,647	1,863	(667)	1992	24-40 years
Canyon Lake Apartments - Rapid City, SD	2,702	305	3,958	321	325	4,259	4,584	(808)	2001	40 years
Castle Rock - Billings, MT	7,101	736	4,864	1,228	834	5,994	6,828	(1,623)	1998	40 years
Chateau Apartments - Minot, ND	1,802	122	2,224	1,092	168	3,270	3,438	(847)	1998	12-40 years
Cimarron Hills - Omaha, NE	0	706	9,588	2,920	997	12,217	13,214	(2,555)	2001	40 years
Colonial Villa - Burnsville, MN	8,149	2,401	11,515	2,143	2,633	13,426	16,059	(2,035)	2003	40 years
Colton Heights Properties - Minot, ND	548	80	672	247	111	888	999	(578)	1984	40 years
Cottonwood Community - Bismarck, ND	16,460	1,056	17,372	2,186	1,255	19,359	20,614	(3,714)	1997	40 years
Country Meadows Community - Billings, MT	5,345	491	7,809	722	518	8,504	9,022	(2,171)	1995	33-40 years
Crestview Apartments - Bismarck, ND	4,240	235	4,290	806	449	4,882	5,331	(2,015)	1994	24-40 years
Crown Colony Apartments - Topeka, KS	8,800	620	9,956	1,452	725	11,303	12,028	(2,720)	1999	40 years
Dakota Hill At Valley Ranch - Irving, TX	22,730	3,650	33,810	2,247	4,139	35,568	39,707	(8,364)	2000	40 years
East Park Apartments - Sioux Falls, SD	1,591	115	2,405	527	155	2,892	3,047	(530)	2002	40 years
Evergreen Apartments - Isanti, MN	2,155	380	2,720	50	380	2,770	3,150	(43)	2008	40 years
Forest Park Estates - Grand Forks, ND	6,178	810	5,579	3,718	1,081	9,026	10,107	(3,292)	1993	24-40 years
Greenfield Apartments - Omaha, NE	3,650	578	4,122	231	616	4,315	4,931	(145)	2007	40 years
Heritage Manor - Rochester, MN	4,714	403	6,968	1,452	442	8,381	8,823	(2,309)	1998	40 years
Indian Hills Apartments - Sioux City, IA	0	294	2,921	2,424	314	5,325	5,639	(190)	2007	40 years
IRET Corporate Plaza Apartments - Minot, ND	0	1,038	0	15,917	1,038	15,917	16,955	(108)	2009	40 years
Jenner Properties - Grand Forks, ND	1,624	184	1,513	771	266	2,202	2,468	(631)	1997	40 years
Kirkwood Manor - Bismarck, ND	1,925	449	2,725	1,232	537	3,869	4,406	(1,191)	1997	12-40 years
Lancaster Place - St. Cloud, MN	1,172	289	2,899	721	432	3,477	3,909	(877)	2000	40 years
Legacy Community - Grand Forks, ND	17,393	1,362	21,727	4,582	1,957	25,714	27,671	(5,732)	1995-2004	24-40 years
Magic City Apartments - Minot, ND	2,706	370	3,875	1,503	511	5,237	5,748	(1,560)	1997	12-40 years
Meadows Community - Jamestown, ND	2,809	590	4,519	975	629	5,455	6,084	(1,233)	1998	40 years
Minot 4th Street Apartments - Minot, ND	99	15	74	0	15	74	89	(2)	2008	40 years
Minot 11th Street Apartments - Minot, ND	99	11	53	1	11	54	65	(1)	2008	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Multi-Family Residential - *continued*										
Minot Fairmont Apartments - Minot, ND	$ 396	$ 28	$ 337	$ 2	$ 28	$ 339	$ 367	$ (8)	2008	40 years
Minot Westridge Apartments - Minot, ND	1,981	68	1,887	16	70	1,901	1,971	(46)	2008	40 years
Miramont Apartments - Fort Collins, CO	10,944	1,470	12,765	1,207	1,580	13,862	15,442	(4,368)	1996	40 years
Monticello Apartments - Monticello, MN	3,145	490	3,756	287	592	3,941	4,533	(537)	2004	40 years
Neighborhood Apartments - Colorado Springs, CO	9,871	1,034	9,812	2,870	1,148	12,568	13,716	(3,882)	1997	40 years
North Pointe - Bismarck, ND	2,108	143	2,244	155	160	2,382	2,542	(816)	1995	24-40 years
Oakmont Apartments - Sioux Falls, SD	3,737	423	4,838	185	430	5,016	5,446	(907)	2002	40 years
Oakwood - Sioux Falls, SD	3,480	543	2,784	3,310	757	5,880	6,637	(2,278)	1993	40 years
Olympic Village - Billings, MT	7,656	1,164	10,441	1,544	1,400	11,749	13,149	(2,698)	2000	40 years
Olympik Village Apartments - Rochester, MN	4,999	1,034	6,109	428	1,091	6,480	7,571	(723)	2005	40 years
Oxbow - Sioux Falls, SD	3,793	404	3,152	2,126	474	5,208	5,682	(1,849)	1994	24-40 years
Park Meadows Community - Waite Park, MN	9,606	1,143	9,099	4,202	1,485	12,959	14,444	(4,687)	1997	40 years
Pebble Springs - Bismarck, ND	340	7	748	79	36	798	834	(206)	1999	40 years
Pinecone Apartments - Fort Collins, CO	9,804	905	12,105	1,366	1,034	13,342	14,376	(4,687)	1995	40 years
Pinehurst Apartments - Billings, MT	402	72	687	91	74	776	850	(144)	2002	40 years
Pointe West - Rapid City, SD	2,910	240	3,538	1,107	304	4,581	4,885	(1,742)	1994	24-40 years
Prairie Winds Apartments - Sioux Falls, SD	1,553	144	1,816	339	208	2,091	2,299	(869)	1993	24-40 years
Prairiewood Meadows - Fargo, ND	2,564	280	2,531	810	335	3,286	3,621	(754)	2000	40 years
Quarry Ridge Apartments - Rochester, MN	12,618	1,312	13,362	154	1,320	13,508	14,828	(892)	2006	40 years
Ridge Oaks - Sioux City, IA	2,619	178	4,073	1,501	252	5,500	5,752	(1,306)	2001	40 years
Rimrock Apartments - Billings, MT	2,174	330	3,489	443	390	3,872	4,262	(971)	1999	40 years
Rocky Meadows - Billings, MT	3,089	656	5,726	715	744	6,353	7,097	(2,061)	1995	40 years
Rum River Apartments - Isanti, MN	3,913	843	4,823	10	843	4,833	5,676	(247)	2007	40 years
SCSH Campus Center Apartments - St. Cloud, MN	1,539	395	2,244	38	395	2,282	2,677	(127)	2007	40 years
SCSH Campus Heights Apartments - St. Cloud, MN	0	110	628	15	110	643	753	(36)	2007	40 years
SCSH Campus Knoll I Apartments - St. Cloud, MN	1,026	265	1,512	34	266	1,545	1,811	(87)	2007	40 years
SCSH Campus Plaza Apartments - St. Cloud, MN	0	54	311	6	54	317	371	(18)	2007	40 years
SCSH Campus Side Apartments - St. Cloud, MN	0	107	615	22	108	636	744	(36)	2007	40 years
SCSH Campus View Apartments - St. Cloud, MN	0	107	615	13	107	628	735	(35)	2007	40 years
SCSH Cornerstone Apartments - St. Cloud, MN	0	54	311	12	54	323	377	(18)	2007	40 years
SCSH University Park Place Apartments - St. Cloud, MN	0	78	451	11	78	462	540	(26)	2007	40 years
Sherwood Apartments - Topeka, KS	13,200	1,150	14,684	1,910	1,487	16,257	17,744	(3,983)	1999	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Multi-Family Residential - *continued*										
Southbrook & Mariposa - Topeka, KS	$ 3,170	$ 399	$ 5,110	$ 226	$ 419	$ 5,316	$ 5,735	$ (592)	2004	40 years
South Pointe - Minot, ND	9,521	550	9,548	1,706	1,246	10,558	11,804	(3,470)	1995	24-40 years
Southview Apartments - Minot, ND	738	185	469	257	219	692	911	(257)	1994	24-40 years
Southwind Apartments - Grand Forks, ND	6,079	400	5,034	1,864	689	6,609	7,298	(2,193)	1995	24-40 years
Sunset Trail - Rochester, MN	7,767	336	12,814	1,841	479	14,512	14,991	(2,992)	1999	40 years
Sweetwater Properties - Grafton, ND	0	50	403	499	58	894	952	(570)	1974	5-40 years
Sycamore Village Apartments - Sioux Falls, SD	895	101	1,317	359	146	1,631	1,777	(308)	2002	40 years
Terrace On The Green - Moorhead, MN	1,416	24	1,490	1,773	130	3,157	3,287	(2,154)	1970	33-40 years
Thomasbrook Apartments - Lincoln, NE	5,077	544	7,847	2,220	700	9,911	10,611	(2,742)	1999	40 years
Valley Park Manor - Grand Forks, ND	3,547	293	4,137	1,812	407	5,835	6,242	(1,555)	1999	40 years
Village Green - Rochester, MN	1,560	234	2,296	353	326	2,557	2,883	(375)	2003	40 years
West Stonehill - Waite Park, MN	9,338	939	10,167	3,581	1,171	13,516	14,687	(4,766)	1995	40 years
Westwood Park - Bismarck, ND	1,006	116	1,909	792	237	2,580	2,817	(780)	1998	40 years
Winchester - Rochester, MN	3,819	748	5,622	958	966	6,362	7,328	(959)	2003	40 years
Woodridge Apartments - Rochester, MN	2,518	370	6,028	1,331	432	7,297	7,729	(2,381)	1997	40 years
Total Multi-Family Residential	$ 316,207	$ 39,974	$ 403,755	$ 98,818	$ 48,181	$ 494,366	$ 542,547	$ (115,729)		
Office										
1st Avenue Building - Minot, ND	$ 0	$ 30	$ 80	$ 584	$ 33	$ 661	$ 694	$ (339)	1981	33-40 years
12 South Main - Minot, ND	0	29	0	364	29	364	393	(140)	1987	24-40 years
610 Business Center IV - Brooklyn Park, MN	7,432	975	5,542	2,886	980	8,423	9,403	(319)	2007	40 years
2030 Cliff Road - Eagan, MN	495	146	835	2	146	837	983	(168)	2001	19-40 years
7800 West Brown Deer Road - Milwaukee, WI	11,360	1,455	9,267	755	1,475	10,002	11,477	(1,839)	2003	40 years
American Corporate Center - Mendota Heights, MN	9,597	893	16,768	3,209	893	19,977	20,870	(4,240)	2002	40 years
Ameritrade - Omaha, NE	4,140	327	7,957	65	327	8,022	8,349	(2,011)	1999	40 years
Benton Business Park - Sauk Rapids, MN	800	188	1,261	78	188	1,339	1,527	(205)	2003	40 years
Bismarck 715 East Broadway - Bismarck, ND	0	389	0	1,283	389	1,283	1,672	(22)	2008	40 years
Bloomington Business Plaza - Bloomington, MN	4,297	1,300	6,106	644	1,305	6,745	8,050	(1,529)	2001	40 years
Brenwood - Minnetonka, MN	7,640	1,762	12,138	2,893	1,770	15,023	16,793	(3,055)	2002	40 years
Brook Valley I - La Vista, NE	1,459	347	1,671	37	347	1,708	2,055	(154)	2005	45 years
Burnsville Bluffs II - Burnsville, MN	1,267	300	2,154	898	301	3,051	3,352	(751)	2001	40 years
Cold Spring Center - St. Cloud, MN	4,212	588	7,808	750	592	8,554	9,146	(1,806)	2001	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Office - *continued*										
Corporate Center West - Omaha, NE	$ 17,315	$ 3,880	$ 17,509	$ 16	$ 3,880	$ 17,525	$ 21,405	$ (1,150)	2006	40 years
Crosstown Centre - Eden Prairie, MN	14,973	2,884	14,569	480	2,887	15,046	17,933	(1,741)	2004	40 years
Dewey Hill Business Center - Edina, MN	2,663	985	3,507	849	995	4,346	5,341	(1,106)	2000	40 years
Farnam Executive Center - Omaha, NE	12,160	2,188	11,404	0	2,188	11,404	13,592	(748)	2006	40 years
Flagship - Eden Praire, MN	21,565	1,899	21,638	590	1,899	22,228	24,127	(1,548)	2006	40 years
Gateway Corporate Center - Woodbury, MN	8,700	1,637	7,763	89	1,637	7,852	9,489	(524)	2006	40 years
Golden Hills Office Center - Golden Valley, MN	14,537	3,018	24,482	(3,298)	3,018	21,184	24,202	(3,797)	2003	40 years
Great Plains - Fargo, ND	5,295	126	15,240	9	126	15,249	15,375	(3,701)	1997	40 years
Highlands Ranch - Highlands Ranch, CO	8,940	1,437	9,549	926	1,437	10,475	11,912	(1,326)	2004	40 years
Highlands Ranch I - Highlands Ranch, CO	9,014	2,268	8,362	0	2,268	8,362	10,630	(514)	2006	40 years
Interlachen Corporate Center - Edina, MN	9,886	1,650	14,983	186	1,652	15,167	16,819	(2,931)	2001	40 years
Intertech Building - Fenton, MO	4,820	2,130	3,969	0	2,130	3,969	6,099	(136)	2007	40 years
IRET Corporate Plaza - Minot, ND	0	389	5,217	711	389	5,928	6,317	(46)	2009	40 years
Mendota Office Center I - Mendota Heights, MN	3,806	835	6,169	333	835	6,502	7,337	(1,269)	2002	40 years
Mendota Office Center II - Mendota Heights, MN	6,094	1,121	10,085	1,266	1,121	11,351	12,472	(2,436)	2002	40 years
Mendota Office Center III - Mendota Heights, MN	3,554	970	5,734	109	970	5,843	6,813	(1,101)	2002	40 years
Mendota Office Center IV - Mendota Heights, MN	4,615	1,070	7,635	578	1,070	8,213	9,283	(1,437)	2002	40 years
Minnesota National Bank - Duluth, MN	1,038	287	1,454	4	288	1,457	1,745	(184)	2004	40 years
Miracle Hills One - Omaha, NE	8,895	1,974	10,117	574	1,974	10,691	12,665	(841)	2006	40 years
Nicollett VII - Burnsville, MN	4,090	429	6,931	84	436	7,008	7,444	(1,418)	2001	40 years
Northgate I - Maple Grove, MN	5,807	1,062	6,358	822	1,067	7,175	8,242	(816)	2004	40 years
Northgate II - Maple Grove, MN	1,312	359	1,944	142	403	2,042	2,445	(521)	1999	40 years
Northpark Corporate Center - Arden Hills, MN	13,704	2,034	14,584	933	2,034	15,517	17,551	(1,238)	2006	40 years
Pacific Hills - Omaha, NE	16,770	4,220	11,988	744	4,220	12,732	16,952	(895)	2006	40 years
Pillsbury Business Center - Bloomington, MN	959	284	1,556	66	284	1,622	1,906	(339)	2001	40 years
Plaza VII - Boise, ID	1,209	300	3,058	411	351	3,418	3,769	(585)	2003	40 years
Plymouth 5095 Nathan Lane - Plymouth, MN	1,327	604	1,253	40	604	1,293	1,897	(58)	2007	40 years
Plymouth I - Plymouth, MN	1,302	530	1,133	27	530	1,160	1,690	(140)	2004	40 years
Plymouth II - Plymouth, MN	1,302	367	1,264	40	367	1,304	1,671	(161)	2004	40 years
Plymouth III - Plymouth, MN	1,602	507	1,495	350	507	1,845	2,352	(201)	2004	40 years
Plymouth IV & V - Plymouth, MN	7,962	1,336	12,692	1,264	1,338	13,954	15,292	(2,949)	2001	40 years
Prairie Oak Business Center - Eden Prairie, MN	3,609	531	4,069	1,296	563	5,333	5,896	(1,015)	2003	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Office - *continued*										
Rapid City 900 Concourse Drive - Rapid City, SD	$ 2,731	$ 285	$ 6,600	$ 203	$ 321	$ 6,767	$ 7,088	$ (1,493)	2000	40 years
Riverport - Maryland Heights, MO	19,690	1,891	18,982	12	1,903	18,982	20,885	(1,246)	2006	40 years
Southeast Tech Center - Eagan, MN	3,549	560	5,496	302	569	5,789	6,358	(1,501)	1999	40 years
Spring Valley IV - Omaha, NE	868	178	916	60	186	968	1,154	(98)	2005	40 years
Spring Valley V - Omaha, NE	955	212	1,123	223	212	1,346	1,558	(112)	2005	40 years
Spring Valley X - Omaha, NE	886	180	1,024	28	180	1,052	1,232	(98)	2005	40 years
Spring Valley XI - Omaha, NE	868	143	1,094	28	143	1,122	1,265	(102)	2005	40 years
Superior Office Building - Duluth, MN	1,561	336	2,200	3	336	2,203	2,539	(278)	2004	40 years
TCA Building - Eagan, MN	8,766	627	8,571	730	684	9,244	9,928	(1,494)	2003	40 years
Three Paramount Plaza - Bloomington, MN	3,969	1,261	6,149	1,040	1,298	7,152	8,450	(1,377)	2002	40 years
Thresher Square - Minneapolis, MN	0	1,094	10,026	1,539	1,104	11,555	12,659	(2,057)	2002	40 years
Timberlands - Leawood, KS	13,155	2,375	12,218	266	2,408	12,451	14,859	(945)	2006	40 years
UHC Office - International Falls, MN	1,323	119	2,366	20	119	2,386	2,505	(308)	2004	40 years
US Bank Financial Center - Bloomington, MN	14,547	3,117	13,350	342	3,119	13,690	16,809	(1,415)	2005	40 years
Viromed - Eden Prairie, MN	1,415	666	4,197	1	666	4,198	4,864	(1,071)	1999	40 years
Wells Fargo Center - St Cloud, MN	6,897	869	8,373	810	869	9,183	10,052	(956)	2005	40 years
West River Business Park - Waite Park, MN	800	235	1,195	46	235	1,241	1,476	(187)	2003	40 years
Westgate - Boise, ID	6,570	1,000	10,618	619	1,000	11,237	12,237	(1,803)	2003	40 years
Whitewater Plaza - Minnetonka, MN	4,057	530	4,860	274	577	5,087	5,664	(990)	2002	40 years
Wirth Corporate Center - Golden Valley, MN	4,258	970	7,659	425	971	8,083	9,054	(1,616)	2002	40 years
Woodlands Plaza IV - Maryland Heights, MO	4,360	771	4,609	122	771	4,731	5,502	(363)	2006	40 years
Total Office	$ 372,749	$ 69,459	$ 470,924	$ 31,182	$ 69,914	$ 501,651	$ 571,565	$ (72,960)		
Medical										
2800 Medical Building - Minneapolis, MN	$ 6,091	$ 204	$ 7,135	$ 1,337	$ 229	$ 8,447	$ 8,676	$ (876)	2005	40 years
2828 Chicago Avenue - Minneapolis, MN	0	726	11,319	4,461	726	15,780	16,506	(309)	2007	40 years
Abbott Northwest - Sartell, MN	5,910	0	11,781	872	0	12,653	12,653	(2,170)	2002	40 years
Airport Medical - Bloomington, MN	2,116	0	4,678	0	0	4,678	4,678	(1,029)	2002	40 years
Barry Pointe Office Park - Kansas City, MO	1,544	384	2,366	95	384	2,461	2,845	(121)	2007	40 years
Burnsville 303 Nicollet Medical (Ridgeview) - Burnsville, MN	7,867	1,071	6,842	696	1,071	7,538	8,609	(212)	2008	40 years
Burnsville 305 Nicollet Medical (Ridgeview South) - Burnsville, MN	4,917	189	5,127	534	189	5,661	5,850	(165)	2008	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Medical - *continued*										
Denfeld Clinic - Duluth, MN	$ 2,041	$ 501	$ 2,597	$ 1	$ 501	$ 2,598	$ 3,099	$ (328)	2004	40 years
Eagan 1440 Duckwood Medical - Eagan, MN	1,967	521	1,547	519	521	2,066	2,587	(72)	2008	40 years
Edgewood Vista - Belgrade, MT	0	35	779	0	35	779	814	(22)	2008	40 years
Edgewood Vista - Billings, MT	976	115	1,782	(15)	115	1,767	1,882	(54)	2008	40 years
Edgewood Vista - Bismarck, ND	6,520	511	9,193	36	511	9,229	9,740	(834)	2005	40 years
Edgewood Vista - Brainerd, MN	6,444	587	8,999	34	587	9,033	9,620	(817)	2005	40 years
Edgewood Vista - Columbus, NE	0	43	824	0	43	824	867	(23)	2008	40 years
Edgewood Vista - East Grand Forks, MN	1,453	290	1,383	(31)	290	1,352	1,642	(41)	2008	40 years
Edgewood Vista - Fargo, ND	14,497	792	21,050	1	792	21,051	21,843	(592)	2008	40 years
Edgewood Vista - Fremont, NE	652	56	490	42	56	532	588	(104)	2000	40 years
Edgewood Vista - Grand Island, NE	0	33	773	1	33	774	807	(22)	2008	40 years
Edgewood Vista - Hastings, NE	672	49	517	40	49	557	606	(111)	2000	40 years
Edgewood Vista - Hermantown I, MN	18,020	288	9,871	1,501	288	11,372	11,660	(2,169)	2000	40 years
Edgewood Vista - Hermantown II, MN	7,467	719	10,517	33	719	10,550	11,269	(954)	2005	40 years
Edgewood Vista - Kalispell, MT	674	70	502	52	70	554	624	(107)	2001	40 years
Edgewood Vista - Missoula, MT	957	109	854	36	109	890	999	(268)	1996	40 years
Edgewood Vista - Norfolk, NE	0	42	722	0	42	722	764	(20)	2008	40 years
Edgewood Vista - Omaha, NE	426	89	547	40	89	587	676	(112)	2001	40 years
Edgewood Vista - Sioux Falls, SD	975	314	1,001	(26)	314	975	1,289	(30)	2008	40 years
Edgewood Vista - Spearfish, SD	4,059	315	5,807	34	315	5,841	6,156	(527)	2005	40 years
Edgewood Vista - Virginia, MN	15,328	246	11,823	77	246	11,900	12,146	(1,867)	2002	40 years
Edina 6363 France Medical - Edina, MN	8,159	0	12,675	20	0	12,695	12,695	(520)	2008	40 years
Edina 6405 France Medical - Edina, MN	9,323	0	12,201	0	0	12,201	12,201	(366)	2008	40 years
Edina 6517 Drew Avenue - Edina, MN	1,244	353	660	524	372	1,165	1,537	(223)	2002	40 years
Edina 6525 France SMC II - Edina, MN	9,798	755	8,054	5,824	755	13,878	14,633	(2,669)	2003	40 years
Edina 6545 France SMC I - Edina, MN	21,973	3,480	30,743	10,101	3,480	40,844	44,324	(7,672)	2001	40 years
Fox River Cottages - Grand Chute, WI	2,308	305	2,746	757	305	3,503	3,808	(192)	2006	40 years
Fresenius - Duluth, MN	952	50	1,520	2	50	1,522	1,572	(192)	2004	40 years
Garden View - St. Paul, MN	3,079	0	7,408	462	0	7,870	7,870	(1,377)	2002	40 years
Gateway Clinic - Sandstone, MN	1,182	66	1,699	0	66	1,699	1,765	(214)	2004	40 years
Health East St John & Woodwinds - Maplewood & Woodbury, MN	14,705	3,239	18,363	0	3,239	18,363	21,602	(4,112)	2000	40 years
High Pointe Health Campus - Lake Elmo, MN	3,605	1,305	10,528	347	1,308	10,872	12,180	(1,305)	2004	40 years
Mariner Clinic - Superior, WI	2,586	0	3,781	7	6	3,782	3,788	(478)	2004	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Medical - *continued*										
Minneapolis 701 25th Avenue Medical (Riverside) - Minneapolis, MN	$ 6,834	$ 0	$ 7,873	$ 0	$ 0	$ 7,873	$ 7,873	$ (221)	2008	40 years
Nebraska Orthopaedic Hospital - Omaha, NE	13,500	0	20,272	240	0	20,512	20,512	(2,542)	2004	40 years
Park Dental - Brooklyn Center, MN	1,213	185	2,767	0	185	2,767	2,952	(458)	2002	40 years
Pavilion I - Duluth, MN	6,813	1,245	8,898	31	1,245	8,929	10,174	(1,090)	2004	40 years
Pavilion II - Duluth, MN	12,537	2,715	14,673	1,937	2,715	16,610	19,325	(2,642)	2004	40 years
Ritchie Medical Plaza - St Paul, MN	7,290	1,615	7,851	110	1,647	7,929	9,576	(772)	2005	40 years
St Michael Clinic - St Michael, MN	2,078	328	2,259	264	328	2,523	2,851	(131)	2007	40 years
Stevens Point - Stevens Point, WI	11,306	442	3,888	10,495	442	14,383	14,825	(899)	2006	40 years
Wells Clinic - Hibbing, MN	1,803	162	2,497	2	162	2,499	2,661	(314)	2004	40 years
Total Medical	$ 253,861	$ 24,544	$ 322,182	$ 41,493	24,629	$ 363,590	$ 388,219	$ (42,345)		
Industrial										
API Building - Duluth, MN	$ 1,058	$ 115	$ 1,605	$ 3	$ 115	$ 1,608	$ 1,723	$ (203)	2004	40 years
Bloomington 2000 West 94th Street - Bloomington, MN	4,076	2,133	4,096	0	2,133	4,096	6,229	(245)	2006	40 years
Bodycote Industrial Building - Eden Prairie, MN	1,313	198	1,154	800	198	1,954	2,152	(662)	1992	40 years
Cedar Lake Business Center - St. Louis Park, MN	2,487	895	2,810	6	895	2,816	3,711	(133)	2007	40 years
Dixon Avenue Industrial Park - Des Moines, IA	7,786	1,439	10,758	984	1,439	11,742	13,181	(2,073)	2002	40 years
Eagan 2785 & 2795 Highway 55 - Eagan, MN	3,776	3,058	2,570	0	3,058	2,570	5,628	(80)	2008	40 years
Lexington Commerce Center - Eagan, MN	2,854	453	4,352	1,675	480	6,000	6,480	(1,558)	1999	40 years
Lighthouse - Duluth, MN	1,111	90	1,788	7	90	1,795	1,885	(227)	2004	40 years
Metal Improvement Company - New Brighton, MN	1,217	240	2,189	78	240	2,267	2,507	(404)	2002	40 years
Minnetonka 13600 County Road 62 - Minnetonka, MN	2,499	809	434	2,459	809	2,893	3,702	(18)	2009	40 years
Roseville 2929 Long Lake Road - Roseville, MN	5,995	1,966	7,272	1,474	1,980	8,732	10,712	(488)	2006	40 years
Stone Container - Fargo, ND	3,124	440	6,597	104	440	6,701	7,141	(1,938)	1995	40 years
Stone Container - Roseville, MN	4,173	810	7,440	0	810	7,440	8,250	(1,372)	2001	40 years
Urbandale 3900 106th Street - Urbandale, IA	10,800	3,680	10,089	355	3,721	10,403	14,124	(498)	2007	40 years
Waconia Industrial Building - Waconia, MN	1,122	165	1,492	383	187	1,853	2,040	(479)	2000	40 years
Wilson's Leather - Brooklyn Park, MN	7,295	1,368	11,643	864	1,368	12,507	13,875	(2,140)	2002	40 years
Winsted Industrial Building - Winsted, MN	0	100	901	6	100	907	1,007	(212)	2001	40 years
Woodbury 1865 Woodland - Woodbury, MN	2,926	1,108	2,628	20	1,108	2,648	3,756	(117)	2007	40 years
Total Industrial	$ 63,612	$ 19,067	$ 79,818	$ 9,218	$ 19,171	$ 88,932	$ 108,103	$ (12,847)		
Retail										
17 South Main - Minot, ND	$ 0	$ 15	$ 75	$ 197	$ 17	$ 270	$ 287	$ (103)	2000	40 years
Anoka Strip Center - Anoka, MN	0	123	602	19	134	610	744	(95)	2003	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	**Encumbrances**	**Land**	**Buildings & Improvements**	**Costs capitalized subsequent to acquisition**	**Land**	**Buildings & Improvements**	**Total**	**Accumulated Depreciation**	**Date of Construction or Acquisition**	**Life on which depreciation in latest income statement is computed**
Retail - *continued*										
Burnsville 1 Strip Center - Burnsville, MN	$ 578	$ 207	$ 772	$ 202	$ 208	$ 973	$ 1,181	$ (143)	2003	40 years
Burnsville 2 Strip Center - Burnsville, MN	460	291	469	202	291	671	962	(106)	2003	40 years
Champlin South Pond - Champlin, MN	1,957	842	2,703	48	866	2,727	3,593	(356)	2004	40 years
Chan West Village - Chanhassen, MN	14,323	5,035	14,665	1,723	5,606	15,817	21,423	(2,533)	2003	40 years
Dakota West Plaza - Minot , ND	421	92	493	26	106	505	611	(39)	2006	40 years
Duluth Denfeld Retail - Duluth, MN	2,970	276	4,699	15	276	4,714	4,990	(601)	2004	40 years
Duluth NAPA - Duluth, MN	899	130	1,800	3	130	1,803	1,933	(227)	2004	40 years
Eagan Community - Eagan, MN	1,501	702	1,588	853	703	2,440	3,143	(315)	2003	40 years
East Grand Station - East Grand Forks, MN	330	150	1,235	309	151	1,543	1,694	(301)	1999	40 years
Fargo Express Community - Fargo, ND	1,132	374	1,420	19	385	1,428	1,813	(208)	2003-2005	40 years
Forest Lake Auto - Forest Lake, MN	0	50	446	13	50	459	509	(69)	2003	40 years
Forest Lake Westlake Center - Forest Lake, MN	4,805	2,446	5,304	455	2,480	5,725	8,205	(891)	2003	40 years
Grand Forks Carmike - Grand Forks, ND	1,943	184	2,360	2	184	2,362	2,546	(856)	1994	40 years
Grand Forks Medpark Mall - Grand Forks, ND	2,907	680	4,808	233	720	5,001	5,721	(1,182)	2000	40 years
Jamestown Buffalo Mall - Jamestown, ND	1,594	566	3,209	2,408	857	5,326	6,183	(594)	2003	40 years
Jamestown Business Center - Jamestown, ND	699	297	1,023	1,172	326	2,166	2,492	(371)	2003	40 years
Kalispell Retail Center - Kalispell, MT	1,543	250	2,250	973	253	3,220	3,473	(446)	2003	40 years
Kentwood Thomasville Furniture - Kentwood, MI	529	225	1,889	9	225	1,898	2,123	(592)	1996	40 years
Ladysmith Pamida - Ladysmith, WI	1,081	89	1,411	0	89	1,411	1,500	(219)	2003	40 years
Lakeville Strip Center - Lakeville, MN	1,129	46	1,142	783	94	1,877	1,971	(351)	2003	40 years
Livingston Pamida - Livingston, MT	1,284	227	1,573	0	227	1,573	1,800	(244)	2003	40 years
Minot Arrowhead - Minot, ND	5,008	100	1,064	7,104	722	7,546	8,268	(2,934)	1973	15 1/2-40 years
Minot Plaza - Minot, ND	634	50	453	105	72	536	608	(220)	1993	40 years
Monticello C Store - Monticello, MN	0	86	769	38	118	775	893	(123)	2003	40 years
Omaha Barnes & Noble - Omaha, NE	2,931	600	3,099	0	600	3,099	3,699	(1,046)	1995	40 years
Pine City C Store - Pine City, MN	333	83	357	2	83	359	442	(56)	2003	40 years
Pine City Evergreen Square - Pine City, MN	2,043	154	2,646	556	385	2,971	3,356	(495)	2003	40 years
Rochester Maplewood Square - Rochester, MN	3,660	3,275	8,610	126	3,294	8,717	12,011	(2,131)	1999	40 years
St. Cloud Westgate - St. Cloud, MN	3,691	1,219	5,535	87	1,242	5,599	6,841	(724)	2004	40 years
Weston Retail - Weston, WI	0	79	1,575	27	80	1,601	1,681	(247)	2003	40 years
Weston Walgreens - Weston, WI	3,344	66	1,718	671	66	2,389	2,455	(172)	2006	40 years
Total Retail	$ 63,729	$ 19,009	$ 81,762	$ 18,380	$ 21,040	$ 98,111	$ 119,151	$ (18,990)		
Subtotal	$ 1,070,158	$ 172,053	$ 1,358,441	$ 199,091	$ 182,935	$ 1,546,650	$ 1,729,585	$ (262,871)		

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2009

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Unimproved Land										
Bismarck 2130 S 12th St - Bismarck, ND	$ 0	$ 576	$ 0	$ 11	$ 587	$ 0	$ 587	$ 0	2008	40 years
Bismarck 700 E Main - Bismarck, ND	0	314	0	513	314	513	827	0	2008	40 years
Eagan Unimproved Land - Eagan, MN	0	423	0	0	423	0	423	0	2006	40 years
IRET Corporate Plaza Out-lot - Minot, ND	0	323	0	0	323	0	323	0	2009	40 years
Kalispell Unimproved Land - Kalispell, MT	0	1,400	0	24	1,411	13	1,424	0	2003	40 years
Monticello Unimproved Land - Monticello, MN	0	95	0	2	97	0	97	0	2006	40 years
Quarry Ridge Unimproved Land - Rochester, MN	0	942	0	0	942	0	942	0	2006	40 years
River Falls Unimproved Land - River Falls, WI	0	200	0	5	203	2	205	0	2003	40 years
Thomasbrook 24 Units - Lincoln, NE	0	56	0	0	56	0	56	0	2008	40 years
Urbandale Unimproved Land - Urbandale, IA	0	5	0	0	5	0	5	0	2009	40 years
Weston Unimproved Land - Weston, WI	0	812	0	0	812	0	812	0	2006	40 years
Total Unimproved Land	$ 0	$ 5,146	$ 0	$ 555	$ 5,173	$ 528	$ 5,701	$ 0		
Total	$ 1,070,158	$ 177,199	$ 1,358,441	$ 199,646	$ 188,108	$ 1,547,178	$ 1,735,286	(262,871)		

Schedule III

REAL ESTATE AND ACCUMULATED DEPRECIATION

Reconciliations of total real estate carrying value for the three years ended April 30, 2009, 2008, and 2007 are as follows:

	(in thousands)		
	2009	**2008**	**2007**
Balance at beginning of year	$ 1,648,259	$ 1,489,287	$ 1,269,423
Additions during year			
Multi-Family Residential	23,215	11,159	38,562
Commercial Office	8,573	14,473	147,302
Commercial Medical	19,084	82,233	5,638
Commercial Industrial	4,337	27,132	15,467
Commercial Retail	0	0	2,382
Improvements and Other	27,971	25,787	30,865
	1,731,439	1,650,071	1,509,639
Deductions during year			
Cost of real estate sold	(49)	(1,812)	(19,797)
Impairment charge	(338)	0	(555)
Other[(1)]	(1,467)	0	0
Balance at close of year[(2)]	$ 1,729,585	$ 1,648,259	$ 1,489,287

Reconciliations of accumulated depreciation/amortization for the three years ended April 30, 2009, 2008, and 2007, are as follows:

	(in thousands)		
	2009	**2008**	**2007**
Balance at beginning of year	$ 219,379	$ 180,544	$ 148,607
Additions during year			
Provisions for depreciation	44,227	39,806	35,143
Deductions during year			
Accumulated depreciation on real estate sold	(36)	(971)	(3,206)
Other[(1)]	(699)	0	0
Balance at close of year	$ 262,871	$ 219,379	$ 180,544

(1) Consists of miscellaneous disposed assets.
(2) The net basis of the Company's real estate investments for Federal Income Tax purposes is approximately $1.2 billion.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2009

Schedule IV

INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

				(in thousands)			
	Interest Rate	**Final Maturity Date**	**Payment Terms**	**Prior Liens**	**Face Amt. of Mortgages**	**Carrying Amt. of Mortgages**	**Prin. Amt of Loans Subject to Delinquent Prin. or Int.**
First Mortgage							
Liberty Holdings, LLC	7.00%	11/01/12	Monthly/ Balloon	0	167	163	0
				$ 0	$ 167	$ 163	$ 0
Less:							
Allowance for Loan Losses						$ (3)	
						$ 160	

	(in thousands)		
	2009	**2008**	**2007**
MORTGAGE LOANS RECEIVABLE, BEGINNING OF YEAR	$ 541	$ 399	$ 409
New participations in and advances on mortgage loans	0	167	0
	$ 541	$ 566	$ 409
Collections	(381)	(25)	(22)
Transferred to other assets	0	0	12
MORTGAGE LOANS RECEIVABLE, END OF YEAR	$ 160	$ 541	$ 399

Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Share Dividends

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends. For purposes of calculating these ratios, earnings consist of income from continuing operations before minority interest plus fixed charges. Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized. Preferred share dividends consist of dividends on our Series A preferred shares.

	Fiscal Year ended April 30,				
	2009	2008	2007	2006	2005
Consolidated ratio of earnings to fixed charges	1.14x	1.23x	1.24x	1.21x	1.20x
Consolidated ratio of earnings to combined fixed charges and preferred share dividends	1.10x	1.19x	1.19x	1.16x	1.14x

Exhibit 21.1

SUBSIDIARIES OF INVESTORS REAL ESTATE TRUST

Name of Subsidiary	State of Incorporation or Organization
Dakota - IRET, Inc.	Texas
Dakota Hill Properties, a Texas Limited Partnership	Texas
DRF Omaha/NOH, LLC	Minnesota
EVI Billings, LLC	North Dakota
EVI Grand Cities, LLC	North Dakota
EVI Sioux Falls, LLC	North Dakota
Forest Park - IRET, Inc.	North Dakota
Forest Park Properties, a North Dakota Limited Partnership	North Dakota
France Medical LLC	Delaware
France Medical MM LLC	Delaware
Health Investors Business Trust	Delaware
IRET - BD, LLC	Minnesota
IRET - Brenwood, LLC	Minnesota
IRET Corporate Plaza, LLC	North Dakota
IRET - DMS, LLC	Minnesota
IRET - Kentwood, LLC	North Dakota
IRET-MR9, LLC	Delaware
IRET-MR9 Holding, LLC	Delaware
IRET - Oakmont, LLC	South Dakota
IRET-QR, LLC	Delaware
IRET-Quarry Ridge, LLC	Delaware
IRET - Ridge Oaks, LLC	Iowa
IRET - Rimrock, LLC	North Dakota
IRET - Rocky Meadows, LLC	North Dakota
IRET Properties, a North Dakota Limited Partnership	North Dakota
IRET, Inc.	North Dakota
IRET-1715 YDR, LLC	Minnesota
IRET - Candlelight, LLC	North Dakota
IRET - Golden Jack, L.L.C.	Delaware
IRET - Minot EV, LLC	North Dakota
IRET - Plymouth, LLC	Minnesota
IRET-3900 Urbandale, LLC	Delaware
Meadow 2 - IRET, Inc.	North Dakota
Meadow 2 Properties, L.P.	North Dakota
MedPark - IRET, Inc.	North Dakota
Medpark Properties Limited Partnership	North Dakota
Mendota Office Holdings LLC	Minnesota
Mendota Office Three & Four LLC	Minnesota
Mendota Properties LLC	Minnesota
Minnesota Medical Investors LLC	Delaware
Ridge Oaks, L.P.	Iowa
SMB MM LLC	Delaware
SMB Operating Company LLC	Delaware
Thomasbrook - IRET, Inc.	Nebraska
Thomasbrook Properties, a Nebraska Limited Partnership	Nebraska

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-158001, 333-153715, 333-153714, 333-149081, 333-148529, 333-145714, 333-141341, 333-137699, 333-131894, 333-128745, 333-122289, 333-119547, 333-117121, 333-115082, 333-112465, 333-114162, 333-112272, 333-110003, 333-109387, 333-107729, 333-106748, 333-104267, 333-102610, 333-101782, 333-100272, 333-98575, 333-91788, 333-85930, 333-85352, 333-76034, 333-76266, 333-57676, 333-89761, and 333-67317 on Form S-3 and in Registration Statement Nos. 333-140176 and 333-155497 on Form S-8 of our report, dated July 13, 2009, relating to the consolidated financial statements and financial statement schedules of Investors Real Estate Trust and subsidiaries, and the effectiveness of Investors Real Estate Trust and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10-K of Investors Real Estate Trust for the year ended April 30, 2009.

DELIOTTE & TOUCHE LLP

Minneapolis, Minnesota
July 13, 2009

Certifications

Exhibit 31.1

I, Thomas A. Wentz, Sr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Investors Real Estate Trust;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 14, 2009

By: /s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr., President & CEO

Exhibit 31.2

I, Diane K. Bryantt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Investors Real Estate Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 14, 2009

By: /s/ Diane K. Bryantt
Diane K. Bryantt, Senior Vice President & CFO

Exhibit 32.1

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b) (32) (ii) of Regulation S-K.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Investors Real Estate Trust (the "Company") on Form 10-K for the year ended April 30, 2009, as filed with the Securities and Exchange Commission on July 14, 2009, (the "Report"), I, Thomas A. Wentz, Sr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr.
President and Chief Executive Officer
July 14, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b) (32) (ii) of Regulation S-K.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Investors Real Estate Trust (the "Company") on Form 10-K for the year ended April 30, 2009, as filed with the Securities and Exchange Commission on July 14, 2009, (the "Report"), I Diane K. Bryantt, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Diane K. Bryantt
Diane K. Bryantt
Senior Vice President and Chief Financial Officer
July 14, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Information

Annual Meeting
The Annual Meeting of Shareholders of the company will be held at 7:00 p.m. CDT on September 15, 2009, at the Grand International, 1505 North Broadway, Minot, North Dakota.

Shares Listed
The company's common shares of beneficial interest are listed on the NASDAQ Global Select Market under the symbol "IRET."

The company's Series A cumulative preferred shares of beneficial interest are listed on the NASDAQ Global Select Market under the symbol "IRETP."

Independent Accountants
Deloitte & Touche LLP
Minneapolis, Minnesota

Legal Counsel
Pringle & Herigstad, P.C.
Minot, North Dakota

Hunton & Williams, LLP
Richmond, Virginia

Distribution Reinvestment and Share Purchase Plan
For information on the company's distribution reinvestment and share purchase plan, contact the Investor Relations Department at 701-837-4738 or at info@iret.com.

Form 10-K
A copy of the annual report on Form 10-K for the company's fiscal year ended April 30, 2009, as filed with the Securities and Exchange Commission, is available without charge by request to IRET, Investor Relations, PO Box 1988, Minot, ND 58702-1988, by visiting the Investors section of the company's website at www.iret.com, or by accessing the EDGAR database on the Securities and Exchange Commission's website at www.sec.gov.

Transfer Agent
Questions about distribution payments, shareholder accounts, replacement of lost share certificates, or address or name changes should be directed to: Investor Relations, Investors Real Estate Trust, PO Box 1988, Minot, ND 58702-1988.












INVESTORS REAL ESTATE TRUST

3015 16th Street SW, Suite100
PO Box 1988
Minot, ND 58702-1988
Telephone: 701.837.4738
Fax: 701.838.7785
info@iret.com • www.iret.com